As filed with the U.S. Securities and Exchange Commission on October 2, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-80

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HUSKY ENERGY INC.

(Exact name of registrant as specified in its charter)

Alberta, Canada	1311	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number, if applicable)

707 – 8th Avenue S.W., P.O. Box 6525 Station D

Calgary, Alberta Canada, T2P 3G7

(403) 298-6111

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

111 Eighth Avenue

New York, NY 10011

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

James D. Girgulis Husky Energy Inc. 707 – 8th Avenue S.W., P.O. Box 6525 Station D Calgary, Alberta, Canada T2P 3G7 (403) 298-6111	Christopher Hilbert Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10109 (212) 318-3388	Daniel G. Kolibar Osler, Hoskin & Harcourt LLP Suite 2500, TransCanada Tower 450 – 1st Street S.W. Calgary, Alberta, Canada T2P 5H1 (403) 260-7047

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Shares	50,373,482	N/A	US$551,766,206	US$66,874.06

(1)

Represents the maximum number of the Registrant’s common shares estimated to be issuable to United States holders of the outstanding common shares (“MEG Shares”) of MEG Energy Corp. (“MEG”) upon consummation of the exchange offer. This number is based on the maximum number of MEG Shares, estimated solely for purposes of this calculation, to be held by United States holders of MEG Shares, or 103,862,850 MEG Shares, multiplied by 0.485 which represents the number of Registrant’s common shares being offered in exchange for each MEG Share, to yield the maximum number of Registrant shares to be issued to United States holders of MEG Shares.

(2)

Estimated solely for the purposes of calculating the registration fee in accordance with General Instruction IV.H of Form F-80. The registration fee has been calculated on the basis of (i) the market value of the MEG Shares estimated solely for purposes of this calculation to be held by United States holders, or Cdn$724,962,693, representing the product of (x) the number of MEG Shares estimated solely for purposes of this calculation to be held by United States holders (103,862,850) and (y) Cdn$6.98, the average of the high (Cdn.$7.18) and low (Cdn$6.78) prices of MEG common stock on the Toronto Stock Exchange, the primary trading market for such shares, on September 11, 2018, a date within 30 days of the filing date, and (ii) converted to U.S. dollars at the rate of exchange for September 11, 2018 as reported by the Bank of Canada of U.S.$1=Cdn$0.761096.

(3)

Determined in accordance with Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”), at a rate equal to U.S.$121.20 per $1.0 million of proposed maximum aggregate offering price.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

1.	Home Jurisdiction Document.

Offer to Purchase and Circular, dated October 2, 2018 (the “Offer and Circular”).

2.	Informational Legends.

See page ix of the Offer and Circular.

3.	Incorporation of Certain Information by Reference.

Information has been incorporated by reference in the Offer and Circular from documents filed with securities commissions or similar authorities in Canada. As required by this Item, the Offer and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Senior Vice President, General Counsel & Secretary of the Registrant at 707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5, or by telephone at (403) 298-6111.

4.	List of Documents Filed with the Commission.

See the section “Documents Filed with the SEC as Part of the Registration Statement” in the Offer and Circular. References to web addresses in the Offer and Circular are included as inactive textual references only. Except as specifically incorporated by reference into the Offer and Circular, information on these websites is not part of the Offer and Circular or part of this registration statement.

Dear MEG Energy Shareholder,

On behalf of the Board of Directors of Husky Energy Inc. (“Husky”), I invite you to consider our compelling cash and share offer (the “Offer”) to acquire all outstanding shares of MEG Energy Corp. (“MEG”) for $11 in cash or 0.485 of a Husky share per MEG share held, subject to maximum aggregate cash consideration of $1 billion and a maximum aggregate number of Husky shares issued of approximately 107 million. The Offer is contained in the accompanying Offer to Purchase and Circular.

The Offer is open for acceptance until 5 p.m. Eastern Time (3 p.m. Mountain Time) on Wednesday, January 16, 2019. Please carefully consider this Offer and read the enclosed Offer to Purchase and Circular, which contains important information regarding Husky and the terms and conditions of the Offer.

Husky believes that the Offer represents a compelling return proposition for MEG shareholders to maximize the value of their investment through a combined Canadian energy company with a strong balance sheet, an integrated business model and a rich portfolio of low cost, higher margin projects – all of which contribute to substantially more funds from operations and free cash flow with much greater stability. The benefits of this transaction for MEG shareholders include:

•

An immediate 44 percent premium to the 10-day volume-weighted average MEG share price of $7.62 as of Friday, September 28, 2018 and a 37 percent premium to MEG’s closing price of $8.03 as of that date.

•	Stronger balance sheet enabling more free cash flow to be directed to shareholder returns and growth investments

•	Increased stability of funds from operations and free cash flow due to integration, expanded market access and high-netback offshore operations

•	$200 million per year of near-term, realizable synergies

•	Opportunity to participate in Husky’s current 2.2 percent dividend yield

•	Retain significant upside through participation in a stronger combined platform for shareholder value creation

While we remain hopeful that the MEG Board will engage with us, we have determined that the best way to realize the substantial benefits of this transaction is to take our Offer directly to you, to allow you to decide the future of your investment.

THE TIME TO ACT IS NOW: TENDER YOUR SHARES TODAY

Details on how to accept the Offer are contained in the Offer to Purchase and Circular and accompanying documents. MEG shareholders with any questions or who require assistance in depositing MEG shares to the Offer should contact the Information Agent, D.F. King Canada, by telephone at 1-800-761-6707 (North American Toll Free Number) or +1-212-771-113 (outside North America), or by e-mail at inquiries@dfking.com.

We hope you will accept our compelling offer and join us as a shareholder in a stronger, combined Canadian energy company.

Sincerely,

Robert J. Peabody

President and Chief Executive Officer

Husky Energy Inc.

No securities tendered to the Offer (as defined below) will be taken up until (a) more than 50% of the outstanding securities of the class sought (excluding those securities beneficially owned, or over which control or direction is exercised, by the Offeror or any person acting jointly or in concert with the Offeror (as defined below)) have been tendered to the Offer, (b) the minimum deposit period under the applicable securities laws has elapsed, and (c) any and all other conditions of the Offer have been complied with or waived, as applicable. If these criteria are met, the Offeror will take up securities deposited under the Offer in accordance with applicable securities laws and extend the Offer for an additional minimum period of 10 days to allow for further deposits of securities.

Shareholders (as defined below) in the United States should read the “Notice to Shareholders in the United States” on page ix of this Offer to Purchase and Circular.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor. If you have any questions, please contact D.F. King Canada, the Information Agent in connection to the Offer, by telephone at 1-800-761-6707 (North American Toll Free Number) or 1-212-771-1133 (outside North America) or by email at inquiries@dfking.com. To keep current with further developments and information about the Offer, visit www.huskyenergy.com/bettertogether.

The Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority in any manner expressed an opinion or passed judgment upon the fairness or merits of the Offer, the securities offered pursuant to the Offer or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Information has been incorporated by reference in this document from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Senior Vice President, General Counsel & Secretary of Husky Energy Inc., at 707 – 8th Avenue S.W., Calgary, Alberta, T2P 1H5, Telephone (403) 298-6111, and are also available electronically at www.sedar.com.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws (as defined herein) of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

October 2, 2018

OFFER TO PURCHASE

all of the outstanding Common Shares of

MEG ENERGY CORP.

by HUSKY ENERGY INC.

for consideration per Common Share, at the choice of each holder, of

(i) $11.00 in cash (the “Cash Consideration”); or

(ii) 0.485 of a Husky common share (the “Share Consideration”)

Husky Energy Inc. (“Husky” or the “Offeror”) hereby offers (the “Offer”) to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding common shares (the “Common Shares”) of MEG Energy Corp. (“MEG”), together with the associated rights (the “SRP Rights”) issued and outstanding under the shareholder rights plan of MEG, including any Common Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time (as defined herein) upon the exercise of the MEG Options (as defined herein) or upon any other exercise, exchange or conversion of securities of MEG into Common Shares (other than pursuant to the SRP Rights). Under the Offer, each holder of Common Shares (each a “Shareholder” and collectively, the “Shareholders”) may choose to receive either (i) the Cash Consideration for each Common Share held or (ii) the Share Consideration for each Common Share held, subject to pro-ration as set out herein. Shareholders, other than Electing Shareholders (as defined herein), may choose to receive Cash Consideration for some of their Common Shares and Share Consideration for their remaining Common Shares, subject, in each case, to pro-ration as set out herein. Electing Shareholders may choose to receive the Share Consideration for all of their Common Shares or a blend of Cash Consideration and Share Consideration for each of their Common Shares, subject to pro-ration as set out herein. The total amount of cash available under the Offer is limited to $1 billion and the total number of common shares of Husky (“Husky Shares”) available is limited to 107,215,520 Husky Shares (based on the number of Common Shares, MEG Options, MEG Treasury-Settled RSUs and MEG Treasury-Settled PSUs (as such terms are defined herein) outstanding as of June 30, 2018, as disclosed by MEG).

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on January 16, 2019 (the “Expiry Time”), unless the Offer is extended, accelerated or withdrawn by the Offeror in accordance with its terms.

The Information Agent for the Offer is: D.F. King Canada

(continued from previous page)

The Husky Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “HSE”. The Common Shares are listed on the TSX under the symbol “MEG”. The Offer delivers an immediate 44% premium to MEG’s 10-day volume-weighted average share price of $7.62 as of September 28, 2018, the last trading day prior to Husky announcing its intention to make the Offer, and a 37% premium over MEG’s closing price of $8.03 as of that date.

A Shareholder depositing Common Shares will be deemed to have deposited all SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no part of the consideration to be paid by the Offeror will be allocated to the SRP Rights. See Section 1 of the Offer to Purchase, “The Offer”.

The Offer is conditional upon the specified conditions being satisfied or, where permitted, waived at 5:00 p.m. (Toronto time) on January 16, 2019 or such earlier or later time during which Common Shares may be deposited under the Offer, excluding the mandatory 10-day extension period or any extension thereafter, which include: (i) there having been validly deposited under the Offer and not withdrawn that number of Common Shares, together with the associated SRP Rights, representing more than 50% of the outstanding Common Shares, excluding those Common Shares beneficially owned, or over which control or direction is exercised, by the Offeror or by any person acting jointly or in concert with the Offeror, which is a non-waivable condition; (ii) there having been validly deposited under the Offer and not withdrawn that number of Common Shares, together with the associated SRP Rights and the Common Shares held by Husky at the Expiry Time, representing at least 66 2⁄3% of the outstanding Common Shares (on a Fully-Diluted Basis, as defined herein); (iii) the Offeror having determined, in its sole judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer, a Material Adverse Effect (as defined herein); and (iv) certain regulatory approvals having been obtained and/or waiting periods expired, including the Investment Canada Act Approval (as defined herein), Competition Act Approval (as defined herein), Transportation Act Approval (as defined herein) and the HSR Approval (as defined herein), as more particularly described herein. These and other conditions of the Offer are described in Section 4 of the Offer to Purchase, “Conditions of the Offer”. The Offer is not subject to any due diligence, financing or Husky shareholder approval conditions.

The Offeror has engaged D.F. King Canada to act as information agent (the “Information Agent”) and AST Trust Company (Canada) to act as depositary (the “Depositary”) for the Offer. Goldman Sachs Canada Inc. has been engaged to act as financial advisor to the Offeror.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on YELLOW paper) and deposit it, at or prior to the Expiry Time, together with Certificate(s) (as defined herein) representing their Common Shares and all other required documents, with the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may accept the Offer by following the procedures for: (i) book-entry transfer of Common Shares set out in Section 3 of the Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, or (ii) guaranteed delivery set out in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on PINK paper), or a manually executed facsimile thereof.

Shareholders whose Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Questions and requests for assistance may be directed to the Information Agent, whose contact details are provided on the back cover of this document. To keep current with further developments and information about the Offer, visit www.huskyenergy.com/bettertogether. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent and are available on SEDAR at www.sedar.com. Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites are incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror or the Depositary and the Information Agent.

Shareholders should be aware that during the period of the Offer, the Offeror or any of its affiliates may, directly or indirectly, bid for and make purchases of Common Shares as permitted by applicable Law. See Section 12 of the Offer to Purchase, “Market Purchases and Sales of Common Shares”.

All cash payments under the Offer will be made in Canadian dollars.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer (as defined herein), if any, to accept the Offer. However, an investment advisor, stock broker, bank, trust company or other intermediary through whom you own your Common Shares may charge a fee to tender any such Common Shares on your behalf. You should consult your investment advisor, stock broker, bank, trust company or other intermediary to determine whether other charges will apply.

SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offer to Purchase and Circular. Shareholders should read the Offer to Purchase and Circular in its entirety. Certain capitalized and other terms used in this Summary are defined in the Glossary.

The Offer

Under the Offer, each Shareholder may choose to receive either (i) the Cash Consideration for each Common Share held or (ii) the Share Consideration for each Common Share held, subject to pro-ration as set out herein. Shareholders, other than Electing Shareholders, may choose to receive Cash Consideration for some of their Common Shares and Share Consideration for their remaining Common Shares, subject, in each case, to pro-ration as set out herein. Electing Shareholders may choose to receive the Share Consideration for all of their Common Shares or a blend of Cash Consideration and Share Consideration for each of their Common Shares, subject to pro-ration as set out herein. The total amount of cash available under the Offer is limited to $1 billion and the total number of Husky available is limited to 107,215,520 Husky Shares.

Electing Shareholders will have the opportunity to file a joint tax election with the Offeror and such Shareholder must also choose to receive Share Consideration for all of their Common Shares or to receive a blend of Cash Consideration and Share Consideration for each of their Common Shares.

Only Shareholders that are resident in Canada for purposes of the Tax Act and not exempt from Canadian income tax may choose to be an Electing Shareholder. As described in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations,” Electing Shareholders will be entitled to file a joint tax election with the Offeror and may realize a greater tax deferral than those Canadian resident Shareholders who receive some Share Consideration and some Cash Consideration but who do not choose to be an Electing Shareholder. Even Shareholders who choose to receive only Share Consideration should consider choosing to be an Electing Shareholder because they may receive some Cash Consideration (notwithstanding their choice to receive only Share Consideration) as a result of the Maximum Share Consideration and the pro-rationing of the Share Consideration and the Cash Consideration described in the Offer to Purchase and Circular.

The Offeror

Husky is a large Canadian integrated energy company based in Calgary, Alberta. Husky operates in Canada, the United States and the Asia Pacific region. Husky’s common shares are listed for trading on the TSX under the symbol “HSE”.

Husky’s business is conducted predominantly through two major business segments – Upstream and Downstream.

•

“Upstream” operations in the Integrated Corridor and Offshore (as defined below) include exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (Exploration and Production) and marketing of Husky’s, and other producers’, crude oil, natural gas, natural gas liquids, sulphur and petroleum coke, pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Offeror’s Upstream operations are located primarily in Western Canada, offshore east coast of Canada (“Atlantic”), offshore China and offshore Indonesia (“Asia Pacific”).

•

“Downstream” operations in the Integrated Corridor include upgrading of heavy crude oil feedstock into synthetic crude oil in Canada (Upgrading), refining in Canada of crude oil, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian Refined Products). They also include refining in the United States of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and are grouped together as the Downstream business segment due to the similar nature of their products and services.

Husky’s business strategy is to focus on returns from investment in a deep portfolio of opportunities that can generate increased funds from operations and free cash flow. The Offeror has two main businesses: (i) an integrated Canada-U.S. Upstream and Downstream corridor (the “Integrated Corridor”); and (ii) production located offshore Atlantic and Asia Pacific (“Offshore”).

Husky’s business in the Integrated Corridor includes crude oil, bitumen, natural gas and NGL production from Western Canada, the Lloydminster upgrading and asphalt refining complex, the Prince George Refinery, Husky Midstream Limited Partnership (35 percent working interest and operatorship), and the Lima, Toledo and Superior refineries in the U.S. Midwest. Natural gas production from the Western Canada portfolio is closely aligned with Husky’s energy requirements for refining and thermal bitumen production and acts as a natural hedge.

Husky’s Offshore business includes operations and exploration in the Asia Pacific region, primarily offshore China and Indonesia, and in the Atlantic, offshore Newfoundland and Labrador. Each area generates high-netback production, with near and long-term investment potential.

For further information regarding Husky, refer to Husky’s filings with applicable Securities Regulatory Authorities in Canada, which may be obtained through SEDAR at www.sedar.com.

MEG

MEG is an oil sands company focused on sustainable in situ oil sands development and production in the southern Athabasca oil sands region of Alberta, Canada. The Common Shares are listed on the TSX under the symbol “MEG”.

For further information regarding MEG, refer to MEG’s filings with applicable Securities Regulatory Authorities in Canada, which may be obtained through SEDAR at www.sedar.com.

Reasons to Accept the Offer

Husky believes that the Offer represents a full and fair price and provides a compelling return proposition for Shareholders to maximize the value of their investment in MEG. Shareholders will benefit from both (i) the receipt of a premium and (ii) the opportunity to participate in the future growth of a combined Canadian energy company with a strong balance sheet, an integrated business model and a rich portfolio of low cost, higher margin projects.

Shareholders should consider the following factors, among others, in making a decision whether to accept the Offer.

Premium to Market Price

Husky believes that the Offer is financially compelling to Shareholders. The Offer consideration represents an implied acquisition price of $11.00 per Common Share as of September 28, 2018. This delivers an immediate 44% premium to MEG’s 10-day volume-weighted average share price of $7.62 as of September 28, 2018, the last day of trading before Husky publicly announced its proposal to acquire MEG.

As of September 28, 2018, the Offer also represents a:

•	37% premium to the closing share price of MEG of $8.03 on September 28, 2018 on the TSX

•	39% premium to the 5-day volume weighted average share price of MEG on the TSX

•	45% premium to the 20-day volume weighted average share price of MEG on the TSX

•	71% premium to MEG’s average closing price over the past two years

Premium to MEG’s Reference Share Price on the TSX Based on

$11.00 / Share Offer as of September 28, 2018

Enhanced Shareholder Return Proposition With Lower Risk

MEG has a high debt burden that has resulted in sub-investment grade credit ratings from Moody’s, Standard & Poor’s, and Fitch Ratings. This debt burden limits MEG’s strategic and financial flexibility. In the first half of 2018, MEG incurred net financing expense of $10.02 per barrel of sales volumes, and its is further constrained by long-term commitments resulting from the sale of half its interest in the Access Pipeline and Stonefell Terminal.

v

This excessive financial leverage – forecast to be over 5.0x net debt to EBITDA for year-end 2018, based on MEG’s public disclosure – significantly reduces MEG’s profitability and cash flow available for both future investments in the business and returns to Shareholders, increases MEG’s overall cost of capital, and leaves MEG highly vulnerable to oil price volatility.

In contrast, Shareholders who receive Share Consideration can expect higher dividends, stronger share price performance and higher total returns than standalone MEG can deliver today. This is due to significant financial advantages to Shareholders achieved through combining Husky and MEG, including:

•	A strong balance sheet

•	Expected investment-grade credit ratings

•	A lower cost of capital, supporting both greater investment flexibility and higher dividend payouts to shareholders

•	A stronger more stable cash flow profile supporting both growth investments and higher dividend payouts to shareholders

•

Opportunity to participate in Husky’s healthy dividend yield (currently 2.2% per annum) with expectations of higher future dividend payouts as free cash flow increases (including from synergies realized through combining Husky’s and MEG’s businesses and operations)

•	Better prospects for share price performance given the increased scale and enhanced financial profile of the combined company

Physical Integration, Expanded Market Access and High-Netback Offshore Operations Provide Stability in Funds From Operations

Export pipeline capacity has been one of the biggest issues facing the Canadian energy industry over the past few years. MEG’s limited market access leaves it highly exposed to discounted heavy oil prices, with just 30% of blend sales in the second quarter of 2018 sold at Gulf Coast pricing.

Combined Company will have >90% Downstream Coverage for Heavy Oil Production (End 2020F)	Combined Company’s Midstream and Downstream Network

Husky, through its pipeline network, firm transportation commitments and refineries in Canada and the U.S., has mitigated the effects of heavy oil differential through its Integrated Corridor business, effectively maximizing value for its barrels from the reservoir to the refinery rack and providing for more steady generation of funds from operations and protection from location and quality differentials. Importantly, the combined company will not be reliant on new pipeline capacity.

The combined company will have total Upstream production of more than 410,000 boe/day and Downstream refining and upgrading capacity of approximately 400,000 bbls/day as well as approximately 145,000 bbls/day of committed pipeline capacity to the U.S., increasing to 195,000 bbls/day in mid-2020.

Husky’s Offshore business, which includes fixed-price contracts in Asia and high-netback Atlantic production, provides for further stability in funds from operations.

Near-Term, Realizable Synergies

Husky anticipates realizing $200 million per year in near-term, realizable synergies through the combination, including:

•	$100 million per year of expected financial synergies, including debt refinancing with more favourable terms

•	$70 million per year of expected operational synergies, including additional margin capture through Husky’s midstream and Downstream infrastructure and transportation commitments

•	$30 million per year in other expected synergies, including reduction in combined corporate overhead and procurement savings

Longer-term synergies include optimization of the combined capital spending program, deployment of technologies across the combined organization, combining best practices and operating expertise across a much larger asset base, and future investments to enhance Downstream integration.

These benefits, and the associated value uplift, will accrue to Shareholders that receive Share Consideration through the combination.

Immediately Achieves and Exceeds MEG’s Announced 2020 Financial Targets

This transaction would immediately achieve and exceed MEG’s announced 2020 financial targets:

•

Optimize balance sheet: Expected 2019 net debt to EBITDA of <1.0 times, versus MEG target of 2-3x by 2020. MEG’s target is dependent on strong oil prices and favourable heavy oil differentials. The combined company is far less exposed to those risks.

•

Advance technologies: A combined company can invest in a larger portfolio of technologies that can be applied across a much larger asset base. Through increased financial flexibility, the combined company will have capital available to advance and accelerate these initiatives.

•	Enhance business sustainability: The combined company will have a lower earnings break-even price of $40/bbl US WTI, providing greater and more stable free cash flow.

•	Maximize revenue per barrel: Husky’s integrated operations and expanded market access results in greater value capture and reduced exposure to Western Canadian differential volatility.

•	Generate free cash flow: The combined company will have a stronger and more stable cash flow profile supporting both growth investments and higher dividend payouts to shareholders.

Significant Upside Through Stronger Combined Platform for Shareholder Value Creation

Despite having quality assets and demonstrated production growth, MEG has failed to deliver value to Shareholders.

MEG does not pay a dividend, and its total shareholder returns since the beginning of 2017 are negative 16% (-16%), during a period in which WTI oil price rose from $52 US per barrel to $73 US per barrel, a 40% increase. Since its 2010 initial public offering, MEG’s share price has decreased by 77% (-77%).

In contrast, Husky has a track record of delivering strong returns for shareholders. Since the start of 2017, Husky has total shareholder returns of 39%. In the second quarter 2018, Husky also announced a 67% increase in its quarterly dividend to $0.125 per Husky Share. Combining the two companies allows for improved dividend coverage, providing a basis for future dividend increases.

Total Shareholder Return Since July 2010 MEG Initial Public Offering Through September 28, 2018	Total Shareholder Return From January 2017 Through September 28, 2018

The combined company will continue to create value as one of the top three largest thermal bitumen producers in Canada as it continues to advance a portfolio of high quality, high-netback thermal projects. Additionally, it will have significant refining capacity, pipeline transportation, storage and logistical assets, which help to shield it from location and quality differentials.

Approved and Fully Financed

This proposed transaction has been unanimously approved by the Husky board of directors and is not subject to any due diligence, financing or Husky shareholder approval conditions.

Husky expects that the proposed transaction would be completed in the first quarter of 2019, subject to receipt of all necessary Regulatory Approvals.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Husky is a foreign private issuer and permitted to prepare this Offer to Purchase and Circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. Husky prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Shareholders should be aware that owning the Husky Shares may subject them to tax consequences both in the United States and in Canada. This Offer to Purchase and Circular may not describe these tax consequences fully. You should read any tax discussion in this Offer to Purchase and Circular , and holders of Common Shares are urged to consult their tax advisors. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Husky is incorporated in Alberta, Canada, some or all of Husky’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and all or a substantial portion of Husky’s assets and of the assets of such persons are located outside the United States. Shareholders in the United States may not be able to sue Husky or Husky’s officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED HUSKY’S SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Husky or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

The Offer is being made for the securities of a Canadian company that does not have securities registered under Section 12 of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated by the U.S. Securities and Exchange Commission (the “SEC”) thereunder, or Rule 14e-1 under the U.S. Exchange Act.

All references to “$” and “dollars” in this Section “NOTICE TO SHAREHOLDERS IN THE UNITED STATES” are stated in lawful currency of the United States of America.

No Offer to Sell or Solicitation of an Offer in Certain States

No offer to sell or solicitation of an offer to buy Husky Shares pursuant to the Offer is made in the U.S. states, districts and territories of Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, the District of Columbia, Florida, Guam, Illinois, Kentucky, Louisiana, Maryland, Massachusetts, Minnesota, Montana, Nebraska, New Jersey, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Tennessee, Texas, Utah, Virginia, Washington, West Virginia and Wyoming (collectively, the “Restricted States”) except only to a person who qualifies as an “exempt institutional investor” in the applicable Restricted State.

Any Shareholders who reside in one of the Restricted States and who wish to tender their Common Shares in exchange for Husky Shares must qualify as an “exempt institutional investor” in such jurisdiction. The criteria that must be satisfied to qualify as an exempt institutional investor in each of the Restricted States is generally set out below, and unless otherwise specified, the term “investment company” means an investment company as defined in the Investment Company Act of 1940:

Alabama	Any dealer, bank, savings institution, credit union, trust company, insurance company, investment company, pension or profit-sharing trust or other financial institution or institutional buyer. Although the relevant statute contains an exemption for sales to “other institutional buyers,” the Supreme Court of Alabama has held that institutional buyers not specified in the exemption must be of the same type as those institutions specified in the preceding sentence.

Alaska	Any broker-dealer, bank, savings institution, trust company, insurance company, investment company or pension or profit-sharing trust, or other financial institution or institutional buyer (including any qualified institutional buyer).

Arizona	Any dealer, bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust or other financial institution or institutional buyer.

Arkansas	Any broker-dealer, bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust or other financial institution or institutional buyer.

California

Any broker-dealer, bank, savings and loan association, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension or profit-sharing trust (other than a pension or profit sharing trust of the issuer,—if non-exempt a self-employed individual retirement plan or individual retirement account), any organization described in Section 501(c)(3) of the Internal Revenue Code as amended to December 29, 1981, which has total assets (including endowment, annuity and life income contracts) of not less than $5,000,000 according to its most recent audited financial statement, any wholly-owned subsidiary of any of

x

the foregoing, the federal government, any agency or instrumentality of or any corporation wholly owned by the federal government, any state, city, city and county, county or any agency or instrumentality thereof, any state university or state college, and any retirement system for the benefit of the employees of any of such governmental units, agencies, instrumentalities, corporations or educational institutions, or any other institutional investor or governmental agency or instrumentality designated by rule of the California Department of Business Oversight provided purchaser represents that it is purchasing for investment and not with a view to or for sale in connection with any distribution of the securities. This is limited to corporations only.

Colorado	Any broker-dealer, depository institution, insurance company or separate account of an insurance company, investment company registered under the Investment Company Act of 1940, business development company as defined in the Investment Company Act of 1940, private business development company as defined in the Investment Advisers Act of 1940, employee pension, profit-sharing, or benefit plan if (i) the plan has total assets in excess of $5,000,000 or (ii) investment decisions are made by a named fiduciary, as defined in the Employee Retirement Income Security Act of 1974, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, a depository institution or an insurance company, an entity a substantial part of whose business activities consist of investing, purchasing, selling or trading in securities of more than one issuer and not of its own issue and that has total assets in excess of $5,000,000 as of the end of its latest fiscal year, a small business investment company licensed under the Small Business Investment Act of 1958 or any other institutional buyer.

Connecticut	Any broker-dealer, bank and trust company, national banking association, savings bank, savings and loan association, credit union, trust company, insurance company, investment company, pension or profit-sharing trust or other financial institution or institutional buyer (including any qualified institutional buyer).

Delaware	Any broker-dealer, bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust, accredited investor as defined in Rule 501(a)(1) — (4), (7) — (8) promulgated under the Securities Act of 1933 (other than a self-directed employee benefit plan with investment decisions made solely by persons that are accredited investors as defined in Rule 501(a)(5) – (6)), qualified institutional buyer, corporation, partnership, trust, estate, or other entity (excluding individuals) not formed for the purpose of acquiring the securities having a net worth of at least $5,000,000 and any wholly-owned subsidiary of such an entity, or other financial institution or institutional buyer.

Dist. of Col.	Any broker-dealer, depository institution, insurance company or separate account of an insurance company; investment company or business development company as defined in the Investment Company Act of 1940; employee pension, profit-sharing, or benefit plan if (i) the plan has total assets in excess of $5 million or (ii) its investment decisions are made by a named fiduciary, as defined in the ERISA, that is either a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, a depository institution, or an insurance company, qualified institutional buyer, accredited investor as defined in SEC Rule 501(a) or limited liability company with net assets of at least $500,000.

Florida	Any dealer, bank, trust company, savings institution, insurance company, investment company, pension or profit-sharing trust or qualified institutional buyer.

Guam	Any broker-dealer, bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust or other financial institution or institutional buyer.

Illinois	Any dealer, corporation, bank, savings bank, savings institution, trust company, insurance company, savings and loan association, building and loan association, pension fund or pension trust, employees’ profit-sharing trust, other financial institution or institutional investor, any government or political subdivision or instrumentality thereof, any partnership or other association engaged as a substantial part of its business or operations in purchasing or holding securities, any trust in respect of which a bank or trust company is trustee or co-trustee, or to any employee benefit plan within the meaning of Title I of ERISA if (i) the investment decision is made by a plan fiduciary as defined in Section 3(21) of ERISA and such plan fiduciary is either a bank, savings and loan association, insurance company, or an investment adviser registered under the Investment Advisers Act of 1940 or the Illinois Securities Law, or (ii) the plan has total assets in excess of $5,000,000, any plan established and maintained by, and for the employees of, any state or political subdivision or agency or instrumentality thereof if such plan has total assets in excess of $5,000,000, any organization described in Section 501(c)(3) of the Internal Revenue Code, any Massachusetts or similar business trust, any partnership, if such organization, trust or partnership has total assets in excess of $5,000,000, any entity ninety percent of the equity of which is owned by any of the foregoing, or any investment company, university or other organization whose primary purpose is to invest its own assets or those held in trust by it for others.

Kentucky	Any broker-dealer, bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust or other financial institution or institutional buyer.

Louisiana	Any dealer, bank, savings institution, trust company, insurance company, investment company, real estate investment trust, small business investment corporation, pension or profit-sharing plan or trust or other financial institution.

Maryland	Any broker-dealer, bank, savings and loan association, trust company, insurance company, investment company, investment adviser with assets under management of not less than $1,000,000, employee benefit plan with assets of not less than $1,000,000, government agency or instrumentality, institutional accredited investor as defined in SEC Rule 501(a)(1) — (3), (7) or (8), qualified institutional buyer, or any other institutional investor designated by rule or order of the Securities Commissioner of Maryland.

Massachusetts	Any broker-dealer, bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust, small business investment company licensed under the Small Business Investment Act of 1958, private business development company as defined in the Investment Advisers Act of 1940, business development company as defined in the Investment Company Act of 1940, any corporation, Massachusetts or similar business trust, partnership, limited liability company or limited liability partnership not formed for the specific purpose of acquiring the securities, a substantial part of whose business consists of investing, purchasing, selling or trading in securities issued by another person if (a) investment decisions are made by persons who are reasonably believed to have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment and (b) having total assets in excess of $5,000,000, any organization described in Section 501(c)(3) of the Internal Revenue Code with total assets in excess of $5,000,000, qualified institutional buyer or other financial institution or institutional buyer.

Minnesota

Any broker-dealer registered under the Securities Exchange Act of 1934, banking institution organized under the laws of the United States, member bank of the Federal Reserve System, or any other banking institution doing business under the laws of a state or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to be exercised by national banks under the authority of the Comptroller of the Currency pursuant to Section 1 of Public Law 87-722, and which is supervised and examined by a state or federal agency having supervision over banks, and which is not operated for the purpose of evading the Minnesota Uniform Securities Act (2002); a receiver, conservator, or other liquidating agent of any of the foregoing; a savings institution, trust company, credit union, or similar institution organized or chartered under the laws of a state or of the United States, authorized to receive deposits, and supervised and examined by an official or agency of a state or the United States whose deposits or share accounts are insured to the maximum amount authorized by statute by the Federal Deposit Insurance Corporation, the National Credit Union Share Insurance Fund, or a successor authorized by federal law (other than a Morris Plan bank or an industrial loan company which is not an “insured depositary institution” as defined in Section 3(c)(2) of the Federal Deposit Insurance Act); an international financial institution of which the United States is a member and whose securities are exempt from registration under the Securities Act of 1933; an insurance company or separate account of an insurance company; an investment company; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in Minnesota, a depository institution, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in Minnesota, a depository institution, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $10,000,000 if its trustee is a depository institution, and its participants are exclusively employee pension, profit-sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities, with total assets in excess of $10,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $10,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $10,000,000; a person registered under the Investment Advisers Act of 1940 acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than Rule 144A(a)(1)(i)(H), adopted under the Securities Act of 1933; a “major U.S. institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the Securities Exchange Act of 1934; or any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the Minnesota Uniform Securities Act (2002); and any accredited investor as defined in Rule 501(a) under the Securities Act of 1933.

Montana	Any broker-dealer, bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust or other financial institution or institutional buyer.

Nebraska	Any bank, savings institution, credit union, trust company, or other financial institution; insurance company; investment company; pension or profit-sharing trust; broker-dealer; corporation, Massachusetts or similar business trust or partnership with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities; trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities, whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment; individual accredited investor, or an entity in which all of the equity owners are individual accredited investors; or any other institutional buyer as may be defined by the Director of Banking and Finance of the State of Nebraska by rule and regulation or order.

New Jersey	Any broker-dealer, bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust, qualified institutional buyer, or other financial institution or institutional buyer.

North Carolina	Any dealer, entity having a net worth in excess of $1,000,000, bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust or other financial institution or institutional buyer.

North Dakota

Any broker-dealer registered under the Securities Exchange Act of 1934; banking institution organized under the laws of the United States, member bank of the Federal Reserve System, or any other banking institution doing business under the laws of a state or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to be exercised by national banks under the authority of the Comptroller of the Currency pursuant to Section 1 of Public Law 87-722, and which is supervised and examined by a state or federal agency having supervision over banks, and which is not operated for the purpose of evading the North Dakota Securities Act of 1951; a receiver, conservator, or other liquidating agent of any of the foregoing; a savings institution, trust company, credit union, or similar institution organized or chartered under the laws of a state or of the United States, authorized to receive deposits, and supervised and examined by an official or agency of a state or the United States whose deposits or share accounts are insured to the maximum amount authorized by statute by the Federal Deposit Insurance Corporation, the National Credit Union Share Insurance Fund, or a successor authorized by federal law (other than a Morris plan bank or industrial loan company); an international financial institution of which the

United States is a member and whose securities are exempt from registration under the Securities Act of 1933; an insurance company or a separate account of an insurance company; an investment company; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in this State, a depository institution, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in this State, a depository institution, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $10,000,000 ifs its trustee is a depository institution, and its participants are exclusively employee pension, profit-sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities, with total assets in excess of $10,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $10,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $10,000,000; a federal covered investment adviser acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than rule 144(a)(1)(i)(H), adopted under the Securities Act; a “major United States institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the Securities Exchange Act of 1934; or any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the North Dakota Securities Act of 1951.

Ohio

Any dealer, bank, trust company, savings and loan association, savings bank, credit union incorporated or organized under the laws of a state, the United States, Canada or any province of Canada that is subject to regulation or supervision by that country, state, or province, or any international banking institution; any insurance company or separate account of an insurance company; an investment company; broker-dealer registered under the Securities Exchange Act of 1934, or licensed by the Ohio Division of Securities as a dealer; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, or an investment adviser registered under the Ohio Securities Act, a bank, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, or an investment adviser registered under the Ohio Securities Act, a bank, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $10,000,000 if its trustee is a depository institution, and its participants are exclusively employee pension, profit-sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities, with total assets in excess of $10,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $10,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $10,000,000; a federal covered investment adviser acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than Rule 144A(a)(1)(i)(H), adopted under the Securities Act; a “major United States institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the Securities Exchange Act of 1934; or any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the Ohio Securities Act.

Oklahoma

Any broker-dealer registered under the Securities Exchange Act of 1934, banking institution organized under the laws of the United States, member bank of the Federal Reserve System, or any other banking institution doing business under the laws of a state or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to be exercised by national banks under the authority of the Comptroller of the Currency pursuant to Section 1 of Public Law 87-722, and which is supervised and examined by a state or federal agency having supervision over banks, and which is not operated for the purpose of evading the Oklahoma Uniform Securities Act of 2004; a receiver, conservator, or other liquidating agent of any of the foregoing; a savings institution, trust company, credit union, or similar institution organized or chartered under the laws of a state or of the United States, authorized to receive deposits, and supervised and examined by an official or agency of a state or the United States whose deposits or share accounts are insured to the maximum amount authorized by statute by the Federal Deposit Insurance Corporation, the National Credit Union Share Insurance Fund, or a successor authorized by federal law (other than a Morris Plan bank or an industrial loan company); a trust company organized or chartered under the laws of this State; an international financial institution of which the United States is a member and whose securities are exempt from registration under the Securities Act of 1933; an insurance company or separate account of an insurance company; an investment company; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in this State, a depository institution, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in this State, a depository institution, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $10,000,000 if its trustee is a depository institution, and its participants are exclusively employee pension, profit-sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities, with total assets in excess of $10,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $10,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $10,000,000; a person registered under the Investment Advisers Act of 1940 acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than Rule 144A(a)(1)(i)(H), adopted under the Securities Act; a “major U.S. institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the Securities Exchange Act of 1934; or any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the Oklahoma Uniform Securities Act of 2004.

Oregon	Any broker-dealer, bank, savings institution, trust company, insurance company, investment company, mortgage broker or mortgage banker, pension or profit-sharing trust or other financial institution or institutional buyer.

Pennsylvania

Any broker-dealer, bank, savings bank, savings institution, savings and loan association, thrift institution, trust company or similar organization which is organized or chartered under the laws of a state or of the United States, is authorized to and receives deposits and is supervised and examined by an official or agency of a state or by the United States if its deposits are insured by the Federal Deposit Insurance Corporation or a successor authorized by Federal law, any agency, branch or representative office of a foreign bank that is subject to the same degree of regulation and supervision as a domestic bank, any wholly owned subsidiary of one of the foregoing, insurance company, pension or profit-sharing plan or trust (other than a municipal pension plan or system), a college, university or other public or private institution which has received exempt status under section 501(c)(3) of the Internal Revenue Code of 1954 and which has a total endowment or trust funds, including annuity and life income funds, of $5,000,000 or more according to its most recent audited financial statements; provided that the aggregate dollar amount of securities being sold to the person may not exceed 5% of the endowment or trust funds, a qualified pension and profit sharing and stock bonus plan under section 401 of the Internal Revenue Code of 1986 (KEOGH), an individual retirement account under Section 408 of the Internal Revenue Code of 1986 (IRA) and a simplified employee pension under Section 408(k) of the Internal Revenue Code of 1986 (SEP) if the KEOGH, IRA or SEP has one of the following: (1) plan assets of $5 million or more, or (2) has retained, on an ongoing basis, the services of a person knowledgeable and experienced in financial and business matters to render professional investment management advice and has investments of $500,000 or more in securities, investment company, or any entity which controls any of the foregoing, the Federal Government, a state or any agency or political subdivision thereof except public school districts of this State, a corporation or business trust or a wholly owned subsidiary thereof which has been in existence for eighteen months and which has a tangible net worth on a consolidated basis, as reflected on its most recent audited financial statements, of $10,000,000 or more, a small business investment company as defined in the Small Business Investment Act of 1958 which (a) has total capital of at least $1,000,000 or (b) is controlled by one of the foregoing institutions, a seed capital fund as defined and authorized in the Small Business Incubators Act, a business development credit company as authorized in the Business Development Credit Corporation Law, qualified institutional buyer, a person whose security holders consist solely of any of the foregoing, or any other person designated by regulation of the Pennsylvania Department of Banking and Securities.

Puerto Rico	Any broker-dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of Puerto Rico, pension or profit-sharing trust or other financial institution or institutional buyer.

Tennessee	Any broker-dealer, bank (other than a bank is acting as a broker-dealer as such term is defined in Tennessee Securities Act of 1980), trust company, insurance company, investment company registered under the Investment Company Act of 1940, a holding company which controls any of the foregoing, a trust or fund over which any of the foregoing has or shares investment discretion, a pension or profit sharing plan, an institutional buyer as defined by rule by the Commissioner of Commerce and Insurance, or any other person (other than a broker-dealer) engaged as a substantial part of its business in investing in securities, in each case having a net worth in excess of $1,000,000.

Texas	Any registered dealer actually engaged in buying and selling securities as a business, bank, trust company, building and loan association, insurance company, surety or guaranty company, savings institution, federally chartered credit union, savings and loan association, federal savings bank, credit union chartered under the laws of any state, investment company, small business investment company as defined in the Small Business Investment Act of 1958, qualified institutional buyer, accredited investor as defined in Rule 501(a)(1) – (4) and (7) – (8) (other than a self-directed employee benefit plan with investment decisions made solely by persons that are accredited investors as defined in Rule 501(a)(5)-(6)) promulgated under the Securities Act of 1933, any corporation, partnership, trust, estate or other entity (other than an individual) not formed for the purpose of acquiring the securities having a net worth of not less than $5,000,000 and any wholly-owned subsidiary of such an entity, such securities being purchased by such institution for its own account or as a bona fide trustee of a trust organized and existing other than for the purpose of acquiring the securities.

Utah

Any broker-dealer, bank, savings and loan association, savings bank, industrial bank, credit union or other institution that holds or receives deposits, savings, or share accounts, issues certificates of deposit, or provides to its customers other depository accounts that are subject to withdrawal by checks, drafts, or other instruments or by electronic means to effect third party payments, trust company, insurance company, investment company, pension or profit-sharing trust, qualified institutional buyer or other financial institution or institutional investor.

Virginia	Any broker-dealer, corporation, investment company or pension or profit-sharing trust.

Washington	Any broker-dealer, bank, savings institution, trust company, insurance company, investment company, or any wholly owned subsidiary of one of the foregoing, pension or profit-sharing trust (other than a self-directed pension plan), corporation, business trust or partnership, or any wholly owned subsidiary of such an entity, which has been operating for at least 12 months and which has a net worth on a consolidated basis of at least $10,000,000 as determined by the entity’s most recent audited financial statements (which are dated within the past 16 months), entity which has been granted exempt status under Section 501(c)(3) of the Internal Revenue Code with a total endowment or trust fund of at least $5,000,000 according to its most recent audited financial statements (which are dated within the past 16 months), or other financial institution or institutional buyer.

West Virginia	Any broker-dealer, bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust or other financial institution; any corporation, business trust, partnership, limited liability company, limited liability partnership or wholly owned subsidiary of any of the aforementioned entities or an entity which has been granted exempt status under Section 501(c)(3) of the Internal Revenue Code, as amended, which has been operating on a continuing basis for at least twelve months and which has a net worth of at least $5,000,000, a substantial part of whose business activities consists of investing, purchasing, selling or trading in securities issued by others and whose investment decisions are made by persons who are reasonably believed by the seller to have such knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of investment; a small business investment company licensed by the United States Small Business Administration under the Small Business Investment Act of 1958, as amended; a private business development company as defined by the Investment Advisors Act of 1940, as amended; a business development company as defined in the Investment Company Act of 1940, as amended; a wholly-owned subsidiary of a bank, savings institution, insurance company, or investment company; or a qualified institutional buyer as defined in Rule 144A(a) adopted under the Securities Act of 1933.

Wyoming

Any banking institution organized under the laws of the United States, member bank of the Federal Reserve System, or any other banking institution doing business under the laws of a state or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to be exercised by national banks under the authority of the Comptroller of the Currency pursuant to Section 1 of Public Law 87-722, and which is supervised and examined by a state or federal agency having supervision over banks, and which is not operated for the purpose of evading the Wyoming Uniform Securities Act, or a receiver, conservator, or other liquidating agent of any of the foregoing; a savings institution, trust company, credit union, or similar institution organized or chartered under the laws of a state or of the United States, authorized to receive deposits, and supervised and examined by an official or agency of a state or the United States if its deposits or share accounts are insured to the maximum amount authorized by statute by the Federal Deposit Insurance Corporation, the National Credit Union Share Insurance Fund, or a successor authorized by federal law (other than a Morris Plan bank or an industrial loan company); an international financial institution of which the United States is a member and whose securities are exempt from registration under the Securities Act of 1933; an insurance company or separate account of an insurance company; an investment company; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in Wyoming, a depository institution, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the Securities Exchange Act of 1934, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in Wyoming, a depository institution, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $10,000,000 if its trustee is a depository institution, and its participants are exclusively employee pension, profit-sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities, with total assets in excess of $10,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $10,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $10,000,000; a person registered under the Investment Advisers Act of 1940 acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than Rule 144A(a)(1)(i)(H), adopted under the Securities Act of 1933; a “major U.S. institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the Securities Exchange Act of 1934; or any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the Wyoming Uniform Securities Act.

The following summary sets out information concerning the ability of U.S. Persons in Restricted States to participate in the Offer.

•

If you reside in one of the Restricted States (as defined above), you may accept the Offer and receive Husky Shares under the Offer for any Common Shares that you tender to the Offer if and only if you are an “exempt institutional investor” under the laws of your state of residence. If you are an “exempt institutional investor” under the laws of your state of residence, and wish to tender Common Shares and receive Husky Shares, you may be required to certify your status as an “exempt institutional investor” to the Offeror and the Information Agent and should contact the Information Agent for additional information in that regard.

•

If you reside in one of the Restricted States and you are not an “exempt institutional investor” under the laws of your state of residence, you may accept the Offer, but you are not entitled to receive any Husky Shares as part of the consideration for the Common Shares that you tender.

In addition, no offer to sell or solicitation of an offer to buy Husky Shares pursuant to the Offer is being made in the state of New York or to Shareholders resident in New York. However, prior to the Expiry Time, Husky will take steps to register or qualify the Husky Shares to be issued in connection with the Offer in accordance with the securities laws of New York or may take other actions to enable Shareholders resident in New York to acquire Husky Shares in exchange for its Common Shares. Upon taking such steps, Husky will provide notice thereof to Shareholders as required by applicable law.

Reserves Estimates

Certain of the Offeror’s oil and gas reserves included or incorporated by reference in the Offer to Purchase and Circular have been prepared in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51- 101”), which has been adopted by Securities Regulatory Authorities (as defined herein) in Canada and imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities that differ from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K. NI 51-101 permits oil and gas issuers, in their filings with Securities Regulatory Authorities in Canada, to disclose not only proved and probable reserves but also resources, and to disclose reserves and production on a gross basis before deducting royalties. The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, proved and probable reserves disclosed in the documents incorporated by reference into this Offer to Purchase and Circular in compliance with NI 51-101 are not comparable to those disclosed by U.S. companies in reports filed with the SEC. Moreover, as permitted by NI 51-101, the Offeror has determined and disclosed its reserves and the related net present value of future net revenue from its reserves in its NI 51-101 compliant reserves disclosure using forecast prices and costs. In contrast, the SEC requires that reserves and related future net revenue be estimated based on historical 12-month average prices rather than forecast prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices or management’s own forecasts. Consequently, the oil and gas reserves estimates incorporated by reference in this Offer to Purchase and Circular that are prepared in accordance with NI 51-101 are not comparable to oil and gas reserve estimates provided by U.S. companies in their filings with the SEC.

Purchases Outside of the Offer

Shareholders in the United States should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares during the period of the Offer other than through the Offer, such as in open market purchases, as permitted by applicable Law. If any such purchases are made, the Offeror will issue a news release immediately after the close of business on the day of any such purchase, containing disclosure of the number of Common Shares purchased and certain other information as required by applicable Law. See Section 12 of the Offer to Purchase, “Market Purchases and Sales of Common Shares.”

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer is being made only for Common Shares and the accompanying SRP Rights and is not being made for any Convertible Securities (as defined herein) (including MEG Options, MEG Treasury-Settled PSUs or MEG Treasury-Settled RSUs) or other rights (other than SRP Rights) to acquire Common Shares. Holders of Convertible Securities who wish to accept the Offer with respect to the underlying Common Shares should, to the extent permitted by the terms of the Convertible Securities and applicable Law, exercise, exchange or convert the rights under such Convertible Securities to acquire Common Shares and tender the underlying Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that Common Shares will be available for tender at or prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery” and in Section 12 of the Circular, “Treatment of MEG Options and Other MEG Incentive Awards”.

The tax consequences to holders of Convertible Securities of exercising, exchanging or converting such securities are not described in either Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations” or in Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”. Holders of Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision as to whether to exercise, exchange or convert their Convertible Securities.

CURRENCY

All references to “$” in this Offer to Purchase and Circular mean Canadian dollars, except where otherwise indicated. On October 1, 2018, the Bank of Canada daily exchange rate for U.S. dollars was $1.00 = US$.7811.

INFORMATION CONTAINED IN THE OFFER TO PURCHASE AND CIRCULAR

Certain information contained in this document has been taken from or is based on documents that are expressly referred to in this document. All summaries of, and references to, documents that are specified in this document as having been filed, or that are contained in documents specified as having been filed, on SEDAR or with the SEC are qualified in their entirety by reference to the complete text of those documents as filed, or as contained in documents filed, under the Offeror’s profile at www.sedar.com. Shareholders are urged to read carefully the full text of those documents, which may also be obtained on request without charge from the Information Agent at inquiries@dfking.com or by telephone: 1-800-761-6707 (North American Toll Free Number) or +1-212-771-1133 (outside North America).

As of the date of this Offer, the Offeror has not had access to the non-public books and records of MEG and the Offeror is not in a position to independently assess or verify certain of the information in MEG’s publicly filed documents, including its financial statements and reserves disclosure. MEG has not reviewed this Offer to Purchase and Circular and has not confirmed the accuracy and completeness of the information in respect of MEG contained herein. As a result, all historical information regarding MEG included herein, including all MEG financial information, and all pro forma financial information reflecting the pro forma effects of a combination of the Offeror and MEG, has been derived, by necessity, from MEG’s public reports and securities filings as of October 1, 2018. While the Offeror has no reason to believe that such publicly filed information is inaccurate or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of any such information. See Section 25 of the Circular, “Risk Factors – Risk Factors Related to the Offer and the Offeror – The Offeror has been unable to independently verify the accuracy and completeness of MEG information in the Offer to Purchase and Circular”. None of MEG’s public reports or securities filings are or have been incorporated by reference into this Offer to Purchase and Circular.

For more information on the reserves of Husky, including definitions of proved and probable reserves, Husky’s interests therein, location of the reserves and the product types reasonably expected therefrom, please see Husky’s most recent AIF (as defined herein) which is incorporated by reference herein.

Husky uses the term barrels of oil equivalent (“boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies and does not represent value equivalency at the wellhead.

Husky uses the term “earnings break-even”. Earnings break-even reflects the estimated WTI oil price per barrel priced in US dollars required in order to generate a net income of Cdn$0 in the 12-month period ending December 31 of the indicated year. This assumption is based on holding several variables constant throughout the applicable 12-month period, including foreign exchange rate, light-heavy oil differentials, realized refining margins, forecast utilization of downstream facilities, estimated production levels and other factors consistent with normal oil and gas company operations. Earnings break-even is used to assess the impact of changes in WTI oil prices on the net earnings of the Offeror and could impact future investment decisions. Earnings break-even does not have any standardized meaning and therefore should not be used to make comparisons to similar measures presented by other issuers. Actual results may differ materially.

This document does not generally address the income tax consequences of the Offer to Shareholders in any jurisdiction outside Canada or the United States. Shareholders in a jurisdiction outside Canada or the United States should be aware that the disposition of the Common Shares may have tax consequences which may not be described herein. All Shareholders, including Shareholders outside Canada and the United States, should consult their own tax advisors with respect to tax considerations applicable to them.

Unless the context otherwise requires, all references in this Offer to Purchase and Circular to “Husky”, the “Offeror”, “we”, “us” and “our” mean Husky Energy Inc. and its subsidiaries, partnership or trust interests and joint venture investments.

Certain figures herein may not add due to rounding.

Information contained in this document is given as of October 2, 2018, unless otherwise specifically stated.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Husky is a reporting issuer or the equivalent in all of the provinces of Canada and files its continuous disclosure documents with the applicable Securities Regulatory Authorities. Such documents are available under Husky’s profile at www.sedar.com. Husky is also subject to the reporting requirements of the U.S. Exchange Act and files certain documents with the SEC. Such documents may be obtained by visiting the SEC’s website at www.sec.gov.

FORWARD-LOOKING INFORMATION

Certain statements contained in Section 5 of the Circular, “Reasons to Accept the Offer”, Section 6 of the Circular, “Purpose of the Offer”, Section 9 of the Circular, “Source of Funds” and Section 14 of the Circular, “Acquisition of Common Shares Not Deposited”, in addition to certain statements contained elsewhere in this document or incorporated by reference herein, contain “forward-looking information” and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “believes”, “plans”, “expects”, “intends” and “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this Offer to Purchase and Circular includes, but is not limited to, statements relating to the following items: expectations relating to the Offer and information concerning the Offeror’s plans for MEG in the event the Offer is successful; the satisfaction or waiver of the conditions to consummate the Offer; the results, effects and timing of the Offer and completion of any Compulsory Acquisition or Subsequent Acquisition Transaction (each as defined herein); expectations regarding the process and timing for obtaining Regulatory Approvals (as defined herein); the tax treatment of Shareholders; intentions to amalgamate MEG with a subsidiary of Husky following or as part of any Compulsory Acquisition or Subsequent Acquisition Transaction; plans to repay any drawdowns under Husky’s revolving syndicated credit facilities; intentions to delist the Common Shares and to cause MEG to cease to be a reporting issuer if permitted under applicable Law; the anticipated effects of the Offer and expected benefits of tendering to the Offer, both to the Offeror and to the Shareholders; and the anticipated strategic, operational and financial benefits that may result from a combination of the Offeror and MEG, including, but not limited to, combined production, earnings break-even and anticipated synergies.

Although the Offeror believes that the expectations reflected by the forward-looking statements presented in this Offer to Purchase and Circular are reasonable, the Offeror’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Offeror about itself and MEG and the businesses in which they operate. Information used in developing forward-looking statements has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material assumptions used to develop forward-looking statements include, but are not limited to: the Offeror will receive the Regulatory Approvals on the timelines and in the manner currently anticipated; the other conditions of the Offer will be satisfied on a timely basis in accordance with their terms; the anticipated synergies and other anticipated benefits of the Offer will materialize; MEG’s public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements, or otherwise; there will be no material changes to government and environmental regulations adversely affecting the Offeror’s or MEG’s operations; and the impact of the current economic climate and financial, political and industry conditions on the Offeror’s operations, including its financial condition and asset value, will remain consistent with the Offeror’s current expectations. All figures and descriptions provided in this Offer to Purchase and Circular related to the proposed transaction, including those around consideration, reasons for the Offer, the potential benefits to the Shareholders and expected pro forma effects, are based on and assume the following: (a) Husky’s dividends and Husky’s and MEG’s respective liquidity, debt, credit ratings, debt costs and assets (including reserves), will not change from what was the case on October 1, 2018, in the case of Husky, and from what the Offeror has ascertained from MEG’s public filings on SEDAR up to and including October 1, 2018, in the case of MEG, and in the case of reserves, those reported by Husky and MEG in their respective most recent annual information forms as at December 31, 2017; (b) 296,751,000 Common Shares issued and outstanding immediately prior to the date of the Offer; (c) that all of the Common Shares are tendered to the Offer pursuant to the terms thereof; and (d) no other Common Shares or Husky Shares are issued before the successful completion of the Offer. Assumptions have also been made with respect to future oil and gas prices, the timing of commissioning and start-up of the Offeror’s capital projects and future foreign exchange and interest rates. Although the Offeror believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, Shareholders should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause the Offeror’s actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements and information. In particular, there are certain risks related to the consummation of the Offer and the business and operations of the Offeror (including the business and operations that are currently being conducted and undertaken by the Offeror and those that will be conducted and undertaken by the Offeror upon consummation of the Offer) including, but not limited to, the risk of failure to satisfy the conditions to the Offer (including obtaining the Regulatory Approvals) and the risk that the anticipated synergies and other benefits of the Offer may not be realized and the risk that future production may not grow as anticipated. In addition, Shareholders are cautioned that the actual results of the Offeror following the successful completion of the Offer, may differ materially from the expectations expressed herein as a result of a number of additional risks and uncertainties. For a further discussion regarding the risks related to the Offer and the Offeror, see Section 25 of the Circular, “Risk Factors”. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Offeror. Husky’s AIF for the year ended December 31, 2017 and other documents filed by the Offeror with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) further describes risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management of the Offeror to predict all of such factors and to assess in advance the impact of each such factor on the Offeror’s or MEG’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Offeror’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Offeror undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

NON-GAAP MEASURES

This Offer to Purchase and Circular contains references to the terms “funds from operations”, “free cash flow”, and “net debt to EBITDA”, which do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and are therefore unlikely to be comparable to similar measures presented by other issuers. None of these measures is used to enhance Husky’s reported financial performance or position. These measures are useful complementary measures in assessing the Husky’s financial performance, efficiency and liquidity.

Funds from operations is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Funds from operations is presented to assist management and investors in analyzing operating performance of Husky in the stated period. Funds from operations equals cash flow – operating activities plus change in non-cash working capital.

Free cash flow is a non-GAAP measure, which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Free cash flow is presented to assist management and investors in analyzing operating performance by the business in the stated period. Free cash flow equals funds from operations less capital expenditures and investment in joint ventures.

Net debt to EBITDA is a non-GAAP measure that equals net debt divided by EBITDA. Net debt equals total debt less cash and cash equivalents. Total debt is calculated as long-term debt, long-term debt due within one year and short-term debt. EBITDA equals net earnings (loss) plus finance expenses (income), provisions for (recovery of) income taxes, and depletion, depreciation and amortization. Net debt to EBITDA is considered to be a useful measure in assisting management and investors to evaluate the Company’s financial strength.

QUESTIONS AND ANSWERS ABOUT THE OFFER

The following are some of the questions that you, as a Shareholder, may have and the answers to those questions. The information contained in these questions and answers is a summary only and is not meant to be a substitute for the more detailed description and information contained elsewhere in the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Shareholders are urged to read the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. Terms defined in the Glossary and not otherwise defined in these questions and answers have the respective meanings given to them in the Glossary, unless the context otherwise requires. Cross-references have been included in these questions and answers to other sections of the Offer to Purchase and Circular where you will find more complete descriptions of the topics mentioned below.

Unless otherwise indicated, the information concerning MEG contained herein and in the Offer to Purchase and Circular has been taken from or based upon publicly available documents and records on file with the Securities Regulatory Authorities and other public sources. Although the Offeror has no knowledge that would indicate any statements contained herein and in the Offer to Purchase and Circular and taken from or based on such information are untrue or incomplete, none of the Offeror or any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by MEG to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror.

Who is making the Offer?

Husky is a corporation existing under the Laws of the Province of Alberta. Our registered office is located at 707 – 8th Avenue S.W., Calgary, Alberta, T2P 1H5. Husky’s common shares are listed for trading on the TSX under the symbol “HSE”. Husky is a reporting issuer or the equivalent in each of the provinces of Canada.

Husky is a large Canadian integrated energy company based in Calgary, Alberta. Husky operates in Canada, the United States and the Asia Pacific region. Husky’s business strategy is to focus on returns from investment in a deep portfolio of opportunities that can generate increased funds from operations and free cash flow. Husky has two main businesses: (i) an integrated Canada-U.S. Upstream and Downstream corridor; and (ii) production located offshore Atlantic and Asia Pacific.

See Section 1 of the Circular, “The Offeror”.

What is the Offeror proposing?

We are offering to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares, together with the associated SRP Rights, including, without limitation, any Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise, exchange or conversion of Convertible Securities (other than pursuant to the SRP Rights).

A Shareholder depositing Common Shares will be deemed to have deposited all SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no part of the consideration to be paid by the Offeror will be allocated to the SRP Rights.

See Section 1 of the Offer to Purchase, “The Offer”.

What would I receive in exchange for each of my Common Shares?

We are offering, at each Shareholder’s choice, (i) the Cash Consideration, which is $11.00 in cash per Common Share or (ii) the Share Consideration, which is 0.485 of a Husky Share per Common Share, subject, in each case, to pro-ration as set out herein. Shareholders, other than Electing Shareholders, may choose to receive Cash Consideration for some of their Common Shares and Share Consideration for their remaining Common Shares, subject, in each case, to pro-ration as set out herein. Electing Shareholders may choose to receive the Share Consideration for all of their Common Shares or a blend of Cash Consideration and Share Consideration for each of their Common Shares, subject, in each case, to pro-ration as set out herein.

See Section 1 of the Offer to Purchase, “The Offer”, and U.S. Shareholders should see “Notice to Shareholders in the United States” above.

Are any outstanding securities of MEG not included in the Offer?

The Offer is being made only for Common Shares and the accompanying SRP Rights and is not made for any Convertible Securities. Holders of Convertible Securities who wish to accept the Offer must, to the extent permitted by the terms of the security and applicable Law, exercise, exchange or convert, as applicable the Convertible Securities in order to obtain Certificate(s) representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will have Certificate(s) representing the Common Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Why should I accept the Offer?

Husky believes that the Offer represents a full and fair price and provides a compelling return proposition for Shareholders to maximize the value of their investment in MEG. Shareholders will benefit from both (i) the receipt of a premium and (ii) the opportunity to participate in the future growth of a combined Canadian energy company with a strong balance sheet, an integrated business model and a rich portfolio of low cost, higher margin projects.

See Section 5 of the Circular, “Reasons to Accept the Offer”.

What are some of the most significant conditions of the Offer?

The Offer is conditional upon the specified conditions being satisfied or, where permitted, waived at 5:00 p.m. (Toronto time) on January 16, 2019 or such earlier or later time during which Common Shares may be deposited under the Offer, excluding the mandatory 10-day extension period or any extension thereafter, which include: (i) there having been validly deposited under the Offer and not withdrawn that number of Common Shares, together with the associated SRP Rights, representing more than 50% of the outstanding Common Shares, excluding those Common Shares beneficially owned, or over which control or direction is exercised, by the Offeror or by any person acting jointly or in concert with the Offeror, which is a non-waivable condition; (ii) there having been validly deposited under the Offer and not withdrawn that number of Common Shares, together with the associated SRP Rights and the Common Shares held by the Offeror at the Expiry Time, representing at least 66 2⁄3% of the outstanding Common Shares (on a Fully-Diluted Basis); (iii) the Offeror having determined, in its sole judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer, a Material Adverse Effect; and (iv) certain regulatory approvals having been obtained and/or waiting periods expired, including the Investment Canada Act Approval (as defined herein) Competition Act Approval (as defined herein), Transportation Act Approval (as defined herein) and the HSR Approval (as defined herein), as more particularly described herein.

All conditions of the Offer other than the Statutory Minimum Condition may be waived by the Offeror.

See Section 4 of the Offer to Purchase, “Conditions of the Offer” for all of the conditions of the Offer. Furthermore, see Section 16 of the Circular, “Regulatory Matters” for a summary of the principal Regulatory

Approvals required in connection with the Offer. The Offer is not subject to any due diligence, financing or Husky shareholder approval conditions.

Notwithstanding any other provision of the Offer, but subject to applicable Law, we will have the right to withdraw the Offer or extend the Offer, and shall not be required to take up and pay for any Common Shares deposited under the Offer, unless the conditions described in Section 4 of the Offer to Purchase, “Conditions of the Offer”, are satisfied or waived at or prior to the Expiry Time.

Does the Offeror believe that the necessary Regulatory Approvals to complete the Offer will be received?

We believe that the Offer will receive all requisite Regulatory Approvals within the initial bid period. A summary of the regulatory approvals required in connection with the Offer can be found in Section 16 of the Circular, “Regulatory Matters”.

What is the Offeror’s source of funding for the Cash Consideration?

The Offeror’s obligation to purchase the Common Shares deposited under the Offer is not subject to any financing condition.

The maximum amount of cash payable under the Offer will be $1 billion. The Offeror will finance the cash payable under the Offer through cash on hand available to Husky or through Husky’s revolving syndicated credit facilities. As of June 30, 2018, Husky had over $2.5 billion of cash and cash equivalents. The maturity dates for Husky’s revolving syndicated credit facilities, which are committed facilities with $3.8 billion available to be drawn on are March 9, 2020 and June 19, 2022, respectively.

See Section 9 of the Circular, “Source of Funds”.

Why is the Offeror making the Offer?

We are making the Offer because we want to acquire control of MEG and ultimately acquire all of the Common Shares. If the conditions of the Offer are satisfied or waived at the Expiry Time and the Offeror takes up and pays for the Common Shares validly deposited under the Offer, the Offeror intends to acquire any Common Shares not deposited under the Offer through a Compulsory Acquisition, if available, or to propose a Subsequent Acquisition Transaction, in each case for consideration per Common Share equal in value to and in the same form as the consideration paid by the Offeror per Common Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including, without limitation, the number of Common Shares acquired pursuant to the Offer.

How long do I have to decide whether to tender into the Offer and can that time be accelerated?

The Offer is open for acceptance until the Expiry Time, which is 5:00 p.m. (Toronto time) on January 16, 2019, unless we extend, accelerate or withdraw the Offer in accordance with its terms. We will not amend the Offer to cause the Expiry Time to occur earlier than 35 days following the date of the Offer. If the Statutory Minimum Condition is satisfied and the other conditions of the Offer are satisfied or waived such that we take up the Common Shares deposited under the Offer, we will make a public announcement of the foregoing matters and extend the period during which Common Shares may be deposited and tendered to the Offer for a period of not less than 10 days after the date of such announcement. See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”.

The initial deposit period (as defined herein) under the Offer may be shortened in the following circumstances, subject to a minimum deposit period of at least 35 days from the date of the Offer: (i) if MEG issues a deposit period news release (as defined herein) in respect of either the Offer or another offeror’s take-over bid that stipulates a deposit period of less than 105 days, we may vary the terms of the Offer to shorten the initial deposit period to at least the number of days from the date of the Offer as stated in the deposit period news release; or (ii) if MEG issues a news release announcing that it has agreed to enter into, or determined to effect, an Alternative Transaction, we may vary the terms of the Offer to shorten the initial deposit period to at least 35 days from the date of the Offer. In either case, we intend to vary the terms of the Offer by shortening the initial deposit period to the shortest possible period consistent with applicable Law.

Can the Offer be extended and, if so, under what circumstances?

Yes. We may elect, in our sole discretion, to extend the Offer from time to time. If we take up any Common Shares under the Offer, the Offer will be extended and remain open for the deposit of Common Shares for not less than 10 days from the date on which Common Shares are first taken up. If MEG issues a deposit period news release or announces that it has agreed to enter into, or determined to effect, an Alternative Transaction, we reserve the right to accelerate the Expiry Time and to shorten the initial deposit period to a shorter period consistent with applicable Law.

In accordance with applicable Law, if we are obligated to take up such Common Shares, we will extend the period during which Common Shares may be deposited under the Offer for a mandatory 10-day extension period following the expiry of the initial deposit period and may extend the deposit period after such mandatory 10-day extension period for Optional Extension Periods. We will take up and pay for Common Shares deposited under the Offer during the mandatory 10-day extension period and any Optional Extension Period not later than 10 days after such deposit. See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”.

If we extend or accelerate the Offer, we will notify the Depositary and publicly announce such extension or acceleration and, if required by applicable Law, mail you a copy of the notice of variation. See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”.

How do I tender my Common Shares?

To accept the Offer you may deliver any Certificate(s) representing your Common Shares together with a properly completed and duly executed Letter of Transmittal (printed on YELLOW paper), and all other required documents to the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Detailed instructions are contained in the Letter of Transmittal that accompanies the Offer. See Section 3 of the Offer to Purchase, “Manner of Acceptance — Letter of Transmittal”.

If your Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary, you should immediately contact that intermediary for assistance if you wish to accept the Offer or to exercise, exchange or convert Convertible Securities into Common Shares to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer as they will be different from that noted above. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. You must instruct your broker or other intermediary promptly if you wish to tender.

If you wish to deposit your Common Shares under the Offer and any Certificate(s) representing such Common Shares are not immediately available, or if the Certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Common Shares nevertheless may be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on PINK paper). See Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

You may also accept the Offer by following the procedures for book-entry transfer detailed in this Offer to Purchase and Circular and have your Common Shares tendered by your intermediary through CDS or DTC, as applicable, provided such procedures are completed prior to the Expiry Time.

You should contact the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing your Common Shares with the Depositary. To keep current with further developments and information about the Offer, visit www.huskyenergy.com/bettertogether.

D.F. King Canada, the Information Agent, can be contacted by telephone at 1-800-761-6707 (North American Toll Free Number) or +1-212-771-1133 (outside North America) or by email at inquiries@dfking.com.

Will I have to pay any fees or commissions?

No fee or commission will be payable if you accept the Offer by depositing your Common Shares directly with the Depositary or if you make use of the services of a Soliciting Dealer, if any, to accept the Offer. However, an investment advisor, stock broker, bank, trust company or other intermediary through whom you own your Common Shares may charge a fee to tender any such Common Shares on your behalf. You should consult your investment advisor, stock broker, bank, trust company or other intermediary to determine whether other charges will apply.

When will the Offeror pay for deposited Common Shares?

If all of the conditions of the Offer described in Section 4 of the Offer to Purchase, “Conditions of the Offer”, have been satisfied or waived by us at or prior to the Expiry Time, we will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn. Any Common Shares will be taken up immediately after the initial deposit period for the Offer, and we will pay for Common Shares taken up as soon as possible but in any event not later than three business days (as defined herein) after taking up the Common Shares.

In accordance with applicable Law, if we are obligated to take up such Common Shares, we will extend the period during which Common Shares may be deposited under the Offer for a mandatory 10-day extension period following the expiration of the initial deposit period and may extend the deposit period for Optional Extension Periods. We will take up and pay for Common Shares deposited under the Offer during the mandatory 10-day extension period and any Optional Extension Period not later than 10 days after such deposit.

See Section 6 of the Offer to Purchase, “Take-Up of and Payment for Deposited Common Shares”.

Will I be able to withdraw previously tendered Common Shares?

You may withdraw Common Shares you deposit under the Offer:

(a)	at any time before the deposited Common Shares have been taken up by the Offeror under the Offer;

(b)	if the deposited Common Shares have not been paid for by the Offeror within three business days after the Common Shares have been taken up by the Offeror under the Offer; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)

a notice of change relating to a change which has occurred in the information contained in the Offer to Purchase or the Circular, or any notice of change or notice of variation, in either case, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror unless it is a change in a material fact relating to the Husky Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation in the terms of the Offer consisting solely of an increase in the consideration offered for the Common

Shares under the Offer and an extension of the time for deposit to not later than 10 days after the date of the notice of variation or a variation in the terms of the Offer after the expiry of the initial deposit period consisting of either an increase in the consideration offered for the Common Shares or an extension of the time for deposit to not later than 10 days from the date of the notice of variation), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts or Governmental Entities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice.

See Section 7 of the Offer to Purchase “Withdrawal of Deposited Common Shares”.

How do I withdraw previously tendered Common Shares?

To withdraw previously tendered Common Shares, you must send a notice of withdrawal to the Depositary prior to the occurrence of certain events and within the time periods set forth in Section 7 of the Offer to Purchase, “Withdrawal of Deposited Common Shares”. The notice must contain the specific information outlined in Section 7 of the Offer to Purchase.

If your stockbroker, dealer, bank or other intermediary has tendered Common Shares on your behalf and you wish to withdraw such Common Shares, you must arrange for such intermediary to timely withdraw such securities.

What are the MEG Board’s obligations in connection with the Offer?

Under Canadian securities Laws, a directors’ circular must be prepared and sent to Shareholders no later than 15 days from the date of commencement of the Offer. The directors’ circular must include either: (i) a recommendation to accept or reject the Offer, and the reasons for the recommendation of the MEG Board or a statement that the MEG Board is unable to make or is not making a recommendation, (ii) if no recommendation is made, the reasons for not making a recommendation; or (iii) a statement that the MEG Board is considering the bid and advising holders not to deposit under the bid until they receive further information from the MEG Board, provided that the board of directors must communicate to Shareholders a recommendation to accept or reject the Offer or the decision that it is unable to make, or is not making, a recommendation, together with the reasons for the recommendation or decision, at least seven days before the scheduled expiry of the initial deposit period (as defined herein).

How will the Offer affect my MEG Options and other Incentive Awards?

The Offer is made only for Common Shares and is not made for any Convertible Securities (including MEG Options, MEG Treasury-Settled RSUs and MEG Treasury-Settled PSUs). Holders of Convertible Securities who wish to accept the Offer must, to the extent permitted by the terms of the security and applicable Law, exercise, exchange or convert the Convertible Securities in order to obtain Certificate(s) representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will have Certificate(s) representing the Common Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery” and Section 12 of the Circular, “Treatment of MEG Options and Other MEG Incentive Awards”. If any holder of Convertible Securities does not exercise, exchange or convert his or her Convertible Securities, as the case may be, and deposit any resulting Common Shares under the Offer at or prior to the Expiry Time, such Convertible Securities may be replaced with similar securities of the Offeror or may expire or be terminated, as the case may be, following the Expiry Time in accordance with their respective terms and conditions.

See Section 12 of the Circular, “Treatment of MEG Options and Other MEG Incentive Awards”.

How will Canadian residents and non-residents of Canada be taxed for Canadian income tax purposes?

The Canadian income tax consequences of a disposition of Common Shares under the Offer depend on whether a Shareholder receives Cash Consideration, Share Consideration or some Cash Consideration and some Share Consideration for their Common Shares and whether the Shareholder chooses to be an Electing Shareholder. All Shareholders should review the entirety of this section and section 19 of the Circular “Certain Canadian Federal Income Tax Considerations” and carefully consider whether it would be beneficial in their circumstances to be an Electing Shareholder. Shareholders who choose to receive only Share Consideration may receive some Cash Consideration (notwithstanding their choice to receive only Share Consideration) as a result of the Maximum Share Consideration and the pro-rationing of the Share Consideration and the Cash Consideration set out herein. The capital gain that may be realized in respect of the Cash Consideration may be reduced by choosing to be an Electing Shareholder and filing a joint election with the Offeror under subsection 85(1) of the Tax Act in respect of the Shareholder’s disposition of Common Shares.

Generally, a Shareholder who receives only Cash Consideration for Common Shares and (i) is, or is deemed to be, resident in Canada, (ii) deals at arm’s length with the Offeror and MEG, (iii) is not affiliated with the Offeror or MEG, (iv) holds the Common Shares as capital property, and who sells such shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of those Common Shares for which they receive Cash Consideration.

Generally, a Shareholder, other than an Electing Shareholder, who receives only Share Consideration for Common Shares and (i) is, or is deemed to be, resident in Canada, (ii) deals at arm’s length with the Offeror and MEG, (iii) is not affiliated with the Offeror or MEG, (iv) holds the Common Shares as capital property, and who sells such shares to the Offeror under the Offer will be entitled to an automatic rollover under subsection 85.1(1) of the Tax Act to defer recognition of capital gains from the disposition of those Common Shares for which they receive Share Consideration without limiting the Shareholder’s ability to report and recognize capital losses from the disposition of those Common Shares. The Offer has been structured to limit the total amount of Share Consideration available to all Shareholders, collectively, to the Maximum Share Consideration. Consequently, a Shareholder that chooses only Share Consideration may, notwithstanding such choice in the Letter of Transmittal, receive some Cash Consideration. Accordingly, a Shareholder who chooses all Share Consideration should review the sections of this Circular that describe the income tax consequences of receiving some Cash Consideration and some Share Consideration and should consider choosing to be an Electing Shareholder in order to be entitled to file a joint election with the Offeror under subsection 85(1) of the Tax Act which may provide a more advantageous tax deferral.

The Offer has been structured so that each Shareholder, other than an Electing Shareholder, who accepts the Offer and chooses to receive some Cash Consideration and some Share Consideration will be considered to have disposed of some of their Common Shares for the Cash Consideration and to have disposed of the balance of such Common Shares for Share Consideration.

Generally, a Shareholder, other than an Electing Shareholder, who receives Share Consideration for some Common Shares and Cash Consideration for other Common Shares and (i) is, or is deemed to be, resident in Canada, (ii) deals at arm’s length with the Offeror and MEG, (iii) is not affiliated with the Offeror or MEG, (iv) holds the Common Shares as capital property, and who sells such shares to the Offeror under the Offer will generally qualify for a tax-deferred rollover pursuant to subsection 85.1(1) of the Tax Act with respect to those Common Shares which are disposed of in exchange for Share Consideration. The disposition of the remainder of such Shareholder’s Common Shares in exchange for Cash Consideration will constitute a taxable disposition of those Common Shares and will generally give rise to a capital gain (or a capital loss) to the extent that the cash received for those Common Shares exceeds (or is less than) the adjusted cost base of those Common Shares disposed of for Cash Consideration and any reasonable costs associated with that disposition.

If the Shareholder does not choose to be an Electing Shareholder the Shareholder’s aggregate adjusted cost base of all of its Common Shares will be pro-rationed between those Common Shares disposed of for Share Consideration and those Common Shares disposed of for Cash Consideration.

A Shareholder that is a resident of Canada and that is not exempt from Canadian tax under the Tax Act may choose to be an Electing Shareholder by choosing to be an Electing Shareholder in the Letter of Transmittal. If the Shareholder chooses to be an Electing Shareholder in the Letter of Transmittal and the Shareholder receives both Share Consideration and Cash Consideration the Shareholder will be considered, as part of the Offer, to have disposed of all of the Common Shares tendered as part of the Offer as a single disposition in exchange for a blend of Cash Consideration and Share Consideration. Such an Electing Shareholder will not qualify for the automatic deferral under subsection 85.1(1) of the Tax Act but will be entitled to make a joint election with the Offeror under subsection 85(1) of the Tax Act. The potential advantage of this approach and the filing of a joint tax election with the Offeror under subsection 85(1) of the Tax Act is that an Electing Shareholder who holds the Common Shares as capital property and sells such shares to the Offeror under the Offer may be able to limit the amount of capital gain which would otherwise arise on the disposition to the amount by which the cash received on the disposition of Common Shares exceeds the aggregate adjusted cost base of all of the Common Shares disposed of on the exchange, and thereby achieve a greater tax deferral.

Generally, a Shareholder who is not, and is not deemed to be resident in Canada and who does not use or hold, and is not deemed to use or hold, their Common Shares in a business carried on in Canada will not be subject to tax in Canada in respect of any capital gain realized on the sale of Common Shares to the Offeror under the Offer, unless those shares constitute “taxable Canadian property” to such Shareholder within the meaning of the Tax Act and that gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

The foregoing is a brief summary of certain Canadian federal income tax consequences and is qualified in its entirety by Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”, which provides a summary of the principal Canadian federal income tax considerations generally applicable to certain Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction. Holders of Convertible Securities should consult their own tax advisors having regard to their own personal circumstances.

How will I be taxed for U.S. federal income tax purposes?

Subject to the possible recharacterization of the Offer, as described below, as being part of a tax-deferred reorganization under Section 368(a) of the Code if MEG amalgamates with a subsidiary of the Offeror (including pursuant to a Subsequent Acquisition Transaction) or with the Offeror in connection with the Offer and certain other requirements are met, a U.S. Holder’s disposition of its Common Shares pursuant to the Offer generally will be a taxable transaction for U.S. federal income tax purposes, and, subject to the discussion regarding the PFIC status of MEG, a U.S. Holder will recognize gain or loss on such disposition of Common Shares in an amount equal to the difference, if any, between (i) the fair market value of any Husky Shares received by such U.S. Holder pursuant to the Offer plus the amount of any cash received and (ii) the adjusted tax basis of the U.S. Holder in the Common Shares exchanged therefor. If MEG amalgamates with a subsidiary of the Offeror (including pursuant to a Subsequent Acquisition Transaction) or with the Offeror as part of a plan that includes the Offer and certain other requirements are met, then there is a possibility that the Offer may qualify as a part of a tax-deferred reorganization under Section 368(a) of the Code, in which event, subject to the discussion regarding the PFIC status of MEG, a U.S. Holder would generally only recognize gain to the extent of cash received but would not recognize any loss. As of the date of this Circular, the Offeror intends to amalgamate MEG with a subsidiary of the Offeror following or as a part of any Compulsory Acquisition or Subsequent Acquisition Transaction. However, the exact timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction, if completed, will depend on a number of factors, and the Offeror may engage in other transactions involving MEG or any resulting amalgamated entity following the Offer. In addition, the Offeror may determine at its sole discretion not to amalgamate MEG with the Offeror or its subsidiary. As a result, the Offeror cannot provide any assurance that the Offer will qualify as part of a Reorganization.

The foregoing is a brief summary of certain United States federal income tax consequences of the Offer and is qualified in its entirety by Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”, which provides a summary of certain material United States federal income tax considerations generally applicable to U.S. Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction. Holders of Convertible Securities should consult their own tax advisors having regard to their own personal circumstances.

If I decide not to tender, how will my Common Shares be affected?

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer is accepted by holders who in the aggregate hold not less than 90% of the issued and outstanding Common Shares, other than Common Shares held at the date of the Offer by or on behalf of us, or an affiliate or associate of us (as those terms are defined in the ABCA), and we acquire or are bound to take up and pay for such deposited Common Shares under the Offer, we may, at our option, acquire those Common Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. If a Compulsory Acquisition is not available or we choose not to avail ourselves of such statutory right of acquisition, we intend to pursue other means of acquiring the remaining Common Shares not tendered under the Offer pursuant to a Subsequent Acquisition Transaction. If we propose a Subsequent Acquisition Transaction, we intend to cause the Common Shares acquired under the Offer to be voted in favour of such a Subsequent Acquisition Transaction and, to the extent permitted by applicable Law, to be counted as part of any minority approval that may be required in connection with such transaction. The timing and details of such a Subsequent Acquisition Transaction, if any, will necessarily depend on a variety of factors, including, without limitation, the number of Common Shares acquired pursuant to the Offer. If, after taking up Common Shares under the Offer, we own at least 66 2⁄3% of the outstanding Common Shares and sufficient votes can be cast by “minority” holders to constitute a majority of the “minority” pursuant to MI 61-101, we should own sufficient Common Shares to be able to effect a Subsequent Acquisition Transaction. See Section 14 of the Circular, “Acquisition of Common Shares Not Deposited”.

If we take up Common Shares under the Offer but are unable to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, then MEG will continue as a public company and we will evaluate our alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Common Shares in the open market, in privately negotiated transactions or pursuant to another take-over bid or other transaction, and thereafter proposing an amalgamation, arrangement or other transaction which would result in our ownership of 100% of the Common Shares. Under such circumstances, an amalgamation, arrangement or other transaction to obtain ownership of 100% of the Common Shares would generally require the approval of at least 66 2⁄3% of the votes cast by the Shareholders, and might require approval of a majority of the votes cast by holders of Common Shares other than us and our affiliates. There is no certainty that under such circumstances any such transaction would be proposed or completed by us.

See Section 6 of the Circular, “Purpose of the Offer”, Section 7 of the Circular, “Effects of the Offer”, and Section 14 of the Circular, “Acquisition of Common Shares not Deposited”.

Will MEG continue as a public company?

As indicated above, it is our intention to enter into one or more transactions to enable us to acquire all Common Shares not acquired pursuant to the Offer. If we are able to complete such a transaction, we intend to seek to delist the Common Shares from the TSX. If permitted by applicable Law, subsequent to the successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause MEG to file an application to cease to be a reporting issuer under applicable Canadian securities Laws.

If we take up Common Shares under the Offer but are unable to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, then MEG will continue as a public company and we will evaluate our alternatives. In such circumstances, our purchase of Common Shares under the Offer will have reduced the number of Common Shares that trade publicly, as well as the number of Shareholders, and, depending on the number of Common Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public.

In addition, if the Offeror takes up Common Shares under the Offer, the Offeror intends to replace all of the existing members of the MEG Board with individuals nominated by the Offeror, which may include individuals currently serving as directors of MEG.

See “ – If I decide not to tender, how will my Common Shares be affected?”.

Do I have dissent or appraisal rights in connection with the Offer?

No. Shareholders will not have dissent or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Common Shares to the Offer may have rights of dissent in the event we acquire their Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction.

See Section 14 of the Circular, “Acquisition of Common Shares Not Deposited”.

Who can I call with questions about the Offer or for more information?

You can call the Information Agent if you have any questions regarding how to tender Common Shares, if you need assistance regarding the Offer or if you require additional copies of this document, the Letter of Transmittal or the Notice of Guaranteed Delivery (which documents will be provided without charge on request and are available on SEDAR at www.sedar.com).

Questions and requests should be directed to the following:

The Information Agent for the Offer is:

North American Toll Free Phone: 1-800-761-6707 Outside North America, Banks and Brokers Call Collect: +1-212-771-1133 E-mail: inquiries@dfking.com ●

The Depositary for the Offer is:

North American Toll Free Phone: 1-800-387-0825 Outside North America, Banks and Brokers Call Collect: +1-416-682-3860 E-mail: inquiries@astfinancial.com

To keep current with further developments and information about the Offer, visit www.huskyenergy.com/bettertogether.

GLOSSARY

This Glossary forms a part of the Offer to Purchase and Circular. In the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, unless otherwise specified or the subject matter or context is inconsistent therewith, the following terms shall have the meanings set out below, and grammatical variations thereof shall have the corresponding meanings:

“ABCA” means the Business Corporations Act (Alberta), and the regulations thereunder, as amended from time to time;

“Acquiring Person” has the meaning given to it in Section 17 of the Circular, “Shareholder Rights Plan”;

“affiliate” in the context of the statutory procedures under the ABCA described in the Offer to Purchase and Circular, includes any Person or entity that constitutes an affiliate under the ABCA and otherwise includes any Person or entity that constitutes an affiliate within the meaning given to it in NI 62-104;

“Agent’s Message” has the meaning given to it in Section 3 of the Offer to Purchase, “Manner of Acceptance—Acceptance by Book-Entry Transfer”;

“AIF” has the meaning given to it in Section 23 of the Circular, “Documents Incorporated by Reference”;

“allowable capital loss” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Sale Pursuant to the Offer — Exchange of Common Shares for Cash Consideration”;

“Alternative Transaction” means, for MEG:

(a)

an amalgamation, merger, arrangement, consolidation, or any other transaction of MEG, or an amendment to the terms of a class of equity securities of MEG, as a consequence of which the interest of a holder of Common Shares may be terminated without the Shareholder’s consent, regardless of whether the Common Share is replaced with another security, but does not include

(i)

a consolidation of securities that does not have the effect of terminating the interests of Shareholders in Common Shares without their consent, except to an extent that is nominal in the circumstances,

(ii)

a circumstance in which MEG may terminate a Shareholder’s interest in the Common Shares, under the terms attached to the Common Shares, for the purpose of enforcing an ownership or voting constraint that is necessary to enable the issuer to comply with legislation, lawfully engage in a particular activity or have a specified level of Canadian ownership, or

(iii)	a transaction solely between or among MEG and one or more subsidiaries of MEG, or

(b)

a sale, lease or exchange of all or substantially all the property of MEG if the sale, lease or exchange is not in the ordinary course of business of the issuer, but does not include a sale, lease or exchange solely between or among MEG and one or more subsidiaries of MEG;

“Annual MD&A” has the meaning given to it in Section 23 of the Circular, “Documents Incorporated by Reference”;

“ARC” has the meaning given to it in Section 16 of the Circular, “Regulatory Matters”;

“Asia Pacific” has the meaning given to it in Section 1 of the Circular, “The Offeror”;

“associate” has the meaning given to it in NI 62-104;

“Atlantic” has the meaning given to it in Section 1 of the Circular, “The Offeror”;

“bbls” means barrels;

“boe” means barrel of oil equivalent;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account at CDS or DTC, as applicable;

“business combination” has the meaning given to it in MI 61-101;

“business day” means any day other than a Saturday, a Sunday or a statutory holiday in any province or territory in Canada;

“Cash Consideration” has the meaning given to it in Section 1 of the Offer to Purchase, “The Offer”;

“CDS” means CDS Clearing and Depository Services Inc. or its nominee, which at the date hereof is CDS & Co.;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

“Certificate” means, as the context requires, any physical share certificate, or rights certificate, of MEG or a direct registration system advice commonly referred to as a DRS Advice or a similar document evidencing the electronic registration of ownership of Common Shares or SRP Rights;

“Circular” means the take-over bid circular accompanying the Offer;

“Code” has the meaning given to it in Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act or any person duly authorized to perform duties on behalf of the Commissioner of Competition;

“Common Shares” means the issued and outstanding common shares of MEG, including, without limitation, common shares of MEG issued on the exercise, exchange or conversion of Convertible Securities, and “Common Share” means any one common share of MEG;

“Competing Permitted Bid” has the meaning given to it in Section 17 of the Circular, “Shareholder Rights Plan”;

“Competition Act” means the Competition Act (Canada), as amended;

“Competition Act Approval” means, with respect to the transactions contemplated by the Offer, either (i) receipt by the Offeror of an ARC or (ii) the expiry, termination or waiver of the waiting period under Part IX of the Competition Act and the receipt of a No-Action Letter;

“Competition Tribunal” means the tribunal established by subsection 3(1) of the Competition Tribunal Act (Canada);

“Compulsory Acquisition” has the meaning given to it in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”;

“Convention” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Subsequent Acquisition Transaction”;

“Convertible Securities” means, collectively, the MEG Options, MEG Treasury-Settled RSUs and MEG Treasury-Settled PSUs and any securities of MEG that are exercisable or exchangeable for or convertible into Common Shares, other than the SRP Rights;

“Court” means the Court of Queen’s Bench of Alberta;

“CRA” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“deposit period news release” means a news release issued by MEG in respect of a proposed or commenced take-over bid for the Common Shares and stating an initial deposit period for the bid of not more than 105 days and not less than 35 days, expressed as a number of days from the date of the bid;

“Depositary” means AST Trust Company (Canada);

“Deposited Common Shares” has the meaning given to it in Section 3 of the Offer to Purchase, “Manner of Acceptance — Dividends and Distributions”;

“Distributions” has the meaning given to it in Section 3 of the Offer to Purchase, “Manner of Acceptance — Dividends and Distributions”;

“DOJ” has the meaning given to it in Section 16 of the Circular, “Regulatory Matters”;

“Downstream” has the meaning given to it in Section 1 of the Circular, “The Offeror”;

“DTC” means The Depository Trust Company or its nominee, which at the date hereof is Cede & Co.;

“Effective Time” has the meaning given to it in Section 3 of the Offer to Purchase, “Manner of Acceptance — Power of Attorney”;

“Electing Shareholder” means a Resident Holder that is not exempt from Canadian tax under the Tax Act and that has chosen to be an Electing Shareholder by indicating that the Shareholder is an Electing Shareholder in the Letter of Transmittal and has accepted the Offer in the manner prescribed herein;

“Eligible Institution” means a Canadian Schedule I chartered bank, or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP);

“Expiry Time” means 5:00 p.m. (Toronto time) on January 16, 2019, or such earlier or later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”;

“Extended Offeror Group” has the meaning given to it in Section 10 of the Circular, “Ownership and Trading in Securities of MEG”;

“Flip-in Event” has the meaning given to it in Section 17 of the Circular, “Shareholder Rights Plan”;

“FTC” has the meaning given to it in Section 16 of the Circular, “Regulatory Matters”;

“Fully-Diluted Basis” means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all rights to acquire Common Shares (including MEG Options, MEG Treasury-Settled RSUs and MEG Treasury-Settled PSUs, whether vested or unvested) were exercised or settled, as applicable;

“Governmental Entity” means any: (a) multinational, federal, provincial, territory, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau, ministry or agency; (b) subdivision, agent, commission, board or authority of any of the foregoing; (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) the TSX, as applicable;

“Holder” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“HSR Approval” means the expiration or early termination of any waiting period, and any extension thereof, applicable to the completion of the transactions contemplated by the Offer under the HSR Act and neither the FTC nor the DOJ shall have commenced proceedings under an applicable antitrust statute to prevent the consummation of the Offer that have not been resolved;

“Husky” or the “Offeror” means Husky Energy Inc.;

“Information Agent” means D.F. King Canada, a division of AST Trust Company (Canada);

“initial deposit period” means the period, including, without limitation, any extension, during which securities may be deposited under a take-over bid but does not include the mandatory 10-day extension period or an Optional Extension Period, which initial deposit period will be 105 days as it may be shortened in accordance with applicable Law.

“insider” has the meaning given to it in the Securities Act;

“Integrated Corridor” has the meaning given to it in Section 1 of the Circular, “The Offeror”;

“Investment Canada Act” means the Investment Canada Act (Canada), as amended;

“Investment Canada Act Approval” means the responsible Minister under the Investment Canada Act (the “Minister of Innovation, Science and Economic Development”) having sent a notice to Husky stating that the Minister of Innovation, Science and Economic Development is satisfied that the transactions contemplated by the Offer are likely to be of net benefit to Canada or the Minister of Innovation, Science and Economic Development having been deemed to be satisfied that the transactions contemplated by this Offer are likely to be of net benefit to Canada;

“IRS” has the meaning given to it in Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Law(s)” means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Persons or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal in the form accompanying the Offer (printed on YELLOW paper);

“mandatory 10-day extension period” has the meaning given to it in Section 6 of the Offer to Purchase, “Take-up of and Payment for Deposited Common Shares”;

“Material Adverse Effect” means any condition, event, circumstance, change, development, occurrence or state of facts (a) in the business, assets, operations, capitalization, properties, condition (financial or otherwise), equity or debt ownership, results of operations, cash flows, properties, articles, by-laws, licenses, permits, rights or privileges or liabilities (including without limitation any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), whether contractual or otherwise, of MEG or its subsidiaries which, when considered either individually or in the aggregate, is or may be materially adverse to MEG (on a consolidated basis) or, where applicable, the Offeror (on a consolidated basis), or (b) which, when considered either individually or in the aggregate, would be expected to reduce the anticipated economic value to the Offeror of the acquisition of the Common Shares or make it inadvisable for or impair the ability of the Offeror to proceed with the Offer and/or to take up and pay for Common Shares deposited under the Offer and/or the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or which, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, would be materially adverse to the Offeror or any of its affiliates or which would limit, restrict or impose limitations or conditions on the ability of the Offeror to own, operate or effect control over any material portion of the business or assets of MEG or its subsidiaries or would compel the Offeror or its affiliates to dispose of or hold separate any material portion of the business or assets of MEG or its subsidiaries or would compel the Offeror or its affiliates to dispose of or hold separate any material portion of the business or assets of the Offeror or its affiliates;

“Maximum Cash Consideration” has the meaning given to it in Section 1 of the Offer to Purchase, “The Offer”;

“Maximum Share Consideration” has the meaning given to it in Section 1 of the Offer to Purchase, “The Offer”;

“Maximum Take-Up Date Cash Consideration” means, in respect of a Take-Up Date, the sum of (i) the Maximum Cash Consideration multiplied by a fraction the numerator of which is the number of Common Shares to be taken up on such Take-Up Date and the denominator of which is the number of Common Shares on a Fully-Diluted Basis, minus (ii) the amount of cash to be paid on the Take-Up Date to Shareholders that reside in a Restricted State and that are not an “exempt institutional investor” in such jurisdiction;

“Maximum Take-Up Date Share Consideration” means, in respect of a Take-Up Date, the Maximum Share Consideration multiplied by a fraction the numerator of which is the number of Common Shares to be taken up on such Take-Up Date and the denominator of which is the number of Common Shares on a Fully-Diluted Basis;

“mbbls” means thousand barrels;

“MEG” means MEG Energy Corp.;

“MEG Board” means the board of directors of MEG;

“MEG Cash-Settled PSUs” means the performance share units awarded pursuant to the MEG Cash-Settled RSU Plan, including any related dividend equivalent units;

“MEG Cash-Settled RSU Plan” means MEG’s amended and restated cash-settled RSU plan, as amended;

“MEG Cash-Settled RSUs” means the restricted share units awarded pursuant to the MEG Cash-Settled RSU Plan, including any related dividend equivalent units;

“MEG DSU Plan” means the MEG Directors Deferred Share Unit Plan;

“MEG DSUs” means deferred share units awarded pursuant to the MEG DSU Plan, including any related dividend equivalent units;

“MEG Incentive Awards” means, collectively, the MEG Options, MEG RSUs, MEG DSUs and MEG PSUs;

“MEG Option Plan” means MEG’s amended and restated stock option plan;

“MEG Options” means options awarded pursuant to the MEG Option Plan;

“MEG PSUs” means, collectively, the MEG Treasury-Settled PSUs and the MEG Cash-Settled PSUs;

“MEG RSUs” means, collectively, the MEG Treasury-Settled RSUs and the MEG Cash-Settled RSUs;

“MEG Treasury-Settled PSUs” means the performance share units awarded pursuant to the MEG Treasury-Settled RSU Plan, including any related dividend equivalent units;

“MEG Treasury-Settled RSU Plan” means MEG’s amended and restated treasury-settled RSU Plan, as amended;

“MEG Treasury-Settled RSUs” means the restricted share units awarded pursuant to the MEG Treasury-Settled RSU Plan, including any related dividend equivalent units;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“Minimum Tender Condition” has the meaning given to it in Section 4 of the Offer to Purchase, “Conditions of the Offer”;

“NGL” means natural gas liquids;

“NI 62-104” means National Instrument 62-104 — Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“No-Action Letter” has the meaning given to it in Section 16 of the Circular, “Regulatory Matters”;

“Non-Resident Holder” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada”;

“Non-Tendering Offeree” has the meaning given to it in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer (printed on PINK paper);

“Notifiable Transaction” has the meaning given to it in Section 16 of the Circular, “Regulatory Matters”;

“Notification” has the meaning given to it in Section 16 of the Circular, “Regulatory Matters”;

“Offer” or “Offer to Purchase” means the offer to purchase Common Shares made hereby to the Shareholders pursuant to the terms and subject to the conditions set out herein;

“Offer to Purchase and Circular” means, collectively, the Offer to Purchase and the Circular, including, without limitation, the cover pages, Summary, Questions and Answers About the Offer and the Glossary;

“Offeror Group” has the meaning given to it in Section 10 of the Circular, “Ownership and Trading in Securities of MEG”;

“Offeror’s Notice” has the meaning given to it in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”;

“Offshore” has the meaning given to it in Section 1 of the Circular, “The Offeror”;

“Optional Extension Period” has the meaning given to it in Section 6 of the Offer to Purchase, “Take-up of and Payment for Deposited Common Shares”;

“Ordinary Course” means, with respect to an action taken by MEG or any of its subsidiaries, that such action is consistent with past practices of MEG and is taken in the ordinary course of the normal day-to-day operations of MEG;

“Permitted Bid” has the meaning given to it in Section 17 of the Circular, “Shareholder Rights Plan”;

“Person” includes an individual, a corporation, a partnership, trust, fund, an association, syndicate, organization or other organized group of persons, whether incorporated or not, and an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

“PFIC” has the meaning given to it in Section 20 of the Circular, “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Companies”;

“Proposed Amendments” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Purchased Securities” has the meaning given to it in Section 3 of the Offer to Purchase, “Manner of Acceptance — Power of Attorney”;

“Redeemable Shares” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Subsequent Acquisition Transaction”;

“Regulatory Approvals” means any consent, waiver, permit, permission, exemption, review, order, decision or approval of, or any registration and filing with or withdrawal of any objection or successful conclusion of any litigation brought by, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity or pursuant to a written agreement between the Offeror and a Governmental Entity to refrain from consummating the Offer, including, Investment Canada Act Approval, Competition Act Approval, HSR Approval and Transportation Act Approval in each case required or advisable under Laws in connection with the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction;

“Resident Holder” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada”;

“Restricted States” has the meaning set forth in the “Notice to Shareholders in the United States”;

“Rights Certificate” means, after the Separation Time, a certificate representing the SRP Rights, or such other written document or acknowledgement (including, without limitation, a Direct Registration System statement or other book-entry confirmation) evidencing ownership of the SRP Rights which may be issued by MEG and is satisfactory to MEG and the SRP Rights Agent;

“SEC” means the United States Securities and Exchange Commission;

“Second Request” has the meaning given to it in Section 16 of the Circular, “Regulatory Matters”;

“Securities Act” means the Securities Act (Alberta), as amended;

“Securities Regulatory Authorities” means, collectively, the TSX and the applicable securities commission or similar regulatory authorities in each of the provinces and territories of Canada;

“SEDAR” means the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval website at www.sedar.com;

“Separation Time” has the meaning given to it in Section 17 of the Circular, “Shareholder Rights Plan”;

“Share Acquisition Date” has the meaning given to it in Section 17 of the Circular, “Shareholder Rights Plan”;

“Share Consideration” has the meaning given to it in Section 1 of the Offer to Purchase, “The Offer”;

“Shareholder Rights Plan” means the amended and restated shareholder rights plan agreement dated as of May 25, 2017, amending and restating the amended and restated shareholder rights plan agreement dated as of May 1, 2014, between MEG and the SRP Rights Agent, and any shareholder rights plan adopted by MEG after that date;

“Shareholders” means the holders of Common Shares, and “Shareholder” means any one holder of Common Shares;

“Soliciting Dealer” has the meaning given to it in Section 27 of the Circular, “Financial Advisor, Dealer Manager and Soliciting Dealer Group”;

“Soliciting Dealer Group” has the meaning given to it in Section 27 of the Circular, “Financial Advisor, Dealer Manager and Soliciting Dealer Group”;

“SRP Exercise Price” has the meaning given to it in Section 17 of the Circular, “Shareholder Rights Plan”;

“SRP Rights” means the rights issued pursuant to the Shareholder Rights Plan, and “SRP Right” means any one of them;

“SRP Rights Agent” means Computershare Trust Company of Canada, the rights agent under the Shareholder Rights Plan;

“Statutory Minimum Condition” has the meaning given to it in Section 4 of the Offer to Purchase, “Conditions of the Offer”;

“Subsequent Acquisition Transaction” has the meaning given to it in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”;

“subsidiary” means, with respect to a Person, a Person that is controlled directly or indirectly by another Person, and includes a subsidiary of that subsidiary. For the purpose of the Offer to Purchase and Circular, a Person (the first Person) is deemed to control another Person (the second Person) if: (a) if the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless the first Person holds the voting securities only to secure an obligation; (b) if the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or (c) if the second Person is a limited partnership and the general partner of the limited partnership is the first Person;

“Supplementary Information Request” has the meaning given to it in Section 16 of the Circular, “Regulatory Matters”;

“take up”, in reference to Common Shares, means to accept such Common Shares for payment by giving written notice of such acceptance to the Depositary and “take-up”, “taking up” and “taken up” have corresponding meanings;

“Take-Up Date” means a date upon which the Offeror takes up or acquires Common Shares pursuant to the Offer. The Offeror reserves the right, to the extent permitted by applicable Law, to have multiple Take-Up Dates;

“Tax Act” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“taxable capital gain” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Sale Pursuant to the Offer — Exchange of Common Shares for Cash Consideration”;

“Transportation Act” means the Canada Transportation Act (Canada), as amended;

“Transportation Act Approval” means receipt by the Offeror of (i) written confirmation from the Minister of Transport that in the Minister’s opinion the transactions contemplated by the Offer do not raise issues with respect to the public interest as it relates to national transportation, or (ii) if the Minister of Transport is of the opinion that the transactions contemplated by the Offer raise issues with respect to the public interest as it relates to national transportation, the approval of the Governor-in-Council on terms satisfactory to the Offeror;

“TSX” means the Toronto Stock Exchange;

“Upstream” has the meaning given to it in Section 1 of the Circular, “The Offeror”;

“US$” means United States dollars;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Holder” has the meaning given to it in Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Voting Shares” means, for the purpose of the Shareholder Rights Plan, the Common Shares and any other securities in the capital of MEG entitled to vote generally in the election of the MEG Board;

“VWAP” means volume-weighted average share price;

“WCS” means Western Canada Select; and

“WTI” means West Texas Intermediate.

OFFER TO PURCHASE

The accompanying Circular, which is incorporated into and forms part of the Offer to Purchase, contains important information that should be read carefully before making a decision with respect to the Offer. Unless the context otherwise requires, terms used but not defined in the Offer to Purchase have the respective meanings given to them in the accompanying Glossary.

October 2, 2018

TO:	THE HOLDERS OF COMMON SHARES OF MEG

1.	The Offer

The Offeror hereby offers to purchase, on the terms and subject to the conditions of this Offer, all of the issued and outstanding Common Shares, together with the associated SRP Rights, including any Common Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time upon the exercise of the MEG Options or upon any other exercise, exchange or conversion of any other Convertible Securities (other than pursuant to the SRP Rights).

Under the Offer each Shareholder may choose to receive, subject in each case to pro-ration as set out herein, consideration of:

(a)	$11.00 in cash for each Common Share (the “Cash Consideration”); or

(b)	0.485 of a Husky Share for each Common Share (the “Share Consideration”).

Shareholders, other than Electing Shareholders, may choose to receive Cash Consideration for some of their Common Shares and Share Consideration for their remaining Common Shares, subject, in each case, to pro-ration as set forth below. Electing Shareholders may choose to receive the Share Consideration for all of their Common Shares or a blend of Cash Consideration and Share Consideration for each of their Common Shares in a single disposition, subject to pro-ration as set forth below. Specifically, Electing Shareholders that choose to receive a blend of Cash Consideration and Share Consideration for each of their Common Shares will choose to receive an amount of cash per Common Share, which is not to exceed $11.00 in cash for each Common Share with the balance to be paid by a fraction of a Husky Share where the numerator is equal to the Cash Consideration ($11.00) minus the amount of cash per Common Share the Electing Shareholders chose to receive, and the denominator is the implied price of a Husky Share based on $11.00 per Common Share and an exchange ratio of 0.485 of a Husky Share per Common Share (subject, in each case, to pro-ration as set out below).

U.S. Shareholders should see “Notice to Shareholders in the United States” above.

The Offer is being made only for Common Shares and the accompanying SRP Rights and is not made for any Convertible Securities. Holders of Convertible Securities who wish to accept the Offer must, to the extent permitted by the terms of the security and applicable Law, exercise, exchange or convert such Convertible Securities in order to obtain Certificate(s) representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will have received the Common Shares on such exercise and have them available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Shareholders who have deposited Common Shares will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights.

The Offer delivers an immediate 44% premium to MEG’s 10-day volume-weighted average share price of $7.62 as of September 28, 2018, the last trading day prior to Husky announcing its intention to make the Offer, and a 37% premium over MEG’s closing price of $8.03 as of that date.

The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

The maximum amount of Cash Consideration payable by the Offeror pursuant to the Offer shall not exceed $1 billion (the “Maximum Cash Consideration”) and the maximum amount of Husky Shares issuable pursuant to the Offer shall not exceed 107,215,520 Husky Shares (the “Maximum Share Consideration”). The consideration payable under the Offer will be prorated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed the Maximum Cash Consideration and Maximum Share Consideration. The actual consideration to be received by a Shareholder under the Offer, a Subsequent Acquisition Transaction or a Compulsory Acquisition will be determined in accordance with the following:

(a)	the aggregate amount of Cash Consideration that the Offeror will pay as consideration for Common Shares acquired on any Take-Up Date shall not exceed the Maximum Take-Up Date Cash Consideration;

(b)	the aggregate amount of Share Consideration that the Offeror will pay as consideration for Common Shares acquired on any Take-Up Date shall not exceed the Maximum Take-Up Date Share Consideration;

(c)

each Shareholder residing in a Restricted State and that is not an “exempt institutional investor” in such jurisdiction (“Non-Exempt Restricted State Shareholder”) will be deemed to have chosen only Cash Consideration;

(d)

if, on any Take-Up Date, the aggregate amount of cash that would otherwise be payable to Shareholders (other than Non-Exempt Restricted State Shareholders) choosing the Cash Consideration in respect of their Common Shares to be taken up on such Take-Up Date exceeds the applicable Maximum Take-Up Date Cash Consideration, the amount of cash equal to the Maximum Take-Up Date Cash Consideration will be prorated among such Shareholders such that each Shareholder (other than Non-Exempt Restricted State Shareholders) that validly deposited Common Shares on or before the Take-Up Date and chose the Cash Consideration shall be entitled to be paid the amount of the Cash Consideration equal to the amount of Cash Consideration sought to be received by such Shareholder in respect of its Common Shares multiplied by a fraction, rounded to six decimal places, the numerator of which is the Maximum Take-Up Date Cash Consideration and the denominator of which is the aggregate amount of Cash Consideration sought to be received by all Shareholders (other than Non-Exempt Restricted State Shareholders) that validly deposited Common Shares on or before the Take-Up Date and chose the Cash Consideration in respect of some or all their Common Shares (or, in respect of Electing Shareholders, chose the Cash Consideration as part of a blend of consideration for each of their Common Shares), and each Shareholder (other than Non-Exempt Restricted State Shareholders) choosing the Cash Consideration shall be deemed for all purposes to have chosen to receive, in the case of Electing Shareholders, a blend of consideration including the reduced amount of cash received and the Share Consideration for the remainder of the blend, and in all other case, (i) cash for such number of their Common Shares, rounded down to the nearest whole, as is equal to the amount of cash received divided by the Cash Consideration and (ii) the Share Consideration for the remainder of their Common Shares for which, but for this paragraph (d), such holder would otherwise have received cash;

(e)

if, on any Take-Up Date, the aggregate number of Husky Shares that would otherwise be issuable to Shareholders choosing the Share Consideration in respect of their Common Shares to be taken up on such Take-Up Date (other than Non-Exempt Restricted State Shareholders who will be deemed to have chosen only Cash Consideration) exceeds the applicable Maximum Take-Up Date Share Consideration, the number of Husky Shares equal to the Maximum Take-Up Date Share Consideration will be prorated among such Shareholders such that:

(i)

each Shareholder (other than an Electing Shareholder) that validly deposited Common Shares on or before the Take-Up Date and chose Share Consideration for which Husky Shares would otherwise be issuable shall be entitled to be issued the number of Husky Shares equal to the number of Husky Shares sought by such Shareholder in respect of its Common Shares multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Share Consideration and the denominator of which is the aggregate number of Husky Shares sought to be received by Shareholders that validly deposited Common Shares on or before the Take-Up Date and chose the Share Consideration in respect of some or all their Common Shares (or, in respect of Electing Shareholders, chose the Share Consideration for all of their Common Shares or as part of a blend of consideration for each of their Common Shares), rounded down to the nearest whole number and each such Shareholder shall be deemed for all purposes to have chosen to receive (i) Share Consideration for such number of their Common Shares, rounded down to the nearest whole, as is equal to the number of Husky Shares received divided by the Share Consideration and (ii) the Cash Consideration for the remainder of their Common Shares for which, but for this paragraph (e), such holder would otherwise have received Husky Shares; and

(ii)

each Electing Shareholder that validly deposited Common Shares on or before the Take-Up Date and chose all Share Consideration or a blend of consideration that included Share Consideration for which Husky Shares would otherwise be issuable shall be entitled to be issued the number of Husky Shares equal to the number of Husky Shares sought by such Shareholder in respect of its Common Shares multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Share Consideration and the denominator of which is the aggregate number of Husky Shares sought to be received by Shareholders that validly deposited Common Shares on or before the Take-Up Date and chose the Share Consideration in respect of some or all their Common Shares (or, in respect of Electing Shareholders, chose the Share Consideration for all of their Common Shares or as part of a blend of consideration for each of their Common Shares), rounded down to the nearest whole number and each such Electing Shareholder shall be deemed for all purposes to have chosen to reduce the amount of Share Consideration they requested for all of their Common Shares to an amount equal to the number of Husky Shares received divided by the Share Consideration, rounded down to the nearest whole, and to have chosen to receive Cash Consideration for the remainder of the blend of consideration for all of their Common Shares.

Any holder of Common Shares, other than an Electing Shareholder or a Non-Exempt Restricted State Shareholder, who does not properly choose either the Cash Consideration or the Share Consideration for each of their Common Shares in the Letter of Transmittal with respect to any Common Shares deposited by such holder pursuant to the Offer will be deemed to have chosen the Share Consideration, subject to adjustment in accordance with paragraph (e) above. Any Electing Shareholder who does not properly choose all Share Consideration for their Common Shares or a blend of Cash Consideration and Share Consideration for each of their Common Shares in the Letter of Transmittal, with respect to the Common Shares deposited by such holder pursuant to the Offer will be deemed to have chosen to receive all Share Consideration, subject to adjustment in accordance with paragraph (e) above.

No certificates representing fractional Husky Shares shall be issued under the Offer. In lieu of any fractional Husky Shares, each Shareholder otherwise entitled to a fractional interest in Husky Shares will receive the nearest whole number of Husky Shares. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Husky Shares to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of Husky Shares to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all Common Shares registered in the name of or beneficially held by such Shareholder or his or her nominee shall be aggregated.

All amounts of Cash Consideration payable under the Offer will be paid in Canadian dollars.

Shareholders who do not deposit their Common Shares under the Offer will not be entitled to any right of dissent or appraisal in connection with the Offer. However, Shareholders who do not deposit their Common Shares under the Offer may have certain rights of dissent in the event the Offeror elects to acquire such Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, including, without limitation, the right to seek judicial determination of the fair value of their Common Shares. See Section 14 of the Circular, “Acquisition of Common Shares Not Deposited”.

Shareholders should contact the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing Common Shares with the Depositary. The Information Agent, D.F. King Canada, can be contacted by telephone at 1-800-761-6707 (North American Toll Free Number) or +1-212-771-1133 (outside North America) or by email at inquiries@dfking.com. To keep current with further developments and information about the Offer, visit www.huskyenergy.com/bettertogether.

Shareholders whose Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

2.	Time for Acceptance

The Offer is open for acceptance from the date of the Offer until 5:00 p.m. (Toronto time) on January 16, 2019, or such earlier or later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror. The Offeror will not amend the Offer to cause the Expiry Time to occur earlier than 35 days following the date of the Offer. If the Statutory Minimum Condition is satisfied and the other conditions of the Offer are satisfied or waived at the expiry of the initial deposit period such that the Offeror takes up the Common Shares deposited under the Offer, the Offeror will make a public announcement of the foregoing matters and extend the period during which Common Shares may be deposited and tendered to the Offer for a period of not less than 10 days after the date of such announcement. See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”.

3.	Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal (printed on YELLOW paper) accompanying the Offer, so as to be received at or prior to the Expiry Time:

(a)	Certificate(s) representing the Common Shares in respect of which the Offer is being accepted;

(b)

a Letter of Transmittal in the form accompanying the Offer, properly completed and executed in accordance with the instructions set out in the Letter of Transmittal (including signature guarantee if required); and

(c)	all other documents required by the terms of the Offer and the Letter of Transmittal.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Alternatively, Common Shares may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “— Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfers set out below under the heading “— Acceptance by Book-Entry Transfer”.

Participants in CDS or DTC should contact the Depositary with respect to the deposit of their Common Shares under the Offer. The Offeror understands that CDS and DTC will be issuing instructions to their participants as to the method of depositing such Common Shares under the terms of the Offer.

The signature on the Letter of Transmittal must be guaranteed by an Eligible Institution or in some other manner acceptable to the Depositary (except that no guarantee is required for the signature of a depositing Shareholder which is an Eligible Institution) if it is signed by a person other than the registered owner(s) of the Common Shares being deposited, or if the Common Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of MEG, or if payment is to be issued in the name of a person other than the registered owner(s) of the Common Shares being deposited. If a Letter of Transmittal is executed by a person other than the registered holder of the Common Shares represented by the Certificate(s) deposited therewith, then the Certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and: (i) the Certificate(s) representing such Common Shares is (are) not immediately available; (ii) the Shareholder cannot complete the procedure for book-entry transfer of the Common Shares on a timely basis; or (iii) the Certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, such Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)

a properly completed and executed Notice of Guaranteed Delivery (printed on PINK paper) in the form accompanying the Offer, or a manually executed facsimile thereof, including the guarantee of delivery by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time;

(c)

the Certificate(s) representing all Deposited Common Shares, in proper form for transfer, and, if the Separation Time has occurred at or prior to the Expiry Time and Rights Certificates have been distributed to the Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required), or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to such Deposited Common Shares and, in the case of DTC accounts, a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed (including signature guarantee, if required), or an Agent’s Message in lieu of a Letter of Transmittal, and all other documents required by the terms of the Offer and the Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX after the Expiry Time; and

(d)

in the case of SRP Rights, where the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to the Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required) or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to such deposited SRP Rights and, in the case of DTC accounts, a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed (including signature guarantee, if required), or an Agent’s Message in lieu of a Letter of Transmittal, and all other documents required by the terms of the Offer and the Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX after the date, if any, that Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile, e-mail or mailed to the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying Certificate(s) representing Common Shares (and, if applicable, the Rights Certificate(s)) and all other required documents to an address or transmission by facsimile or e-mail to a facsimile number or e-mail address other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

Acceptance by Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Common Shares to the Depositary by means of a book-entry transfer will constitute a valid deposit of such Common Shares under the Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid deposit under and in accordance with the terms of the Offer.

Shareholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message (as described below) in respect thereof or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Common Shares may be effected through book-entry transfer at DTC, either an Agent’s Message in respect thereof, or a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary, at its office in Toronto, Ontario at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Such documents or Agent’s Message should be sent to the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Common Shares which are the subject of such Book-Entry

Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant.

SRP Rights

Unless waived by the Offeror, holders of Common Shares are required to deposit one SRP Right for each Common Share in order to effect a valid deposit of such Common Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Separation Time does not occur prior to the Expiry Time, a deposit of Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are distributed by MEG to the Shareholders prior to the time that the holder’s Common Shares are deposited pursuant to the Offer, in order for the Common Shares to be validly deposited, Rights Certificate(s) representing SRP Rights at least equal in number to the number of Common Shares deposited must be delivered with the Letter of Transmittal or, if available, a Book-Entry Confirmation, to the Depositary. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are not distributed by the time that a Shareholder deposits its Common Shares pursuant to the Offer, the Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described above. In any case, a deposit of Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights at least equal in number to the number of Common Shares deposited pursuant to the Offer or, if available, a Book-Entry Confirmation, to the Depositary at its office in Toronto, Ontario as specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs prior to the Expiry Time, that the Depositary receive, prior to taking-up a Shareholder’s Common Shares for payment pursuant to the Offer, Rights Certificate(s) from a Shareholder representing SRP Rights or, if available, a Book-Entry Confirmation at least equal in number to the Common Shares deposited by such holder.

General

The Offer will be deemed to be accepted by a Shareholder only if the Depositary has actually received the requisite documents at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. In all cases, payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of (i) the Certificate(s) representing the Common Shares and, if applicable, the Rights Certificates (or, in the case of a book-entry transfer to the Depositary, a Book-Entry Confirmation for the Common Shares), (ii) a Letter of Transmittal, properly completed and duly executed, covering those Common Shares with the signature guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal, or in the case of Common Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in respect thereof, and (iii) all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the second trading day on the TSX after the Expiry Time.

The method of delivery of Certificates representing Common Shares (and, if applicable, the Rights Certificates), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing such documents. The Offeror recommends that all such documents be delivered by hand to the Depositary and a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any applicable jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in any deposit of any Common Shares. There shall be no duty or obligation on the Offeror, the Depositary, or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in this Section 3.

Under no circumstances will interest accrue or any amount be paid by the Offeror or the Depositary to persons depositing Common Shares by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer, if any, to accept the Offer. However, an investment advisor, stock broker, bank, trust company or other intermediary through whom Shareholders own Common Shares may charge a fee to tender any such Common Shares on their behalf. Shareholders should consult their investment advisor, stock broker, bank, trust company or other intermediary to determine whether other charges will apply.

Shareholders whose Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance in depositing their Common Shares if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender. In order for an Electing Shareholder to choose to take a blend of Cash Consideration and Share Consideration for each of their Common Shares, the Shareholder or their intermediary may have to withdraw their Common Shares from CDS and become a registered Shareholder, then follow the process to deposit their Common Shares.

Shareholders should contact the Information Agent, or a broker or dealer for assistance in accepting the Offer and in depositing Common Shares with the Depositary.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Common Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set out herein, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Common Shares covered by the Letter of Transmittal or book-entry transfer (collectively, the “Deposited Common Shares”) and in and to all rights and benefits arising from such Deposited Common Shares including, without limitation, the benefit of any and all dividends, distributions, payments, securities, property or other interests including SRP Rights that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on and after the date of the Offer, including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

The execution of a Letter of Transmittal (or, in the case of Common Shares deposited by book-entry transfer by the making of a book-entry transfer) irrevocably constitutes and appoints, effective at and after the time (the “Effective Time”) that the Offeror takes up the Deposited Common Shares, each director and officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Common Shares (which Deposited Common Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Securities, to the extent consisting of securities, on the appropriate securities registers maintained by or on behalf of MEG;

(b)

for so long as any such Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Law), as and when requested by the Offeror, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of MEG;

(c)

to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Securities, all as set out in the Letter of Transmittal.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Common Shares or any Distributions. Such depositing Shareholder agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Common Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Common Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer to Purchase, “Withdrawal of Deposited Common Shares”.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of MEG and, except as may otherwise be agreed with the Offeror, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal (including by book-entry transfer) to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased

Securities to the Offeror. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Law, irrevocable and may be exercised during any subsequent legal incapacity of such Shareholder and shall, to the extent permitted by applicable Law, survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

Formation of Agreement; Shareholder’s Representations and Warranties

The acceptance of the Offer pursuant to the procedures set out above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the time at which the Offeror takes up the Common Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer and the Letter of Transmittal. This agreement includes a representation and warranty by the depositing Shareholder that: (i) the Person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Common Shares and all rights and benefits arising from such Deposited Common Shares including, without limitation, any Distributions; (ii) the Person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Common Shares and any Distributions deposited under the Offer; (iii) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares or Distributions, to any other person; (iv) the deposit of the Deposited Common Shares and Distributions complies with applicable Law; and (v) when the Deposited Common Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and to any Distributions), free and clear of all security interests, liens, restrictions, charges, encumbrances, claims and rights of others.

4.	Conditions of the Offer

Notwithstanding any other provision of the Offer, but subject to applicable Law, and in addition to (and not in limitation of) the Offeror’s right to vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”, the Offeror will not take up, purchase or pay for any Common Shares unless, at 5:00 p.m. (Toronto time) on January 16, 2019 or such earlier or later time during which Common Shares may be deposited under the Offer, excluding the mandatory 10-day extension period or any Optional Extension Period, there shall have been validly deposited under the Offer and not withdrawn that number of Common Shares, together with the associated SRP Rights, that represent more than 50% of the outstanding Common Shares, excluding any Common Shares beneficially owned, or over which control or direction is exercised, by the Offeror or by any person acting jointly or in concert with the Offeror (the “Statutory Minimum Condition”). In the event that the Statutory Minimum Condition is not satisfied, the Offeror will have the right to withdraw or terminate the Offer or to extend the period of time during which the Offer is open for acceptance. The Statutory Minimum Condition cannot be waived by the Offeror.

In addition, the Offeror will have the right to withdraw the Offer and not take up or pay for any Common Shares deposited under the Offer, unless all of the following additional conditions are satisfied or waived by the Offeror at or prior to 5:00 p.m. (Toronto time) on January 16, 2019 or such earlier or later time during which Common Shares may be deposited under the Offer, excluding the mandatory 10-day extension period or any Optional Extension Period:

(a)

there shall have been validly deposited pursuant to the Offer and not withdrawn that number of Common Shares (with the associated SRP Rights) that together with the Common Shares held by Husky at the Expiry Time, represent at least 66 2⁄3% of the outstanding Common Shares (on a Fully-Diluted Basis) (the “Minimum Tender Condition”);

(b)	the Offeror shall have determined, in its sole judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer, a Material Adverse Effect;

(c)

each of the Regulatory Approvals has been made, given, obtained or occurred, as the case may be, on terms and conditions acceptable to Husky, in its sole discretion, and any such approval shall be in full force and effect and any such occurrence shall not have been invalidated in any manner;

(d)

the Offeror shall have determined, in its sole judgment, that the Shareholder Rights Plan does not and will not adversely affect the Offer or the Offeror, either before or upon the consummation of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction; and

(i)

the MEG Board shall have redeemed all outstanding SRP Rights or waived the application of the Shareholder Rights Plan to the purchase of Common Shares by the Offeror under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction;

(ii)

a cease trade order or an injunction shall have been issued, and no notice of appeal or appeal shall have been filed, that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Common Shares upon the exercise of the SRP Rights in relation to the purchase of Common Shares by the Offeror under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, which cease trade order or injunction shall be in full force and effect;

(iii)

a court of competent jurisdiction shall have made a final and binding order that the SRP Rights are illegal, invalid or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or

(iv)

the SRP Rights and the Shareholder Rights Plan shall otherwise be or have been held to be unexercisable or unenforceable in relation to the Common Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction;

(e)	the Offeror shall have determined, in its sole judgment, that

(i)

no act, action, suit or proceeding shall have been threatened, taken or commenced by or before, and no judgment or order shall have been issued by, any domestic or foreign elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity), any Governmental Entity in Canada, the United States or elsewhere, or other regulatory authority or any other person in any case, whether or not having the force of Law; and

(ii)	no Law shall have been proposed, enacted, promulgated, amended or applied,

in either case: (A) to prevent or challenge the Offer or the Offeror’s ability to maintain the Offer; (B) to cease trade, enjoin, prohibit or impose material limitations or conditions on or make materially more costly the making of the Offer, the purchase by or the sale to the Offeror of the Common Shares, the right of the Offeror to own or exercise full rights of ownership over the Common Shares, or the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction or which could have any such effect; (C) which has had or could have a Material Adverse Effect; (D) which seeks to compel the Offeror or any of its affiliates to dispose of or hold separate any material portion of the business, properties or assets of MEG or any of its subsidiaries; or (E) which may make uncertain the ability of the Offeror or its affiliates to complete the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(f)

the Offeror shall have determined, in its sole judgment, that neither MEG nor any of its subsidiaries has taken any action, agreed to take any action, disclosed that it intends to take any action or disclosed any previously undisclosed action taken by any of them, that might make it inadvisable for the Offeror to proceed with the Offer, to take up and pay for Common Shares deposited under the Offer or complete any Compulsory Acquisition or Subsequent Acquisition Transaction including, without limitation:

(i)	any purchase, licence, lease or acquisition of an interest in assets or purchase of securities other than in the Ordinary Course;

(ii)	any sale, licence, lease, pledge or disposition of an interest in assets other than sales from operations in the Ordinary Course;

(iii)	any amendment to their respective articles or by-laws;

(iv)

any material capital expenditures, except material capital expenditures in respect of which MEG or any of its subsidiaries have entered into legally binding agreements to incur in the Ordinary Course prior to August 8, 2018;

(v)	any incurrence of debt or of hedge or similar obligations, the granting of any liens or security or agreements restricting the grant of liens or security, other than in the Ordinary Course;

(vi)

except as may be required by Law, the adoption, establishment or entering into of any new, or material amendment to any existing, employment, change in control, severance, compensation, benefit or similar agreement, arrangement or plan with or for one or more of MEG’s employees, consultants or directors (other than the entering into of employment agreements with new employees after August 8, 2018 who are not directors, officers or family members of directors or officers, if made in the Ordinary Course), the making of grants or awards pursuant to any agreements, arrangements or plans to provide for increased benefits to one or more employees, consultants or directors of MEG (other than the making of any grants or awards to the extent required to be made pursuant to any agreement in effect prior to August 8, 2018) or making any payment or otherwise altering the terms of any outstanding awards (including, without limitation, the MEG Incentive Awards) to provide for a payment or other entitlement that represents a material increase from that disclosed in MEG’s public filings or a material deviation from the past practice of MEG;

(vii)	any release, relinquishment or impairment of, or any threat to, any material contractual rights, leases, licences or other statutory rights;

(viii)	any guarantee of the payment of any material amount of indebtedness of a third party;

(ix)	any declaration, payment, authorization of any dividend, distribution or payment of or on any of its securities, other than interest payments on MEG’s outstanding indebtedness in the Ordinary Course;

(x)

any change to the capitalization of MEG or any of its subsidiaries, including, without limitation, any issuance, authorization, adoption or proposal regarding the issuance of, or purchase, or proposal to purchase, any Common Shares or Convertible Securities other than pursuant to the exercise, conversion or exchange of MEG Options, MEG Treasury-Settled RSUs and MEG Treasury-Settled PSUs issued prior to August 8, 2018;

(xi)

any take-over bid or tender offer (including, without limitation, an issuer bid or self-tender offer) or exchange offer, merger, amalgamation, plan of arrangement, reorganization, consolidation, business combination, reverse take-over, sale of substantially all of its assets, sale of securities, recapitalization, liquidation, dissolution, winding up or similar transaction involving MEG or any of its subsidiaries; or

(xii)	any material joint venture, other mutual co-operation agreement or distribution agreement;

(g)

the Offeror shall have determined, in its sole judgment, that no covenant, term or condition (individually or in the aggregate) exists in any material license, permit, instrument or agreement to which MEG or any of its subsidiaries is a party or to which it or any of its assets are subject (including without limitation, in respect of the Convertible Securities, MEG Incentive Awards or any other incentive or similar plan of MEG) which, if the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, might:

(i)

be impaired or otherwise adversely affected, or cause any obligation to vest or accelerate or become due prior to its stated due date (in each case, either immediately, or after notice or passage of time or both) that might materially reduce the value to it of MEG or the Common Shares or might have a Material Adverse Effect;

(ii)	result in any material liability or obligation of the Offeror, MEG or any of their respective affiliates or subsidiaries;

(iii)

result in any breach or default under or cause the suspension or termination of, or give rise to any right of any party to suspend or terminate, any such license, permit, instrument or agreement or any material right or benefit thereunder of MEG;

(iv)	limit any material right or benefit of MEG under, or reduce the value, in any material respect, of any such license, permit, instrument or agreement; or

(v)

adversely impact or could adversely impact the ability of the Offeror to acquire, redeem or defease any Convertible Securities that have not been converted into, exchanged for or otherwise become Common Shares at the Expiry Time or, to complete the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction,

and that might make it inadvisable for the Offeror to proceed with the Offer, to take up and pay for Common Shares deposited under the Offer or complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

(h)	the Offeror shall have determined, in its sole judgment, that there shall not have occurred or been threatened on or after the date of the Offer:

(i)	any general suspension of trading in, or limitation on prices for, securities on the TSX;

(ii)	any extraordinary or material adverse change in the financial, banking or capital markets or in major stock exchange indices in Canada or the United States;

(iii)	a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States;

(iv)

any limitation (whether or not mandatory) by any Governmental Entity on, or other event that, in the reasonable judgment of the Offeror, might affect the extension of credit by banks or other financial institutions;

(v)	any material change in currency exchange rates or a suspension or limitation on the markets therefor;

(vi)	a commencement of war or armed hostilities or other national or international calamity involving Canada or the United States; or

(vii)	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof,

that might make it inadvisable for the Offeror to proceed with the Offer, to take up and pay for Common Shares deposited under the Offer or complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

(i)

neither the Offeror nor any of its affiliates shall have entered into a definitive agreement or an agreement in principle with MEG providing for a plan of arrangement, amalgamation, merger, acquisition of assets or other business combination with MEG or for the acquisition of securities of MEG or for the commencement of a new offer for the Common Shares, pursuant to which the Offeror has determined that the Offer will be terminated; and

(j)

the Offeror shall not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of MEG with any securities regulatory authority or elsewhere, which the Offeror shall have determined, in its sole judgment, when considered either individually or in the aggregate, has or could reasonably be expected to have a Material Adverse Effect.

The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time, regardless of the circumstances giving rise to such assertion (including, without limitation, any action or inaction by the Offeror giving rise to any such assertions). In all cases, when exercising its sole judgment or discretion, the Offeror intends to act reasonably. The Offeror may waive any of the foregoing conditions, in whole or in part, at any time and from time to time without prejudice to any other rights which the Offeror may have. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed to constitute a waiver of any such right; the waiver of any such right with respect to particular facts or circumstances shall not be deemed to constitute a waiver with respect to any other facts or circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time by the Offeror. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. The Offeror, promptly after giving any such notice, shall issue and file a press release announcing such waiver or withdrawal and shall cause the Depositary, if required by Law, as soon as practicable thereafter to notify the Shareholders thereof in the manner set forth in Section 10 of the Offer to Purchase, “Notices and Delivery”, and shall provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Common Shares deposited under the Offer and the Depositary will promptly return all Certificates representing deposited Common Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited at the Offeror’s expense. See Section 8 of the Offer to Purchase, “Return of Deposited Common Shares”.

5.	Extension, Variation or Change in the Offer

The Offer is open for acceptance from the date of the Offer until the Expiry Time, subject to extension or variation in the Offeror’s sole discretion or as set out below, unless the Offer is withdrawn by the Offeror. In addition, if the Offeror takes up any Common Shares under the Offer, the Offer will be extended and remain open for the deposit of Common Shares for not less than 10 days from the date on which Common Shares are first taken up.

Subject to the limitations set out below, the Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Law) to vary the terms of the Offer (including, without limitation, by extending or abridging the period during which Common Shares may be deposited under the Offer where permitted by applicable Law).

Under applicable Law, the Offeror is required to allow Common Shares to be deposited under the Offer for an initial deposit period of at least 105 days. The initial deposit period under the Offer may be shortened in the following circumstances, subject to a minimum deposit period of at least 35 days from the date of the Offer: (i) if MEG issues a deposit period news release in respect of either the Offer or another offeror’s take-over bid that stipulates a deposit period of less than 105 days, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least the number of days from the date of the Offer as stated in the deposit period news release; or (ii) if MEG issues a news release announcing that it has agreed to enter into, or determined to effect, an Alternative Transaction, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least 35 days from the date of the Offer. In either case, the Offeror intends to vary the terms of the Offer by shortening the initial deposit period to the shortest possible period consistent with applicable Law.

If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, the terms of the Offer are varied, including any reduction of the period during which securities may be deposited under the Offer pursuant to applicable Law, or any extension of the period during which securities may be deposited under the bid pursuant to applicable Law, and whether or not that variation results from the exercise of any right contained in the Offer, the Offeror will promptly (i) issue and file a news release to the extent and in the manner required by applicable Law, and (ii) send a notice of variation in the manner set out in Section 10 of the Offer to Purchase, “Notices and Delivery”, to every person to whom the Offer is required to be sent under applicable Law and whose Common Shares were not taken up before the date of the variation. If there is a notice of variation, the period during which Common Shares may be deposited under the Offer must not expire before 10 days after the date of the notice of variation. If the Offeror is required to send a notice of variation before the expiry of the initial deposit period, the initial deposit period for the Offer must not expire before 10 days after the date of the notice of variation, and the Offeror must not take up Common Shares deposited under the Offer before 10 days after the date of the notice of variation. In addition, the Offeror will file a copy of such notice and will provide a copy of such notice in the manner required by applicable Law as soon as practicable thereafter to MEG, the TSX and the Securities Regulatory Authorities, as applicable. Any notice of variation of the Offer will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer to Purchase or the Circular or any notice of change or notice of variation that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror unless it is a change in a material fact relating to the Husky Shares), the Offeror will promptly (a) issue and file a news release of such change to the extent and in the manner required by applicable Law, and (b) send a notice of the change in the manner set out in Section 10 of the Offer to Purchase, “Notices and Delivery”, to every person to whom the Offer was required to be sent and whose Common Shares were not taken up before the date of the change. If the Offeror is required to send a notice of change before the expiry of the initial deposit period, the initial deposit period for the Offer must not expire before 10 days after the date of the notice of change, and the Offeror must not take up Common Shares deposited under the Offer before 10 days after the date of the notice of change. In addition, the Offeror will file a copy of such notice and will provide a copy of such notice in the manner required by applicable Law as soon as practicable thereafter to MEG, the TSX and the Securities Regulatory Authorities, as applicable. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

During any extension or in the event of any variation of the Offer or change in information, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Offeror in accordance with the terms hereof. An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by the Offeror of its rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Notwithstanding the foregoing, but subject to applicable Law, the Offeror may not make a variation in the terms of the Offer, other than a variation to extend the time during which Common Shares may be deposited under the Offer or a variation to increase the consideration for the Common Shares, after the Offeror becomes obligated to take up Common Shares deposited under the Offer. If the consideration being offered for the Common Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Common Shares are taken up under the Offer, whether or not such Common Shares were taken up before the increase.

6.	Take-Up of and Payment for Deposited Common Shares

If, at the expiry of the initial deposit period, the Statutory Minimum Condition has been satisfied and all of the other conditions described in Section 4 of the Offer to Purchase, “Conditions of the Offer” have been satisfied or waived by the Offeror, the Offeror will immediately take up the Common Shares validly deposited under the

Offer and not withdrawn. The Offeror will pay for Common Shares taken up under the Offer as soon as possible but in any event not later than three business days after the Common Shares are taken up. In accordance with applicable Law, if the Offeror is obligated to take up such Common Shares, the Offeror will extend the period during which Common Shares may be deposited under the Offer for an additional period of at least 10 days following the expiry of the initial deposit period (the “mandatory 10–day extension period”) and may extend the deposit period after expiration of the mandatory 10-day extension period (“Optional Extension Periods”). The Offeror will take up and pay for Common Shares deposited under the Offer during the mandatory 10-day extension period and any Optional Extension Period not later than 10 days after such deposit.

The Offeror will be deemed to have taken up and accepted for payment Common Shares validly deposited and not withdrawn under the Offer if, as and when the Offeror gives written notice, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario to that effect. Subject to applicable Law, the Offeror expressly reserves the right, in its sole discretion to, on, or after the Expiry Time, terminate or withdraw the Offer and not take up or pay for any Common Shares if any condition specified in Section 4 of the Offer to Purchase, “Conditions of the Offer”, is not satisfied or waived, by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario. The Offeror will not, however, take up and pay for any Common Shares deposited under the Offer unless it simultaneously takes up and pays for all Common Shares then validly deposited under the Offer and not withdrawn.

The Offeror will pay for Common Shares validly deposited under the Offer that are not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) and certificates for the Share Consideration, as applicable, for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making payments for Common Shares.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares under the Offer.

All cash payments under the Offer will be made in Canadian dollars.

Settlement with each Shareholder who has deposited (and not withdrawn) Common Shares under the Offer will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of $25 million, which will be made by wire transfer, as set out in the Letter of Transmittal) payable in Canadian funds and/or delivering or causing to be delivered certificates representing the Share Consideration in the amount to which the person depositing Common Shares is entitled. Unless otherwise directed by the Letter of Transmittal, the cheque or certificates will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque or certificates for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque or certificates will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque or certificates will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of MEG. Cheques or certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

7.	Withdrawal of Deposited Common Shares

Except as otherwise stated in this Section 7 or as otherwise required by applicable Law, all deposits of Common Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any

Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the deposited Common Shares have been taken up by the Offeror under the Offer;

(b)	if the deposited Common Shares have not been paid for by the Offeror within three business days after the Common Shares have been taken up by the Offeror under the Offer; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)

a notice of change relating to a change which has occurred in the information contained in the Offer to Purchase or the Circular, or any notice of change or notice of variation, in either case, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror unless it is a change in a material fact relating to the Husky Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)

a notice of variation concerning a variation in the terms of the Offer (other than a variation in the terms of the Offer consisting solely of an increase in the consideration offered for the Common Shares under the Offer and an extension of the time for deposit to not later than 10 days after the date of the notice of variation or a variation in the terms of the Offer after the expiry of the initial deposit period consisting of either an increase in the consideration offered for the Common Shares or an extension of the time for deposit to not later than 10 days from the date of the notice of variation), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts or Governmental Entities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice.

Withdrawals of Common Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit of the applicable Common Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal: (i) must be made by a method that provides the Depositary with a written or printed copy; (ii) must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Common Shares which are to be withdrawn; and (iii) must specify such person’s name, the number of Common Shares to be withdrawn, the name of the registered holder and the Certificate number shown on each Certificate representing the Common Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Common Shares deposited for the account of an Eligible Institution.

If Common Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of the Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Common Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

A withdrawal of Common Shares deposited under the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice of withdrawal.

Investment dealers, banks, trust companies or other intermediaries may set deadlines for the withdrawal of Common Shares deposited under the Offer that are earlier than those specified above. Shareholders should contact their brokers or other intermediaries for assistance.

All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding. There is no duty or obligation of the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to the Offeror’s other rights, Common Shares deposited under the Offer may, subject to applicable Law, be retained by the Depositary on behalf of the Offeror until such Common Shares are withdrawn by Shareholders in accordance with this Section 7 or pursuant to applicable Law.

Withdrawals cannot be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time at or prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer to Purchase, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Shareholders in the provinces and territories of Canada are entitled to one or more statutory rights of rescission, price revision or to damages in certain circumstances. See Section 28 of the Circular, “Statutory Rights”.

8.	Return of Deposited Common Shares

Any Deposited Common Shares that are not taken up and paid for by the Offeror pursuant to the terms and conditions of the Offer for any reason will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal of the Offer, by either (i) sending Certificates representing the Common Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of MEG, or (ii) in the case of Common Shares deposited by book-entry transfer of such Common Shares pursuant to the procedures set out in Section 3 of the Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, such Common Shares will be credited to the depositing holder’s account maintained with CDS or DTC, as applicable.

9.	Changes in Capitalization; Adjustments; Liens

If, on or after the date of the Offer, MEG should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, issue any Common Shares, or issue, grant or sell any Convertible Securities, or disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change. See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”.

Common Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights (including SRP Rights), assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares, whether or not separated from the Common Shares.

If, on or after the date of the Offer, MEG should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Share, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its intermediary or transferee on the securities register maintained by or on behalf of MEG, then (and without prejudice to its rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”): (i) in the case of any such cash dividends, distributions or payments that in an aggregate amount do not exceed the purchase price per Common Share payable, the purchase price per Common Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment, and (ii) in the case of any such cash dividends, distributions or payments that in an aggregate amount exceeds the purchase price per Common Share payable by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, securities, property, rights, assets or other interests, the whole of any such dividend, distribution, payment, securities, property, rights, assets or other interests (and not simply the portion that exceeds the purchase price per Common Share payable by the Offeror under the Offer), the amount of any excess will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. The Offeror will be entitled to deduct from the consideration payable by the Offeror under the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

The declaration or payment of any such dividend or distribution may have tax consequences not described under Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations” or in Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders should consult their own tax advisors as to the tax consequences of the declaration or payment of any such dividend or distribution.

10.	Notices and Delivery

Without limiting any other lawful means of giving notice, and unless otherwise specified by applicable Law, any notice to be given by the Offeror or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders (and to registered holders of Convertible Securities) at their respective addresses as shown on the register maintained by or on behalf of MEG in respect of the Common Shares or Convertible Securities, as the case may be, and, unless otherwise specified by applicable Law, will be deemed to have been received on the first business day following the date of mailing. For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services following mailing. Except as otherwise permitted by applicable Law, if mail service is interrupted or delayed following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by applicable Law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if (i) it is given to the TSX for dissemination through its facilities, (ii) it is published once in the National Edition of The Globe and Mail or The National Post and in Québec, in Le Journal de Montréal or Le Devoir, in French, or (iii) it is delivered to any of NASDAQ, Cision or Canada Newswire for dissemination through their respective facilities.

The Offer to Purchase and Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered Shareholders (and to registered holders of Convertible Securities) by first class mail, postage prepaid, or made available in such other manner as is permitted by applicable Law and the Offeror will use its reasonable efforts to furnish such documents to investment dealers, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of MEG in respect of the Common Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Common Shares where such listings are received.

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and the Offeror or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable regulatory requirements from the intermediary holding such securities on your behalf.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the Toronto, Ontario office of the Depositary specified in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable.

11.	Mail Service Interruption

Notwithstanding the provisions of the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques and/or certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques, certificates or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited Certificate(s) for Common Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer to Purchase, “Notices and Delivery”. Notwithstanding Section 6 of the Offer to Purchase, “Take-Up of and Payment for Deposited Common Shares”, cheques, certificates and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the Toronto, Ontario office of the Depositary.

12.	Market Purchases and Sales of Common Shares

The Offeror reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Common Shares by making or arranging for purchases through the facilities of the TSX at any time, and from time to time, prior to the Expiry Time subject to and in accordance with applicable Law. In no event, however, will the Offeror (or its affiliates) make any such purchases of Common Shares until the third business day following the date of the Offer and the Offeror shall comply with the following requirements under Section 2.2(3) of NI 62-104, in the event it decides to make any such purchases:

(a)	such intention shall be stated in a news release issued and filed at least one business day prior to making such purchases;

(b)	the aggregate number of Common Shares beneficially acquired shall not exceed five percent of the outstanding Common Shares as of the date of the Offer, calculated in accordance with applicable Law;

(c)	the purchases shall be made in the normal course in Canada through the facilities of the TSX (and no purchases will be pre-arranged with a buyer that resides in the U.S.);

(d)

the Offeror shall issue and file a news release containing the information required under applicable Law immediately after the close of business of the TSX on each day on which Common Shares have been purchased, and such news release will also be filed with the SEC; and

(e)

the broker involved in such trades shall provide only customary broker services and receive only customary fees or commissions, and no solicitation for the sale or purchase of Common Shares shall be made by the Offeror or its agents (other than under the Offer) or the seller or its agents.

Purchases pursuant to Section 2.2(3) of NI 62-104 will not be counted in any determination as to whether the Statutory Minimum Condition has been fulfilled, but will be counted in determining whether the Minimum Tender Condition has been satisfied.

Although the Offeror has no present intention to sell Common Shares taken up under the Offer, the Offeror reserves the right to make or enter into agreements, commitments or understandings at or prior to the Expiry

Time to sell any of such Common Shares after the Expiry Time, subject to applicable Law and to compliance with section 2.7(2) of NI 62-104. For the purposes of this Section 12, the “Offeror” includes any person acting jointly or in concert with the Offeror.

13.	Other Terms of the Offer

(a)

The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Alberta and all courts competent to hear appeals therefrom.

(b)

The Offeror reserves the right to transfer to one or more affiliates of the Offeror the right to purchase all or any portion of the Common Shares deposited pursuant to the Offer, but any such transfer will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of persons depositing Common Shares to receive payment for Common Shares validly deposited and accepted for payment under the Offer.

(c)

In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the Laws of such jurisdiction.

(d)

No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror or the Depositary and the Information Agent for the purposes of the Offer.

(e)

The provisions of the cover pages, Summary, Questions and Answers About the Offer, the Glossary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer to Purchase, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

(f)

The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the terms and conditions of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Common Shares.

(g)

The Offer to Purchase and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making or the acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in the Offeror’s sole discretion, take such action as the Offeror may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

(h)

The Offeror reserves the right to waive any defect in acceptance with respect to any particular Common Shares or any particular Shareholder. There shall be no duty or obligation of the Offeror, the Depositary and the Information Agent, or any other person to give notice of any defect or irregularity in the deposit of Common Shares or in any notice of withdrawal and, in each case, no liability shall be incurred or suffered by any of them for failure to give such notice.

DATED: October 2, 2018.

HUSKY ENERGY INC.

By:	signed “Robert J. Peabody”
President and Chief Executive Officer

The Offer to Purchase and the accompanying Circular together constitute the take-over bid circular required under Canadian securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

CIRCULAR

This Circular is furnished in connection with the accompanying Offer dated October 2, 2018 to purchase all of the issued and outstanding Common Shares, together with the associated SRP Rights, of MEG. The terms and conditions of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders should refer to the Offer to Purchase for details of the terms and conditions of the Offer, including, without limitation, details as to payment and withdrawal rights. Unless the context otherwise requires, terms used but not defined in the Circular have the respective meanings given to them in the accompanying Glossary.

No securities tendered to the Offer will be taken up until (a) more than 50% of the outstanding securities of the class sought (excluding those securities beneficially owned, or over which control or direction is exercised, by the Offeror or any person acting jointly or in concert with the Offeror) have been tendered to the Offer, (b) the minimum deposit period under applicable securities laws has elapsed, and (c) any and all other conditions of the Offer have been complied with or waived, as applicable. If these criteria are met, the Offeror will take up securities deposited under the Offer in accordance with applicable securities laws and extend the Offer for an additional minimum period of 10 days to allow for further deposits of securities.

Unless otherwise indicated, the information concerning MEG contained in the Offer to Purchase and Circular has been taken from or is based solely upon publicly available documents and records on file with Securities Regulatory Authorities and other public sources available at the time of the Offer. Although the Offeror has no knowledge that would indicate that any statements contained herein and taken from or based on such information are untrue or incomplete, none of the Offeror or any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by MEG to disclose events or facts that may have occurred or that may affect the significance or accuracy of any such information but that are unknown to the Offeror. The Offeror does not have any means of verifying the accuracy or completeness of any of the information contained herein that is derived from publicly available information regarding MEG or whether there has been any failure by MEG to disclose events or facts that may have occurred or may affect the significance or accuracy of such information. Unless otherwise indicated, information concerning MEG and Husky is given as of October 2, 2018.

All currency amounts expressed herein, unless otherwise indicated, are in Canadian dollars.

1.	The Offeror

Husky is a corporation existing under the ABCA. Our registered office is located at 707 – 8th Avenue S.W., Calgary, Alberta, T2P 1H5. Husky’s common shares are listed for trading on the TSX under the symbol “HSE”. Husky is a reporting issuer or the equivalent in each of the provinces of Canada.

Husky is one of Canada’s largest integrated energy companies and is based in Calgary, Alberta. Husky operates in Canada, the United States and the Asia Pacific region.

Husky’s business is conducted predominantly through two major business segments – Upstream and Downstream.

•

“Upstream” operations in the Integrated Corridor and Offshore (as defined below) include exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (Exploration and Production) and marketing of Husky’s, and other producers’, crude oil, natural gas, natural gas liquids, sulphur and petroleum coke, pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Offeror’s Upstream operations are located primarily in Western Canada, offshore east coast of Canada (“Atlantic”), offshore China and offshore Indonesia (“Asia Pacific”).

•

“Downstream” operations in the Integrated Corridor include upgrading of heavy crude oil feedstock into synthetic crude oil in Canada (Upgrading), refining in Canada of crude oil, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian Refined Products). They also include refining in the United States of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and are grouped together as the Downstream business segment due to the similar nature of their products and services.

Husky’s business strategy is to focus on returns from investment in a deep portfolio of opportunities that can generate increased funds from operations and free cash flow. The Offeror has two main businesses: (i) an integrated Canada-U.S. Upstream and Downstream corridor (the “Integrated Corridor”); and (ii) production located offshore Atlantic and Asia Pacific (“Offshore”).

Husky’s business in the Integrated Corridor includes crude oil, bitumen, natural gas and NGL production from Western Canada, the Lloydminster upgrading and asphalt refining complex, the Prince George Refinery, Husky Midstream Limited Partnership (35 percent working interest and operatorship), and the Lima, Toledo and Superior refineries in the U.S. Midwest. Natural gas production from the Western Canada portfolio is closely aligned with Husky’s energy requirements for refining and thermal bitumen production and acts as a natural hedge.

Husky’s Offshore business includes operations and exploration in the Asia Pacific region, primarily offshore China and Indonesia, and in the Atlantic, offshore Newfoundland and Labrador. Each area generates high-netback production, with near and long-term investment potential.

For further information regarding Husky, refer to Husky’s filings with applicable Securities Regulatory Authorities, which may be obtained through SEDAR at www.sedar.com.

2.	MEG

MEG was incorporated on March 9, 1999 under the ABCA as McCaffrey Energy Group Inc. On June 11, 2002, MEG filed articles of amendment to amend its share capital and to change its name to MEG Energy Corp. MEG is an oil sands company focused on sustainable in situ oil sands development and production in the southern Athabasca oil sands region of Alberta, Canada.

MEG’s head office is located at 25th Floor, 600 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 0G5 and its registered office is located at 4500, 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7.

For further information regarding MEG, refer to MEG’s filings with applicable Securities Regulatory Authorities, which may be obtained through SEDAR at www.sedar.com.

3.	Certain Information Concerning Securities of MEG

MEG Securities subject to the Offer

MEG’s authorized share capital consists of an unlimited number of Common Shares without nominal or par value and an unlimited number of Preferred Shares, issuable in series. Holders of Common Shares are entitled to: (i) one vote at all meetings of shareholders of MEG except meetings at which only holders of a specified class of share are entitled to vote; (ii) subject to the prior rights and privileges attaching to any other class of shares, the right to receive any dividend on the Common Shares declared by MEG; and (iii) subject to the prior rights and privileges attaching to any other class of shares, the right to receive the remaining property of MEG upon dissolution.

Based solely on information contained in MEG’s management’s discussion and analysis for the three and six months ended June 30, 2018, as at July 30, 2018, there were issued and outstanding 296,751,000 Common Shares, nil preferred shares, 8,595,000 MEG Options, and an aggregate of 6,622,000 MEG Treasury-Settled RSUs and MEG Treasury-Settled PSUs.

Based solely on the information above, the Offeror understands that, assuming the exercise of all outstanding MEG Options and treasury settlement for Common Shares of each of MEG Treasury-Settled RSUs and MEG Treasury-Settled PSUs, 311,968,000 Common Shares would be subject to the Offer.

Trading in MEG Securities

The Common Shares are traded on the TSX under the symbol “MEG”. On September 28, 2018, being the last trading day on the TSX prior to the public announcement by Husky of its intention to make the Offer, the closing price of the Common Shares on the TSX was $8.03.

The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the Common Shares on the TSX.

	Trading of Common Shares
	High ($)	Low ($)	Volume (#)
April 2018	6.76	4.49	41,213,330
May 2018	9.92	6.51	70,710,000
June 2018	11.24	8.41	54,090,000
July 2018	11.51	8.25	47,220,000
August 2018	9.13	6.98	48,846,940
September 2018	8.40	6.78	32,292,940
October 1, 2018	11.70	10.87	19,570,000

Source: TMX Datalinx

The volume weighted average trading price of the Common Shares on the TSX over the 10 trading days ended on September 28, 2018, being the last trading day on the TSX prior to the public announcement by Husky of its intention to make the Offer, was $7.62 per Common Share.

4.	Background to the Offer

In the ordinary course of business, Husky’s board of directors and executive management continually evaluate potential acquisitions of businesses, joint ventures, business combinations and other commercial transactions that may be available to support Husky’s corporate strategy and enhance shareholder value.

On May 9, 2018, on the invitation of Rob Peabody, President & Chief Executive Officer of Husky, a meeting was held with MEG Chairman Jeff McCaig, at which they discussed the potential benefits of a strategic combination between Husky and MEG, among other topics.

Subsequent to their meeting, Mr. McCaig sent an email to Mr. Peabody advising that he had raised the issue of a business combination between the two companies with two other MEG directors, Bill McCaffrey and Harvey Doerr, and that he further intended to raise the matter with the rest of the directors of MEG and would then get back to Mr. Peabody. On May 22, 2018, Mr. McCaig contacted Mr. Peabody to request another meeting to discuss some questions that the other directors of MEG had in respect of Husky’s proposed business combination.

On May 31, 2018, Mr. Peabody met with Dan Farb, a director of MEG who is also a partner with Highfields Capital Management LP (“Highfields”), a large shareholder of MEG. During that meeting the topic of a business combination between Husky and MEG was raised. Mr. Farb was open to exploring such a combination if it included a significant premium to MEG Shareholders, and he indicated that Mr. Peabody should submit a written expression of interest to MEG’s board of directors.

On June 1, 2018, Mr. Peabody and David Gardner, Senior Vice President, Business Development of Husky met with Mr. McCaig and Mr. Doerr. Mr. Peabody stated that Husky’s intention was to explore a potential business combination and that Husky was prepared to proceed cooperatively, quickly and with limited confirmatory due diligence.

Following that meeting, Mr. Peabody received an email on June 18, 2018 from Mr. McCaig advising that the MEG Board and management had just completed their regularly scheduled strategic planning session and that all directors had been advised of the discussions with Husky’s management. Mr. McCaig advised Mr. Peabody that the MEG Board was not prepared to agree to an exchange of non-public information regarding MEG and its operations. Mr. McCaig further advised Mr. Peabody that if Husky chose to send a written proposal regarding a transaction between the two companies that it should be sent exclusively to his attention and the MEG Board would give it due consideration.

Subsequent to the receipt of the June 18, 2018 email from Mr. McCaig, Husky continued to evaluate a business combination with MEG based on publicly available information, including its future prospects and estimated value in light of current oil prices and take-away capacity restraints affecting non-integrated oil sands producers such as MEG.

On July 24, 2018, Mr. Farb announced his resignation as a director of MEG citing his dissatisfaction with the direction MEG was taking to recognize shareholder value. He further stated that Highfields would continually evaluate the options available to it in respect of its investment in MEG.

In the morning of August 8, 2018, Mr. Peabody sent Mr. McCaig a proposal letter that outlined the terms and conditions of a potential negotiated business combination between Husky and MEG, which included a potential purchase price of $11.00 per Common Share, payable in a mix of cash and Husky Shares. The proposal letter set out the principles and strategic rationale for a transaction between Husky and MEG. Mr. McCaig acknowledged receipt of Husky’s proposal in an email to Mr. Peabody on August 8, 2018 indicating that they would respond in due course. In the evening of August 8, 2018, MEG announced that the MEG Board appointed Derek Evans as Chief Executive Officer of MEG.

Subsequent to delivering Husky’s proposal letter to Mr. McCaig, Mr. Peabody made several attempts to schedule a meeting with Mr. McCaig to further discuss Husky’s proposal. A meeting was scheduled for August 20, 2018 with Mr. Peabody, Mr. Gardner, Mr. McCaig and Mr. Hodgson, an independent director of MEG, to discuss Husky’s proposal letter. At the meeting, Mr. Hodgson informed Messrs. Peabody and Gardner that the MEG Board had engaged an investment bank and legal counsel and had considered Husky’s proposal but had concluded that there was no basis for the MEG Board to pursue Husky’s proposal and that any further inquiries should be directed to MEG’s chief executive officer. Based on their meeting, Mr. Peabody and Mr. Gardner believed that MEG’s Board would not be open for further discussions regarding Husky’s proposal.

On September 30, 2018, Husky issued a press release announcing its intention to make the Offer.

5.	Reasons to Accept the Offer

Husky believes that the Offer represents a full and fair price and provides a compelling return proposition for Shareholders to maximize the value of their investment in MEG. Shareholders will benefit from both (i) the receipt of a premium and (ii) the opportunity to participate in the future growth of a combined Canadian energy company with a strong balance sheet, an integrated business model and a rich portfolio of low cost, higher margin projects.

Shareholders should consider the following factors, among others, in making a decision whether to accept the Offer.

Premium to Market Price

Husky believes that the Offer is financially compelling to Shareholders. The Offer consideration represents an implied acquisition price of $11.00 per Common Share as of September 28, 2018. This delivers an immediate 44% premium to MEG’s 10-day volume-weighted average share price of $7.62 as of September 28, 2018, the last day of trading before Husky publicly announced its proposal to acquire MEG.

As of September 28, 2018, the Offer also represents a:

•	37% premium to the closing share price of MEG of $8.03 on September 28, 2018 on the TSX

•	39% premium to the 5-day volume-weighted average share price of MEG on the TSX

•	45% premium to the 20-day volume-weighted average share price of MEG on the TSX

•	71% premium to MEG’s average closing price over the past two years

Premium to MEG’s Reference Share Price on the TSX Based on

$11.00/ Share Offer as of September 28, 2018

Enhanced Shareholder Return Proposition With Lower Risk

MEG has a high debt burden that has resulted in sub-investment grade credit ratings from Moody’s, Standard & Poor’s, and Fitch Ratings. This debt burden limits MEG’s strategic and financial flexibility. In the first half of 2018, MEG incurred net financing expense of $10.02 per barrel of sales volumes, and its is further constrained by long-term commitments resulting from the sale of half its interest in the Access Pipeline and Stonefell Terminal.

This excessive financial leverage – forecast to be over 5.0x net debt to EBITDA for year-end 2018, based on MEG’s public disclosure – significantly reduces MEG’s profitability and cash flow available for both future investments in the business and returns to Shareholders, increases MEG’s overall cost of capital, and leaves MEG highly vulnerable to oil price volatility.

In contrast, Shareholders who receive Share Consideration can expect higher dividends, stronger share price performance and higher total returns than standalone MEG can deliver today. This is due to significant financial advantages to Shareholders achieved through combining Husky and MEG, including:

•	A strong balance sheet

•	Expected investment-grade credit ratings

•	A lower cost of capital, supporting both greater investment flexibility and higher dividend payouts to shareholders

•	A stronger more stable cash flow profile supporting both growth investments and higher dividend payouts to shareholders

•

Opportunity to participate in Husky’s healthy dividend yield (currently 2.2% per annum) with expectations of higher future dividend payouts as free cash flow increases (including from synergies realized through combining Husky’s and MEG’s businesses and operations)

•	Better prospects for share price performance given the increased scale and enhanced financial profile of the combined company

Physical Integration, Expanded Market Access and High-Netback Offshore Operations Provide Stability in Funds From Operations

Export pipeline capacity has been one of the biggest issues facing the Canadian energy industry over the past few years. MEG’s limited market access leaves it highly exposed to discounted heavy oil prices, with just 30% of blend sales in the second quarter of 2018 sold at Gulf Coast pricing.

Combined Company will have >90% Downstream Coverage for Heavy Oil Production (End 2020F)	Combined Company’s Midstream and Downstream Network

Husky, through its pipeline network, firm transportation commitments and refineries in Canada and the U.S., has mitigated the effects of heavy oil differential through its Integrated Corridor business, effectively maximizing value for its barrels from the reservoir to the refinery rack and providing for more steady generation of funds from operations and protection from location and quality differentials. Importantly, the combined company will not be reliant on new pipeline capacity.

The combined company will have total Upstream production of more than 410,000 boe/day and Downstream refining and upgrading capacity of approximately 400,000 bbls/day as well as approximately 145,000 bbls/day of committed pipeline capacity to the U.S., increasing to 195,000 bbls/day in mid-2020.

Husky’s Offshore business, which includes fixed-price contracts in Asia and high-netback Atlantic production, provides for further stability in funds from operations.

Near-Term, Realizable Synergies

Husky anticipates realizing $200 million per year in near-term, realizable synergies through the combination, including:

•	$100 million per year of expected financial synergies, including debt refinancing with more favourable terms

•	$70 million per year of expected operational synergies, including additional margin capture through Husky’s midstream and Downstream infrastructure and transportation commitments

•	$30 million per year in other expected synergies, including reduction in combined corporate overhead and procurement savings

Longer-term synergies include optimization of the combined capital spending program, deployment of technologies across the combined organization, combining best practices and operating expertise across a much larger asset base, and future investments to enhance Downstream integration.

These benefits, and the associated value uplift, will accrue to Shareholders that receive Share Consideration through the combination.

Immediately Achieves and Exceeds MEG’s Announced 2020 Financial Targets

This transaction would immediately achieve and exceed MEG’s announced 2020 financial targets:

•

Optimize balance sheet: Expected 2019 net debt to EBITDA of <1.0 times, versus MEG target of 2-3x by 2020. MEG’s target is dependent on strong oil prices and favourable heavy oil differentials. The combined company is far less exposed to those risks.

•

Advance technologies: A combined company can invest in a larger portfolio of technologies that can be applied across a much larger asset base. Through increased financial flexibility, the combined company will have capital available to advance and accelerate these initiatives.

•	Enhance business sustainability: The combined company will have a lower earnings break-even price of $40/bbl US WTI, providing greater and more stable free cash flow.

•	Maximize revenue per barrel: Husky’s integrated operations and expanded market access results in greater value capture and reduced exposure to Western Canadian differential volatility.

•	Generate free cash flow: The combined company will have a stronger and more stable cash flow profile supporting both growth investments and higher dividend payouts to shareholders.

Significant Upside Through Stronger Combined Platform for Shareholder Value Creation

Despite having quality assets and demonstrated production growth, MEG has failed to deliver value to Shareholders.

MEG does not pay a dividend, and its total shareholder returns since the beginning of 2017 are negative 16% (-16%), during a period in which WTI oil price rose from $52 US per barrel to $73 US per barrel, a 40% increase. Since its 2010 initial public offering, MEG’s share price has decreased by 77% (-77%).

In contrast, Husky has a track record of delivering strong returns for shareholders. Since the start of 2017, Husky has total shareholder returns of 39%. In the second quarter 2018, Husky also announced a 67% increase in its quarterly dividend to $0.125 per Husky Share. Combining the two companies allows for improved dividend coverage, providing a basis for future dividend increases.

Total Shareholder Return Since July 2010 MEG Initial Public Offering Through September 28, 2018	Total Shareholder Return From January 2017 Through September 28, 2018

The combined company will continue to create value as one of the top three largest thermal bitumen producers in Canada as it continues to advance a portfolio of high quality, high-netback thermal projects. Additionally, it will have significant refining capacity, pipeline transportation, storage and logistical assets, which help to shield it from location and quality differentials.

Approved and Fully Financed

This proposed transaction has been unanimously approved by the Husky board of directors and is not subject to any due diligence, financing or Husky shareholder approval conditions.

Husky expects that the proposed transaction would be completed in the first quarter of 2019, subject to receipt of all necessary Regulatory Approvals.

6.	Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Common Shares. The effect of the Offer is to give all Shareholders the opportunity to receive for each Common Share (i) the Cash Consideration, which is $11.00 in cash or (ii) the Share Consideration, which is 0.485 of a Husky Share. Shareholders may choose to receive Cash Consideration for some of their Common Shares and Share Consideration for their remaining Common Shares, subject, in each case, to pro-ration as set out herein. Husky’s Offer delivers an immediate 44% premium to MEG’s 10-day volume-weighted average share price of $7.62 as of September 28, 2018, the last trading day prior to Husky announcing its intention to make the Offer, and a 37% premium over MEG’s closing price of $8.03 as of that date. The conditions of the Offer are described in Section 4 of the Offer to Purchase, “Conditions of the Offer”.

The Offer is open for acceptance from the date of the Offer until 5:00 p.m. (Toronto time) on January 16, 2019, or such earlier or later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror.

If the conditions of the Offer are satisfied or waived at the Expiry Time and the Offeror takes up and pays for the Common Shares validly deposited under the Offer, the Offeror intends to acquire any Common Shares not deposited under the Offer through a Compulsory Acquisition, if available, or to propose a Subsequent Acquisition Transaction, in each case for consideration per Common Share at least equal in value to and in the same form as the consideration paid by the Offeror per Common Share under the Offer (subject to the applicable pro-rationing procedures set out in Section 1, “The Offer” of the Offer to Purchase). The exact timing and details of any such transaction will depend upon a number of factors, including, without limitation, the number of Common Shares acquired pursuant to the Offer. Although the Offeror intends to propose either a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in the Offeror’s ability to effect such a transaction, information subsequently obtained by the Offeror, changes in general economic or market conditions or in the business of MEG or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, the Offeror reserves the right not to propose a Compulsory Acquisition or Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms other than as described in the Circular. See Section 14 of the Circular, “Acquisition of Common Shares Not Deposited”.

7.	Effects of the Offer

If the Offer is successful, the Offeror intends to effect certain changes with respect to the composition of the MEG Board to allow designees of the Offeror to become members of the MEG Board and to represent a majority of the MEG Board. The Offeror has not developed any specific proposals with respect to MEG or its operations, or any changes in its assets, business strategies, management or personnel following the acquisition of the Common Shares pursuant to the Offer. The Offeror believes there is strong cultural and professional compatibility between MEG’s and the Offeror’s respective employees and it is the Offeror’s intention to integrate both teams following its acquisition of MEG. The Offeror is considering how best to combine the operations of the Offeror and MEG following the successful completion of the Offer.

If permitted by applicable Law, the Offeror intends to cause MEG to apply to delist the Common Shares from the TSX as soon as practicable after completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction. In addition, if permitted by applicable Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause MEG to file an application to cease to be a reporting issuer under the securities Laws of each province and territory of Canada in which it has such status. See Section 18 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”.

If the Offer and a Compulsory Acquisition or a Subsequent Acquisition Transaction are successful:

(a)	the Offeror will own all of the equity interests in MEG and the Offeror will be entitled to all the benefits and risks of loss associated with such ownership;

(b)

current Shareholders will no longer have any interest in MEG or in MEG’s assets, book value or future earnings or growth and the Offeror will hold a 100% interest in such assets, book value, future earnings and growth;

(c)	the Offeror will have the right to elect all members of the MEG Board;

(d)

MEG will no longer be publicly traded and if MEG ceases to be a reporting issuer under applicable securities Laws of each province and territory of Canada, MEG will no longer file periodic reports (including, without limitation, financial information) with any Securities Regulatory Authorities; and

(e)	the Common Shares will no longer trade on the TSX or any other securities exchange.

If the Offeror takes up Common Shares under the Offer but is unable to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, then MEG will continue as a public company and the Offeror will evaluate its alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Common Shares in the open market, in privately negotiated transactions or pursuant to another take-

over bid or other transaction, and thereafter proposing an amalgamation, arrangement or other transaction which would result in our ownership of 100% of the Common Shares. Under such circumstances, an amalgamation, arrangement or other transaction would require the approval of at least 66 2⁄3% of the votes cast by the Shareholders, and might require approval of a majority of the votes cast by holders of Common Shares other than us and our affiliates. There is no certainty that under such circumstances any such transaction would be proposed or completed by us.

8.	Certain Other Information Regarding the Offeror

Authorized and Outstanding Share Capital

Husky’s authorized share capital is comprised of an unlimited number of Husky Shares and an unlimited number of preferred shares issuable in series.

As at September 30, 2018 there were issued and outstanding 1,005,121,738 Husky Shares and the following preferred shares: (i) 10,435,932 cumulative redeemable preferred shares, series 1; (ii) 1,564,068 cumulative redeemable preferred shares, series 2; (iii) 10,000,000 cumulative redeemable preferred shares, series 3; (iv) 8,000,000 cumulative redeemable preferred shares, series 5; and (v) 6,000,000 cumulative redeemable preferred shares, series 7. Further, as at September 30, 2018 19,992,286 stock options for the acquisition of Husky Shares were outstanding and 10,627,316 of those stock options were vested.

To the knowledge of the Offeror’s board of directors and executive officers of the Offeror, two Persons, being L.F. Investments S.à r.l and Hutchison Whampoa Europe Investments S.à r.l, beneficially own for their own account, or exercise control or direction over, securities carrying 10% or more of the voting rights attached to the Husky Shares.

The holders of Husky Shares are entitled to receive notice of and attend all meetings of shareholders, except meetings at which only holders of a specified class or series of shares are entitled to vote, and are entitled to one vote per Husky Share held. Holders of Husky Shares are also entitled to receive dividends as declared by the board of directors of Husky on the Husky Shares payable in whole or in part as a stock dividend in fully paid and non-assessable Husky Shares or by the payment of cash. Holders are also entitled to receive the remaining property of the Offeror upon dissolution in equal rank with the holders of all other Husky Shares.

If the board of directors of Husky declares a dividend on the Husky Shares payable in whole or in part as a stock dividend, unless otherwise determined by the board of directors in respect of a particular dividend, the value of the common shares for purposes of each stock dividend declared by the board of directors shall be deemed to be the volume weighted average trading price of the Husky Shares on the principal stock exchange on which the Husky Shares are traded, calculated by dividing the total value by the total volume of Husky Shares traded over the 5 trading day period immediately prior to the payment date of the dividend on the Husky Shares.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of Husky based on its unaudited consolidated financial statements as at June 30, 2018 (a) on an actual basis, and (b) as adjusted to take into account the acquisition by the Offeror of all outstanding Common Shares under the Offer. The financial information set out below should be read in conjunction with Husky’s unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2018 which are incorporated by reference herein as well as the unaudited pro forma consolidated balance sheet of Husky as at June 30, 2018 and the unaudited pro forma consolidated statement of comprehensive income of Husky for the six month period ended June 30, 2018, giving effect to the proposed acquisition of all outstanding Common Shares under the Offer, in the manner set forth therein, set forth at Appendix A hereto. Other than as set forth below, there have been no material changes to Husky’s share and loan capital since June 30, 2018.

	June 30, 2018
	Actual	As adjusted
	(unaudited) (in $ millions)
Cash and cash equivalents	2,583	2,147

Short-term debt	200	200
Long-term debt due within one year	394	410
Long-term debt	5,015	9,116

Total debt	5,609	9,726

Common shares	7,293	9,630
Preferred shares	874	874
Contributed surplus	2	2
Retained earnings	9,736	9,686
Accumulated other comprehensive income	895	895
Non-controlling interest	11	11

Total shareholders’ equity	18,811	21,098

Capitalization	24,420	30,824

Price Range and Trading Volume

The Husky Shares are listed for trading on the TSX under the symbol “HSE”.

The following table sets forth, for the periods indicated, the high and low trading prices in Canadian dollars and trading volumes of the Husky Shares on the TSX, as reported by the TSX.

	Price Range		Volume (in 000’s)
Period	High ($)	Low ($)
October 2017	16.81	15.40	17,368
November 2017	16.99	15.09	20,853
December 2017	17.83	15.29	19,500
January 2018	19.24	17.49	26,650
February 2018	18.33	16.05	24,087
March 2018	18.46	16.56	26,183
April 2018	19.94	17.31	26,165
May 2018	19.73	17.71	25,938
June 2018	21.02	18.45	22,401
July 2018	22.15	19.85	17,196
August 2018	22.43	21.10	20,124
September 2018	22.99	21.04	18,728
October 1, 2018	21.48	20.10	4,240

The closing price of the Husky Shares on the TSX on September 28, 2018, being the last trading day on the TSX prior to the public announcement by Husky of its intention to make the Offer, was $22.68.

Prior Sales

The following table summarizes the issuances of Husky Shares and securities convertible into Husky Shares in the 12 month period prior to the date hereof. Other than as summarized in the below table, Husky has not issued any Husky Shares or securities convertible into Husky Shares in the above-mentioned period of time:

Date	Type of Security Issued	Number of Securities Issued	Issuance / Exercise Price per Security ($)
April 3, 2018	Common Shares	700	$15.67
August 13, 2018	Common Shares	386	$15.67
August 21, 2018	Common Shares	640	$15.67
August 15, 2017	Options	144,210	$14.61
November 15, 2017	Options	69,500	$16.64
December 19, 2017	Options	55,600	$16.47
March 9, 2018	Options	5,153,660	$17.05
May 15, 2018	Options	18,000	$18.42
August 15, 2018	Options	209,950	$21.87

9.	Source of Funds

The Offeror’s obligation to purchase the Common Shares deposited under the Offer is not subject to any financing condition.

The maximum amount of cash payable under the Offer will be $1 billion. The Offeror will finance the cash payable under the Offer through cash on hand available to Husky or through Husky’s revolving syndicated credit facilities. Husky’s revolving syndicated credit facilities are provided by a syndicate of financial institutions. As of June 30, 2018, Husky had over $2.5 billion of cash and cash equivalents. The maturity dates for Husky’s revolving syndicated credit facilities, which are committed facilities with $3.8 billion available to be drawn on are March 9, 2020 and June 19, 2022, respectively. Husky plans to repay any drawdowns under the revolving syndicated credit facilities made in connection with the Offer by using funds generated from additional long-term financing or cash generated from its operations. No plans or arrangements to repay any drawdowns under the credit facilities made in connection with the Offer have been made as of the date of the Circular. The undrawn portion of the credit facilities remain available for general corporate purposes until the maturity date of the applicable facility. Conditions to drawdown of the credit facilities include, among others, bring-down of customary representations and warranties and no existing default or event of default. The revolving syndicated credit facilities are on customary commercial terms.

10.	Ownership and Trading in Securities of MEG

Neither the Offeror nor any director or officer of the Offeror (together, the “Offeror Group”), beneficially owns, directly or indirectly, or exercises control or direction over any Common Shares, Convertible Securities or any other securities of MEG.

Other than as set forth herein, to the knowledge of the Offeror, after reasonable enquiry, no Common Shares, Convertible Securities or other securities of MEG are beneficially owned, directly or indirectly, nor is control or direction exercised over any such securities, by any insider of the Offeror (other than directors or officers of the Offeror) or any associate or affiliate of any insider of the Offeror (together, the “Extended Offeror Group”) or any party acting jointly or in concert with the Offeror. The Senior Vice President, Business Development of Husky Oil Operations Limited, a subsidiary of the Offeror, holds 175 Common Shares and the spouse of the Senior Vice President, Human & Corporate Resources of Husky Oil Operations Limited holds 1,500 Common Shares.

No member of the Offeror Group or, to the knowledge of the Offeror after reasonable enquiry, any member of the Extended Offeror Group or any party acting jointly or in concert with the Offeror, has traded in any securities of MEG during the six months preceding the date hereof.

11.	Commitments to Acquire Securities of MEG

None of the Offeror nor, to the knowledge of the Offeror, after reasonable enquiry, any of its directors or officers, any associate or affiliate of an insider of the Offeror, any insider of the Offeror other than a director or officer of the Offeror or any person acting jointly or in concert with the Offeror, has entered into any agreements, commitments or understandings to acquire any securities of MEG.

12.	Treatment of MEG Options and Other MEG Incentive Awards

The Offer is made only for Common Shares and is not made for any Convertible Securities (including MEG Options, MEG Treasury-Settled RSUs and MEG Treasury-Settled PSUs). Holders of Convertible Securities who wish to accept the Offer must, to the extent permitted by the terms of the security and applicable Law, exercise, exchange or convert the Convertible Securities in order to obtain Certificate(s) representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will have Certificate(s) representing the Common Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”. Other than the Convertible Securities, it is the Offeror’s understanding that there are no outstanding securities of MEG that are exercisable, exchangeable for or convertible into Common Shares. If any holder of Convertible Securities does not exercise, exchange or convert his or her Convertible Securities and deposit any resulting Common Shares under the Offer prior to the Expiry Time, such Convertible Securities may be replaced with similar securities of the Offeror or may expire or be terminated, as the case may be, following the Expiry Time in accordance with their respective terms and conditions.

The tax consequences to holders of Convertible Securities of exercising, exchanging or converting such Convertible Securities are not described in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations” or Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”. Holders of Convertible Securities are urged to consult their tax advisors regarding the potential tax consequences to them in connection with the decision whether to exercise such Convertible Securities.

13.	Other Material Facts

The Offeror does not have knowledge of any material fact concerning the securities of MEG that has not been generally disclosed by MEG, or any other matter that is not disclosed in the Circular and that has not previously been generally disclosed, and that would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

14.	Acquisition of Common Shares Not Deposited

If sufficient Common Shares are deposited under the Offer, the Offeror intends to acquire the remaining Common Shares pursuant to the right of Compulsory Acquisition provided in the ABCA. If the Offeror acquires less than 90% of the Common Shares subject to the Offer, or the right of Compulsory Acquisition is not available for any reason, or the Offeror chooses not to avail itself of such statutory right, the Offeror may, at its option, pursue other means of acquiring the remaining Common Shares not deposited under the Offer pursuant to a Subsequent Acquisition Transaction. The Offer is conditional upon, among other things, the Statutory Minimum Condition and the Minimum Tender Condition being satisfied. These and other conditions of the Offer are described in Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is the shorter, the Offeror takes up and pays for 90% or more of the outstanding Common Shares under the Offer, other than Common Shares held at the date of the Offer by or on behalf of the Offeror, or an affiliate or associate of the Offeror (as those terms are defined in the ABCA), then the Offeror intends to acquire the remainder of the Common Shares by way of a compulsory acquisition pursuant to Part 16 of the ABCA (a “Compulsory Acquisition”) for consideration per Common Share not less than, and in the same form as, the Offer consideration, subject to pro-rationing.

To exercise its statutory right of Compulsory Acquisition, the Offeror must send a notice (the “Offeror’s Notice”) to each Shareholder who did not accept the Offer (and each Person who subsequently acquires any such Common Shares) (in each case, a “Non-Tendering Offeree”) of such proposed acquisition within 60 days after the date of the termination of the Offer and in any event within 180 days after the date of the Offer. Within 20 days after the Offeror sends the Offeror’s Notice, the Offeror must pay or transfer to MEG the consideration the Offeror would have to pay or transfer to the Non-Tendering Offerees if they had elected to accept the Offer, to be held in trust for the Non-Tendering Offerees. In accordance with subsection 196(l) of the ABCA, within 20 days after receipt of the Offeror’s Notice, each Non-Tendering Offeree must send the Certificate(s) representing the Common Shares held by such Non-Tendering Offeree to MEG and must elect either to transfer such Common Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such Common Shares held by such holder by so notifying the Offeror within 20 days after the Non-Tendering Offeree receives the Offeror’s Notice. A Non-Tendering Offeree who does not, within 20 days after the Non-Tendering Offeree received the Offeror’s Notice, notify the Offeror that the Non-Tendering Offeree is electing to demand payment of the fair value of the Non-Tendering Offeree’s Common Shares is deemed to have elected to transfer such Common Shares to the Offeror on the same terms that the Offeror acquired Common Shares from the Shareholders who accepted the Offer. If a Non-Tendering Offeree has elected to demand payment of the fair value of such Common Shares, the Offeror may apply to the Court to hear an application to fix the fair value of such Common Shares of such Non-Tendering Offeree. If the Offeror fails to apply to the Court within 20 days after it made the payment or transferred the consideration to MEG referred to above, the Non-Tendering Offeree may then apply to the Court within a further period of 20 days to have the Court fix the fair value. If there is no such application made by the Non-Tendering Offeree within such period, the Non-Tendering Offeree will be deemed to have elected to transfer such Common Shares to the Offeror on the terms that the Offeror acquired Common Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the Common Shares could be less or more than the amount paid pursuant to the Offer.

As of the date of this Circular, it is the Offeror’s current intention that, in the event that the Offeror completes a Compulsory Acquisition, the Offeror will effect an amalgamation of MEG and a direct subsidiary of the Offeror following the Compulsory Acquisition. However, the Offeror may determine at its sole discretion not to amalgamate MEG with its subsidiary.

If all of the requirements of Part 16 of the ABCA are first fulfilled after the Expiry Time or within 120 days after the date of the Offer, whichever is earlier, the Offeror may apply to a court having jurisdiction for an extension of such period pursuant to Section 205 of the ABCA.

The foregoing is a summary only of the right of Compulsory Acquisition which may become available to the Offeror and the dissent rights that may be available to a Non-Tendering Offeree, and is qualified by its entirety by the provisions of Part 16 of the ABCA. The provisions of Part 16 of the ABCA are complex and may require strict adherence to notice and timing provisions, failing which a Non-Tendering Offeree’s rights may be lost or altered. Shareholders should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about the provisions of the ABCA should consult their legal advisors.

See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”, for a discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transaction

If the Offeror acquires less than 90% of the Common Shares under the Offer, the right of Compulsory Acquisition described above is not available for any reason, or the Offeror chooses not to avail itself of such statutory right, the Offeror intends to pursue other means of acquiring the remaining Common Shares not deposited under the Offer, including, without limitation, causing one or more special meetings to be called of the then Shareholders to consider an amalgamation, statutory arrangement, capital reorganization, amendment to its articles, consolidation or other transaction involving the Offeror and/or an affiliate of the Offeror and MEG and/or the Shareholders for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of the Offeror (a “Subsequent Acquisition Transaction”). If the Offeror were to proceed with a Subsequent Acquisition Transaction, it is the Offeror’s current intention that the consideration to be paid to Shareholders pursuant to any such Subsequent Acquisition Transaction would be equal in amount to and in the same form as that payable under the Offer.

The timing and details of a Subsequent Acquisition Transaction, if any, will necessarily depend on a variety of factors, including, without limitation, the number of Common Shares acquired pursuant to the Offer. If after taking up Common Shares under the Offer the Offeror owns more than 66 2⁄3% of the outstanding Common Shares and sufficient votes can be cast by “minority” holders to constitute a majority of the “minority” pursuant to MI 61-101, as discussed below, the Offeror should own sufficient Common Shares to be able to effect a Subsequent Acquisition Transaction. There can be no assurances that the Offeror will pursue a Compulsory Acquisition or Subsequent Acquisition Transaction.

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a holder of Common Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Common Shares will be a “business combination” under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption under MI 61-101, the “related party transaction” provisions therein do not apply to such transaction. Following completion of the Offer, the Offeror may be a “related party” of MEG for the purposes of MI 61-101, although the Offeror expects that any Subsequent Acquisition Transaction would be a “business combination” for purposes of MI 61-101 and that therefore the “related party transaction” provisions of MI 61-101 would not apply to the Subsequent Acquisition Transaction. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or an exemption under MI 61-101, such that the “related party transaction” provisions of MI 61-101 would not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting MEG and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the date of expiry of a formal take-over bid where the consideration per security under the business combination is at least equal in value to and is in the same form as the consideration that depositing security holders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents. The Offeror has provided such disclosure and currently expects that these exemptions will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the ABCA and MEG’s constating documents may require the approval of at least 66 2⁄3% of the votes cast by holders of the outstanding Common Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination (such as a Subsequent Acquisition Transaction), the approval of a majority of the votes cast by “minority” shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities. If, however, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority Shareholders.

In relation to the Offer and any subsequent business combination, the “minority” Shareholders will be, unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities, all Shareholders other than (i) the Offeror (other than in respect of Common Shares acquired pursuant to the Offer as described below), (ii) any “interested party” (within the meaning of MI 61-101), (iii) certain “related parties” of the Offeror or of any other “interested party” (in each case within the meaning of MI 61-101) including any director or senior officer of the Offeror, affiliate or insider of the Offeror or any of their directors or senior officers, and (iv) any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that the Offeror may treat Common Shares acquired under the Offer as “minority” shares and to vote them, or to consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed not later than 120 days after the Expiry Time; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; and (c) the Shareholder who tendered such Common Shares to the Offer was not (i) a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Common Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Common Shares. The Offeror currently intends that the consideration offered for Common Shares under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration paid to Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, the Offeror intends to cause Common Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction. See Section 10 of the Circular, “Ownership and Trading in Securities of MEG”.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Common Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such Non-Tendering Offeree for its Common Shares. The fair value so determined could be more or less than the amount paid per Common Share pursuant to such transaction or pursuant to the Offer. The exact terms and procedures of the rights of dissent available to Shareholders will depend on the structure of the Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Shareholders in connection with the Subsequent Acquisition Transaction.

Whether or not a Subsequent Acquisition Transaction will be proposed, and the details of any such Subsequent Acquisition Transaction, including, without limitation, the timing of its implementation and the consideration to be received by the minority Shareholders, will necessarily be subject to a number of considerations, including, without limitation, the number of Common Shares acquired pursuant to the Offer. Although the Offeror may propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in the Offeror’s ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of MEG, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. The Offeror expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Common Shares in accordance with applicable Law, including, without limitation, a Subsequent Acquisition Transaction on terms not described in this Circular.

As of the date of this Circular, it is the Offeror’s current intention that, in the event that the Offeror pursues a Subsequent Acquisition Transaction, any Subsequent Acquisition Transaction it proposes will include an amalgamation of MEG and a direct subsidiary of the Offeror. However, the Offeror may determine at its sole discretion not to amalgamate MEG with its subsidiary.

If the Offeror is unable to, or determines at its option not to, effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from MEG. Subject to applicable Law, any additional purchases of Common Shares could be at a price greater than, equal to, or less than the price to be paid for Common Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Common Shares, or, subject to applicable Law, may either sell or otherwise dispose of any or all Common Shares acquired under the Offer, on terms and at prices then determined by the Offeror, which may vary from the price paid for Common Shares under the Offer. See Section 12 of the Offer to Purchase, “Market Purchases and Sales of Common Shares”.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders should consult their legal advisors for a determination of their legal rights and the tax consequences to them, having regard to their own particular circumstances with respect to a Subsequent Acquisition Transaction.

Legal Matters

Shareholders should consult their respective legal advisors for a determination of their respective legal rights with respect to any transaction that may constitute a business combination.

15.	Agreements, Commitments or Understandings

There are (i) no agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or officers of MEG, including for any payment or other benefit proposed to be made or given by way of compensation for loss of office or their remaining in or retiring from office if the Offer is successful, and (ii) no agreements, commitments or understandings made or proposed to be made between the Offeror and any security holder of MEG relating to the Offer.

There are no agreements, commitments or understandings between the Offeror and MEG relating to the Offer and the Offeror is not aware of any agreement, commitment or understanding that could affect control of MEG.

16.	Regulatory Matters

Except as discussed below, to the knowledge of the Offeror no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of the Offeror for the consummation of the transactions contemplated by the Offer, except for such authorizations, consents, approvals and filings the failure to obtain or make which would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by the Offer. In the event that the Offeror becomes aware of other requirements, it will make reasonable commercial efforts to satisfy such requirements at or prior to the Expiry Time, as such time may be extended.

Foreign Investment Laws

Based upon an examination of publicly available information relating to the business of MEG, the Offeror does not expect the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, as applicable, to give rise to material foreign investment law concerns in any jurisdiction. However, the Offeror cannot be assured that no such concerns will arise.

Investment Canada Act

Under Part IV of the Investment Canada Act, certain transactions involving the “acquisition of control” of a Canadian business by a non-Canadian are subject to review and cannot be implemented unless the responsible Minister or Ministers under the Investment Canada Act are satisfied or deemed to be satisfied that the transaction is likely to be of “net benefit” to Canada. Such a transaction is referred to herein as a “reviewable transaction.” Under the Investment Canada Act there is an initial 45 day review period (during which the reviewable transaction cannot be completed) which may unilaterally be extended by the responsible Minister or Ministers for an additional 30 days, after which the responsible Minister or Ministers and the investor may agree to further extensions.

In determining whether to issue a net benefit ruling, the Minister is required to consider, among other things, the application for review and any written undertakings offered by the non-Canadian investor to Her Majesty In Right of Canada. The prescribed factors that the Minister must consider when determining whether to issue a net benefit ruling include, among other things, the effect of the investment on economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), on participation by Canadians in the acquired business, on productivity, industrial efficiency, technological development, product innovation, product variety and competition in Canada, and the compatibility of the investment with national and provincial industrial, economic and cultural policies, as well as the contribution of the investment to Canada’s ability to compete in world markets.

If, following the review, the Minister is not satisfied or deemed to be satisfied that the reviewable transaction is likely to be of net benefit to Canada, the Minister is required to send a notice to that effect to the non-Canadian investor, advising the non-Canadian investor of its right to make further representations and submit (additional) undertakings within 30 days from the date of such notice or any further period that may be agreed to by the non-Canadian investor and the Minister. Within a reasonable period of time after receiving any such additional representations and proposed written undertakings, the Minister must send a notice to the non-Canadian investor stating either that the Minister is satisfied that the investment is likely to be of net benefit to Canada, in which case the transaction may be completed, or confirming that the Minister is not satisfied that the investment is likely to be of net benefit to Canada, in which case the completion of the transaction is prohibited.

In addition, under Part IV.1 of the Investment Canada Act, certain investments by non-Canadians, including reviewable transactions, can be made subject to review on grounds that the investment could be injurious to national security. Specifically, in the case of a reviewable transaction, a non-Canadian investor cannot complete its investment where it has received, within the prescribed period, notice from the Minister that the investment may be or will be subject to review by the Governor in Council on grounds that the investment could or would be injurious to national security. Where such a notice has been received, a non-Canadian investor cannot complete its investment until either it has received: (i) a notice from the Minister stating that no order for a review will be made; (ii) a notice from the Minister that an order for a national security review of the transaction has been made and stating that no further action will be taken; or (iii) after an order for a national security review has been made and the review has been completed, a notice by the Governor in Council authorizing the transaction to proceed, with or without conditions and subject to any written undertakings provided to Her Majesty In Right of Canada. In the case of a reviewable transaction, a national security review can be required at any time from when the Minister first becomes aware of the investment up to 45 days after an application for review has been submitted (plus an additional 5 days for a notice to be transmitted). Where a national security review is ordered, the statutory time period for a net benefit determination is suspended until the national security review has been completed.

The transactions contemplated by the Offer constitute a reviewable transaction under the Investment Canada Act and therefore the Offeror will file its application for review under the Investment Canada Act. The Offeror does not intend to take up or pay for Common Shares deposited pursuant to the Offer unless, at the Expiry Time, the net benefit ruling under the Investment Canada Act in respect of the purchase of the Common Shares by the Offeror has been obtained or deemed to have been obtained without any condition or with conditions that are acceptable to the Offeror, in its reasonable judgment, and there is no order in effect and no notice given to the Offeror under the Investment Canada Act that would have the effect of prohibiting the completion of the purchase of the Common Shares by the Offeror and any order issued under the Investment Canada Act in respect of the purchase of the Common Shares by the Offeror, if any, shall have been issued without any condition or with conditions that are acceptable to the Offeror, in its reasonable judgment. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that Investment Canada Act Approval is obtained. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Competition Laws

Based upon an examination of publicly available information relating to the business of MEG, the Offeror does not expect the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, as applicable, to give rise to material competition/anti-trust concerns in any jurisdiction. However, the Offeror cannot be assured that no such concerns will arise.

Competition Act

Part IX of the Competition Act requires that the parties to certain classes of transactions provide prescribed information to the Commissioner where the applicable thresholds set out in Sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”).

Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting period has expired or been waived or terminated early by the Commissioner. If a proposed transaction is an unsolicited offer to acquire the shares of a corporation and the Commissioner receives the offeror’s Notification, the Commissioner is required under subsection 114(3) of the Competition Act to immediately notify the corporation whose shares the offeror proposes to acquire that the Commissioner has received the offeror’s Notification, and such corporation must supply its Notification within 10 days thereafter.

The waiting period is 30 days after the day on which the parties to the transaction submit their respective Notifications, except in the case of an unsolicited offer where, pursuant to subsection 123(3) of the Competition Act, the period begins on the date on which the offeror submits its Notification. The parties are, or the offeror in an unsolicited offer is, entitled to complete the Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties (or the offeror in an unsolicited offer), pursuant to subsection 114(2) of the Competition Act, that they require additional information that is relevant to the Commissioner’s assessment of the transaction (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time. In the case of an unsolicited offer, the 30-day period following compliance with the Supplementary Information Request begins on the day after the offeror’s compliance with the Supplementary Information Request.

The parties to a transaction are legally entitled to complete their transaction: (a) upon expiry of the applicable statutory waiting period; (b) upon the Commissioner’s issuance of an advance ruling certificate pursuant to Section 102 of the Competition Act (an “ARC”); or (c) upon the Commissioner’s issuance of a letter indicating that they do not, at that time, intend to challenge the transaction by making an application to the Competition Tribunal under Section 92 of the Competition Act while reserving the Commissioner’s statutory right to challenge the transaction before the Competition Tribunal at any time within one year of the transaction being completed (a “No-Action Letter”) together with either (i) expiry of the applicable statutory waiting period; or (ii) waiver of the Notification requirement and, accordingly, the applicable waiting period.

At any time before a “merger” (as such term is defined under the Competition Act) is completed, even where the Commissioner has been notified under subsection 114(1) of the Competition Act and the applicable waiting period has expired, the Commissioner may apply to the Competition Tribunal for an interim order under subsection 100(1) of the Competition Act forbidding any person named in the application from doing any act or thing where it appears to the Competition Tribunal that such act or thing may constitute or be directed toward the completion or implementation of a proposed merger. The Competition Tribunal may issue such order for up to 30 days where (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1)(b) of the Competition Act and that, in the Commissioner’s opinion, more time is required to complete the inquiry, and

(b) the Competition Tribunal finds that, in the absence of an interim order, a party to the proposed merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed merger on competition under Section 92 of the Competition Act because that action would be difficult to reverse. The duration of such interim order may be extended for a period of up to an additional 30 days where the Competition Tribunal finds, on application made by the Commissioner that the Commissioner is unable to complete the inquiry within the period specified in the order because of circumstances beyond the control of the Commissioner.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under Section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Commissioner did not issue an ARC in respect of the merger, or, if the Commissioner did issue an ARC in respect of the merger, provided that (a) the merger was completed within one year from when the ARC was issued and (b) the grounds upon which the Commissioner intends to apply to the Competition Tribunal for a remedial order are not the same or substantially the same as the information on the basis of which the ARC was issued. On application by the Commissioner under Section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of assets or shares involved in such merger; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may order a person to take any other action. The Competition Tribunal is prohibited from issuing a remedial order where it finds that the merger or proposed merger has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made.

The transactions contemplated by the Offer constitute a Notifiable Transaction and also constitute a “merger” under the Competition Act. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that Competition Act Approval is obtained. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Transportation Act

Subsection 53.1(1) of the Transportation Act provides that every person who is required to notify the Commissioner under subsection 114(1) of the Competition Act of a proposed transaction that involves a transportation undertaking shall, at the same time as the Commissioner is notified and, in any event, not later than the date by which the person is required to notify the Commissioner, give notice of the proposed transaction to the Transport Minister. Transactions that are subject to notification under the Transportation Act cannot be completed until the requirements noted below have been satisfied.

Under the Transportation Act, the Transport Minister is required to inform the parties within 42 days of the receipt of the parties’ notification whether, in the Transport Minister’s opinion, the transactions raise issues with respect to the public interest as it relates to national transportation. At any time during or at the end of the 42-day period, the Transport Minister may notify the parties that the transactions do not raise issues with respect to the public interest as it relates to national transportation, in which case the consummation of the transactions would no longer be prohibited under the Transportation Act. Alternatively, if the Transport Minister determines that the proposed transactions raise issues with respect to the public interest as it relates to national transportation, the parties cannot complete the proposed transactions until they are approved by the Governor in Council. If this approval is required, the Transport Minister will direct the Canada Transportation Agency or another person to examine the public interest issues and to report to the Transport Minister within 150 days (or within any longer period that the Transport Minister allows); within this same period, the Commissioner of Competition must report to the Transport Minister and the parties to the transaction on any concerns regarding potential prevention or lessening of competition that may occur as a result of the transaction. The Transport Minister will then make a recommendation to the Governor in Council as to whether to approve the proposed transaction. The Governor in Council has the authority to approve the transaction either conditionally or unconditionally.

The Offeror is filing a notice with the Transport Minister in respect of the transactions contemplated by the Offer out of an abundance of caution. The Offeror does not anticipate any issues in receiving Transportation Act Approval. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that Transportation Act Approval is obtained. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

HSR Approval

Under the HSR Act, the Offer cannot be completed until the Offeror files a notification and report form with the U.S. Federal Trade Commission (“FTC”) and the Antitrust Division of the Department of Justice (“DOJ”) under the HSR Act and the applicable waiting period has expired or been terminated. The Offer may not be completed until the expiration of a 30 calendar day waiting period following the Offeror’s filing of its HSR Act notification form, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be extended if either (a) the acquiring person voluntarily withdraws and re-files to allow a second 30-day waiting period, and/or (b) the reviewing agency issues a formal request for additional information and documentary material (a “Second Request”). If during the initial waiting period, either the FTC or the DOJ issues a Second Request, the waiting period with respect to the acquisition of the Common Shares under the Offer would be extended until 30 calendar days following the date of substantial compliance by the Offeror with that Second Request, unless the FTC or the DOJ terminates the additional waiting period before its expiration. MEG will be required to make an HSR filing and may also receive a Second Request. Under the HSR Act, MEG is obligated to make an HSR filing within 15 calendar days after the Offeror has made its HSR filing and if MEG receives a Second Request, MEG is obligated to comply within a reasonable waiting time, but in each event the waiting period is not affected. If the last day of any waiting period falls on a weekend or on a U.S. legal holiday, the waiting period is extended to the next business day.

The Offeror is entitled under the HSR Act to complete the Offer at the end of the waiting period provided that the DOJ or the FTC has not taken action that results in a court order stopping completion of the Offer. The expiration of the waiting period does not bar the FTC or the DOJ from subsequently challenging the Offer.

The Offeror will file its HSR Act notification forms with the FTC and the Antitrust Division of the DOJ. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that HSR Approval is obtained. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that HSR Approval is obtained. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Other Regulatory Approvals

Based upon its review of the public disclosure of MEG, to the knowledge of the Offeror, there are no other material regulatory approvals that would likely impede the completion of the Offer.

17.	Shareholder Rights Plan

The following is a summary of certain material provisions of the Shareholder Rights Plan. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Shareholder Rights Plan, which has been filed and is available on SEDAR under MEG’s profile at www.sedar.com.

Effective Date

MEG and the SRP Rights Agent entered into the Shareholder Rights Plan dated as of May 25, 2017, amending and restating the amended and restated shareholder rights plan agreement dated as of May 1, 2014. The continuation of the Shareholder Rights Plan, with certain amendments thereto, was most recently approved and confirmed at the annual and special meeting of Shareholders held on May 25, 2017.

Issue of Rights

Pursuant to the Shareholder Rights Plan, one SRP Right was issued and attached to each Common Share outstanding and one SRP Right has been, and will be, issued and attach to each Common Share subsequently issued.

Separation Time/Ability to Exercise Rights

The SRP Rights are not exercisable, and are not separable from the Common Shares in connection with which they were issued, until the “Separation Time”, being the close of business on the 10th trading day after the earlier of:

(a)	the first date of public announcement by MEG or Acquiring Person of facts indicating that a person has become an Acquiring Person (the “Share Acquisition Date”);

(b)

the date of the commencement of or first public announcement of the intent of any person (other than MEG or any subsidiary of MEG) to commence a Take-over Bid (as defined in the Shareholder Rights Plan) (other than a Permitted Bid or a Competing Permitted Bid); or

(c)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be a Permitted Bid or Competing Permitted Bid;

or such later time as may be determined by the MEG Board.

A Person is an “Acquiring Person” for the purposes of the Shareholder Rights Plan if it acquires beneficial ownership (as defined in the Shareholder Rights Plan) of 20% or more of the outstanding Common Shares, with certain exceptions as set forth in the Shareholder Rights Plan.

Rights Exercise Privilege

The Shareholders Rights Plan provides that upon the occurrence of a Flip-in Event (being any transaction pursuant to which a person becomes an Acquiring Person prior to the Expiration Time (as defined in the Shareholder Rights Plan) of the Shareholder Rights Plan), and subject to certain limitations in the Shareholders Rights Plan, as to which the MEG Board has not waived the application of the Shareholder Rights Plan, each SRP Right held by:

(a)

an Acquiring Person (or any of its associates, affiliates or joint actors) on or after the earlier of the Separation Time or the first date of public announcement that an Acquiring Person has become such, shall become null and void; and

(b)

any other Shareholder shall entitle the holder thereof to purchase from MEG, upon exercise thereof in accordance with the terms of the Shareholder Rights Plan, that number of Common Shares having an aggregate Market Price (as defined in the Shareholder Rights Plan) on the date of consummation or occurrence of such Flip-in Event, and from and after the Separation Time, twice the amount of the product of three times the Market Price as at the Separation Time (the “SRP Exercise Price”) for an amount of cash equal to the SRP Exercise Price (such right to be adjusted in accordance with the Shareholder Rights Plan).

The Shareholder Rights Plan does not apply to certain types of transactions, including, without limitation, Permitted Bids. A “Permitted Bid” is a Take-over Bid made by a person by means of a Take-over Bid circular that meets certain requirements, including that the bid must:

(a)	be made to all holders of record of Voting Shares;

(b)	remain open for acceptance for at least 105 days from the date of the bid or such shorter period that a take-over bid (which is not exempt from the general take-over bid requirements of Applicable

Securities Laws (as defined in the Shareholder Rights Plan), including, for greater certainty, NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to Applicable Securities Laws;

(c)	be subject to a minimum tender condition of more than 50% of the Voting Shares held by Independent Shareholders (as defined in the Shareholder Rights Plan);

(d)

contain a provision that unless the bid is withdrawn, Voting Shares may be deposited pursuant to such bid at any time during the period of time between the date of the bid and the date on which Voting Shares may be taken up and paid for and that any Voting Shares deposited pursuant to the bid may be withdrawn until taken up and paid for; and

(e)

provide that the bid will be extended for at least 10 days if more than 50% of the Voting Shares held by Independent Shareholders are deposited to the bid (and the Offeror shall make a public announcement of that fact), provided always that a Permitted Bid will cease to be a Permitted Bid at any time when such bid ceases to meet any of the provisions of the definition of Permitted Bid and provided that, at such time, any acquisition of Voting Shares made pursuant to such Permitted Bid, including any acquisition of Voting Shares theretofore made, will cease to be a Permitted Bid Acquisition (as defined in the Shareholder Rights Plan).

A competing Take-over Bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date as the Permitted Bid that is outstanding (subject to the minimum period of days such Take-over Bid must remain open pursuant to Applicable Securities Laws), will be considered to be a “Competing Permitted Bid” for the purposes of the Shareholder Rights Plan, provided that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such bid ceases to meet any of the provisions of the definition of Competing Permitted Bid and provided that, at such time, any acquisition of Common Shares made pursuant to such Competing Permitted Bid, including any acquisitions of Common Shares theretofore made, will cease to be a Permitted Bid Acquisition (as defined in the Shareholder Rights Plan).

Certificates and Transferability

Before the earlier of the Separation Time and the Expiration Time, the SRP Rights have been, and will be evidenced by a legend imprinted on Common Share certificates representing Common Shares issued after the effective date of the amended and restated rights plan dated May 1, 2014. Although SRP Rights attached to Common Shares outstanding on the effective date of the amended and restated rights plan dated May 1, 2014, certificates representing Common Shares issued before the effective date of the amended and restated rights plan dated May 1, 2014 do not bear the legend.

From and after the Separation Time, SRP Rights will be evidenced by separate certificates. Before the Separation Time, Rights will trade together with, and will not be transferable separately from, the Common Shares in connection with which they were issued. From and after the Separation Time, SRP Rights will be transferable separately from the Common Shares in accordance with the Shareholder Rights Plan.

Waiver

The MEG Board acting in good faith may, until the occurrence of a Flip-in Event, determine to waive the application of the Shareholder Rights Plan provided that the Flip-in Event would occur by reason of a Take-Over Bid made by way of take-over bid circular sent to all holders of Voting Shares. Any such waiver of the Shareholder Rights Plan’s application in respect of a particular Take-over Bid will constitute a waiver of the Shareholder Rights Plan in respect of any other formal Take-over Bid made while the initial bid is outstanding.

The MEG Board may also waive the application of the Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding Common Shares within 14 days or such other date as the MEG Board may determine. With the consent of the Shareholders or of the holders of SRP Rights, as the case may be, the MEG Board may waive the application of the Shareholder Rights Plan to any other Flip-in Event prior to its occurrence.

Redemption

SRP Rights are deemed to be redeemed following completion of a Permitted Bid (including a Competing Permitted Bid) or any other Take-over Bid in respect of which the MEG Board has waived the Shareholder Rights Plan’s application.

With Shareholder approval, the MEG Board may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.00001 per SRP Right. In certain circumstances, the approval of holders of SRP Rights may also be required in respect of a redemption.

Exemptions for Investment Advisors, etc.

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies), administrators or trustees of registered pension plans or funds and agents or agencies of the Crown, which acquire more than 20% of the outstanding Common Shares, are effectively exempted (through the definition of “beneficial ownership” under the Shareholder Rights Plan) from triggering a Flip-in Event provided that they are not in fact making, either alone or jointly or in concert with any other person, a Take-over Bid.

Amendments

The MEG Board is authorized to make amendments to the Shareholder Rights Plan to correct any clerical or typographical error, or to maintain the validity of the Shareholder Rights Plan as a result of changes in law or regulation. Other amendments or supplements to the Shareholder Rights Plan may be made with the prior approval of Shareholders.

18.	Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer

The purchase of Common Shares by the Offeror under the Offer will reduce the number of Common Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of Common Shares acquired by the Offeror, could materially adversely affect the liquidity and market value of any remaining Common Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Common Shares from the TSX. Depending on the number of Common Shares purchased by the Offeror under the Offer or otherwise, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Common Shares. If the Offeror proceeds with a Compulsory Acquisition or a Subsequent Acquisition Transaction, the Offeror intends to cause MEG to apply to delist the Common Shares from the TSX as soon as practicable after completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction. If the Common Shares are delisted from the TSX, the extent of the public market for the Common Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held at such time, the interest in maintaining a market in Common Shares on the part of securities firms, whether MEG remains subject to public reporting requirements in Canada and other factors.

If permitted by applicable Law, subsequent to the successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause MEG to cease to be a reporting issuer under applicable Canadian securities Laws.

The Common Shares are not currently registered under the U.S. Exchange Act or listed or quoted on a stock exchange in the United States.

19.	Certain Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Common Shares who disposes of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction and who, at all relevant times, for the purposes of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Tax Act”), (1) deals at arm’s length with MEG and the Offeror; (2) is not affiliated with MEG or the Offeror; and (3) holds the Common Shares and will hold any Husky Shares acquired pursuant to the Offer as capital property (a “Holder”). Generally, the Common Shares and Husky Shares will be considered to be capital property to a Holder for purposes of the Tax Act provided the Holder does not hold those Common Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary does not address all issues relevant to Shareholders who acquired their Common Shares on the exercise, exchange or conversion of a Convertible Security. In addition, this summary assumes that any person that held or holds at any time Convertible Securities or other rights to acquire Common Shares will have exercised, exchanged or converted such Convertible Securities or otherwise exercised such rights to receive Common Shares and this summary does not address the tax consequences of such exercise, exchange or conversion. This summary does not otherwise address persons who hold Convertible Securities or such other rights and such persons should consult their own tax advisors with respect to the Canadian income tax consequences to them of the expiry, exercise or conversion of, the continued holding of, replacement or disposition of, after the Expiry Time, such Convertible Securities or other rights, as applicable, and of the acquisition, holding and disposing of Common Shares or any other securities in respect thereof, which may differ materially from the discussion provided in this summary.

This summary is based on the current provisions of the Tax Act and on the Offeror’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice, whether by legislative, administrative or judicial action, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those described herein.

This summary is based on the assumption that there is no value to the SRP Rights and no amount of the consideration paid by the Offeror will be allocated to the SRP Rights.

This summary is not applicable to (i) a Shareholder that is a “specified financial institution”, (ii) a Shareholder an interest in which is a “tax shelter investment”, (iii) a Shareholder that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a “financial institution”, (iv) a Shareholder that reports its “Canadian tax results” in a currency other than Canadian currency, or (v) a Shareholder that has entered into, or will enter into, with respect to their Common Shares, a “derivative forward agreement” or a “synthetic disposition arrangement”, each as defined in the Tax Act. Additional considerations not discussed herein may be applicable to a Shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for purposes of section 212.3 of the Tax Act. This summary is also not applicable to a Holder that is a partnership for Canadian tax purposes or a Shareholder that is exempt from tax under Part I of the Tax Act. Any such Shareholders should consult their own tax advisors.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors having regard to their own particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem to be capital property any Common Shares (and any other “Canadian security”, as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose Common Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

Sale Pursuant to the Offer

Exchange of Common Shares for Share Consideration

A Resident Holder, other than an Electing Shareholder, who disposes of Common Shares under the Offer and receives only Husky Shares as consideration for such Common Shares will not, pursuant to subsection 85.1(1) of the Tax Act, recognize a capital gain (or capital loss) on the disposition of such Common Shares, unless the Resident Holder chooses to recognize a capital gain (or capital loss) by including any portion of such capital gain (or capital loss) in computing the Resident Holder’s income for the taxation year in which the exchange takes place, as described below.

Where a Resident Holder, other than an Electing Shareholder, does not choose to recognize any portion of the capital gain (or capital loss) on the disposition of Common Shares exchanged for only Husky Shares under the Offer, the Resident Holder will be considered to have disposed of those Common Shares for proceeds of disposition equal to the Resident Holder’s adjusted cost base of such Common Shares, determined immediately before the Common Shares were taken up and paid for (“Exchange Time”). The cost to the Resident Holder of Husky Shares acquired will equal the proceeds of disposition of the Common Shares exchanged for Husky Shares. This cost will be averaged with the adjusted cost base of all other Husky Shares owned by the Resident Holder for the purposes of determining the adjusted cost base of each Husky Share owned by the Resident Holder after the exchange.

As a result of the Share Consideration being limited to the Maximum Share Consideration and the pro-rationing set out herein, a Shareholder that chooses to receive only Share Consideration may, notwithstanding such choice in the Letter of Transmittal, receive some Cash Consideration. The capital gain realized in respect of the Cash Consideration may be reduced by choosing to be an Electing Shareholder and filing a joint election with the Offeror under subsection 85(1) of the Tax Act with the Offeror in respect of the Resident Holder’s disposition of Common Shares. If the Shareholder does not choose to be an Electing Shareholder, the Resident Holder’s aggregate adjusted cost base of all of its Common Shares will be pro-rationed between those Common Shares disposed of for Share Consideration and those Common Shares disposed of for Cash Consideration. Only the adjusted cost base attributable to those Common Shares disposed of for Cash Consideration will be used to compute the Resident Holder’s capital gain (or capital loss) on the disposition of Common Shares for Cash Consideration. If a Resident Holder that would otherwise realize a capital gain is an Electing Shareholder that makes a joint election with the Offeror under subsection 85(1) of the Tax Act within the prescribed time limits, at an elected amount that is equal to or greater than that Resident Holder’s aggregate adjusted cost base in all of their Common Shares, such Electing Shareholder will be able to subtract all of their aggregate adjusted cost base in all of their Common Shares from the amount of Cash Consideration received when computing their capital gain. Accordingly a Shareholder who chooses all Share Consideration should review the Canadian federal income tax consequences described in this Section 19 of the Circular under the headings “Sale Pursuant to the Offer – Exchange of Common Shares for Cash Consideration and Share Consideration” and “Sale Pursuant to the Offer – Disposition of Common Shares by an Electing Shareholder” and the Shareholder should consider choosing to be an Electing Shareholder in the Letter of Transmittal.

Where a Resident Holder, other than an Electing Shareholder, chooses to recognize any portion of a capital gain (or capital loss) on the disposition of Common Shares exchanged for Husky Shares under the Offer the Resident Holder will recognize a capital gain (or capital loss) equal to the amount, if any, by which the fair market value of the Husky Shares received, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Resident Holder of the Common Shares exchanged, determined immediately before the Exchange Time. See “Taxation of Capital Gains and Losses” below. The cost to the Resident Holder of Husky Shares acquired will be equal to their fair market value at the Exchange Time. This cost will be averaged with the adjusted cost base of all other Husky Shares held by the Resident Holder for the purposes of determining the adjusted cost base of each Husky Share held by the Resident Holder after the exchange.

Exchange of Common Shares for Cash Consideration

Generally, a Resident Holder who disposes of Common Shares pursuant to the Offer and receives only Cash Consideration for such Common Shares will realize a capital gain (or capital loss) on the disposition of such Common Shares equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of those Common Shares disposed of for Cash Consideration immediately before the disposition.

Exchange of Common Shares for Cash Consideration and Share Consideration

A Resident Holder, other than an Electing Shareholder, who disposes of Common Shares under the Offer and receives both cash and Husky Shares as consideration will be considered:

(a)

to have received only cash in exchange for the number of whole Common Shares held by such Shareholder equal to the quotient obtained when (x) the total amount of cash that such Shareholder is entitled to receive is divided by (y) $11.00, provided that where such number includes a fraction of a Common Share, such number shall be either (i) rounded down to the nearest whole Common Share, where such fraction is less than 0.5, or (ii) rounded up to the nearest whole Common Share, where such fraction is equal to or greater than 0.5 (the “Cash Consideration Common Shares”) and

(b)	to have received only Husky Shares in exchange for the balance of Common Shares held by the Shareholder (the “Share Consideration Common Shares”)

A Resident Holder, other than an Electing Shareholder, will realize a capital gain (or capital loss) on the disposition of the Cash Consideration Common Shares equal to the amount, if any, by which the amount of cash received for the Cash Consideration Common Shares, net of any reasonable costs of disposition, exceeds (or is less than) the Resident Holder’s adjusted cost base of the Cash Consideration Common Shares immediately before the Exchange Time. The Shareholder’s aggregate adjusted cost base of all of its Common Shares will be pro-rationed between the Cash Consideration Common Shares and the Share Consideration Common Shares. Only the adjusted cost base attributable to the Cash Consideration Common Shares will be used to compute the Shareholders capital gain (or capital loss) on the disposition of the Cash Consideration Common Shares. See “Taxation of Capital Gains and Capital Losses” below.

A Resident Holder, other than an Electing Shareholder, will not, pursuant to subsection 85.1(1) of the Tax Act, recognize a capital gain (or capital loss) on the disposition of the Share Consideration Common Shares, unless the Resident Holder chooses to recognize any portion of a capital gain (or capital loss) by including such amount in computing the Resident Holder’s income for the taxation year in which the exchange takes place, as described below.

Where a Resident Holder, other than an Electing Shareholder, does not choose to recognize any portion of a capital gain (or capital loss) on the disposition of the Share Consideration Common Shares exchanged for Husky Shares under the Offer, the Resident Holder will be considered to have disposed of the Share Consideration Common Shares for proceeds of disposition equal to the Resident Holder’s adjusted cost base of such Share Consideration Common Shares, determined immediately before the Exchange Time. The cost to the Resident Holder of Husky Shares acquired will equal the proceeds of disposition of the Share Consideration Common Shares exchanged for Husky Shares. This cost will be averaged with the adjusted cost base of all other Husky Shares held by the Resident Holder for the purposes of determining the adjusted cost base of each Husky Share held by the Resident Holder after the exchange.

Where a Resident Holder, other than an Electing Shareholder, chooses to recognize any portion of a capital gain (or capital loss) on the disposition of Share Consideration Common Shares exchanged for Husky Shares under the Offer, the Resident Holder will recognize a capital gain (or capital loss) equal to the amount, if any, by which the fair market value of the Husky Shares received, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Resident Holder of the Share Consideration Common Shares exchanged, determined immediately before the Exchange Time. See “Taxation of Capital Gains and Losses” below. The cost to the Resident Holder of Husky Shares acquired will be equal to their fair market value at the Exchange Time. This cost will be averaged with the adjusted cost base of all other Husky Shares held by the Resident Holder for the purposes of determining the adjusted cost base of each Husky Share held by the Resident Holder after the exchange.

Disposition of Common Shares by an Electing Shareholder

A Resident Holder who is not exempt from Canadian tax under the Tax Act may choose to be an Electing Shareholder and to opt out of the automatic allocation of consideration and the partial tax deferred rollover treatment available under subsection 85.1(1) of the Tax Act by choosing to be an Electing Shareholder in the Letter of Transmittal. If the Shareholder chooses to be an Electing Shareholder in the Letter of Transmittal and the Shareholder receives Share Consideration or both Share Consideration and Cash Consideration, the Shareholder will be considered to have disposed of all of the Shareholder’s Common Shares tendered as part of the Offer as a single disposition in exchange for the Share Consideration or a blend of Cash Consideration and Share Consideration, as applicable.

Provided an Electing Shareholder has obtained and properly completed and forwarded the election form (as described below), the Offeror will jointly elect with the Electing Shareholder under subsection 85(1) of the Tax Act so as to permit the Electing Shareholder to elect proceeds of disposition for purposes of the Tax Act of the Electing Shareholder’s Common Shares disposed of to the Offeror (the “elected amount”) within the limits specified in the Tax Act. Under the Tax Act, the elected amount may not be (a) less than the amount of cash received by the Electing Shareholder in respect of such Common Shares, (b) greater than the fair market value of such Common Shares at the time of the exchange, or (c) less than the lessor of (i) the fair market value of the Common Shares at the time of the exchange, or (ii) the adjusted cost base of the Common Shares to the Electing Shareholder at the time of the exchange. In the event of an election, the Electing Shareholder’s cost of the Husky Shares acquired on the exchange to which the election relates will be the elected proceeds of disposition of the Common Shares less the amount of cash received on the exchange. An Electing Shareholder will realize a capital gain to the extent that the elected proceeds of disposition exceed the Electing Shareholder’s adjusted cost base of the Common Shares, which capital gain will be subject to the treatment under the Tax Act described below under the heading “Holders Resident in Canada—Taxation of Capital Gains and Capital Losses”.

The potential advantage of filing a joint tax election with the Offeror under subsection 85(1) of the Tax Act is that an Electing Shareholder will be able to limit the amount of the capital gain which would otherwise arise on the disposition to the amount by which the cash received on the disposition exceeds the aggregate adjusted cost base of all of the Common Shares disposed of on the exchange, and thereby achieve a greater tax deferral than might otherwise be available under subsection 85.1(1) of the Tax Act.

Electing Shareholders who wish to make a joint election with the Offeror under subsection 85(1) of the Tax Act must choose to be an Electing Shareholder in the Letter of Transmittal. A Shareholder who chooses to be an Electing Shareholder and receives any Cash Consideration but does not make a joint election with the Offeror under subsection 85(1) of the Tax Act in the prescribed form and within the time prescribed by subsection 85(6) of the Tax Act will not be entitled to any potential tax deferred rollover treatment under either subsection 85(1) or subsection 85.1(1) of the Tax Act.

It will be the responsibility of each Electing Shareholder who wishes to make a joint election with the Offeror under subsection 85(1) of the Tax Act to obtain the necessary election form from the CRA (and, to the extent applicable, any provincial tax authority), to fully complete the form(s) indicating, among other requirements, the number and the adjusted cost base of the Common Shares disposed of and the elected amount, to sign the form(s) where required, and to forward the signed form(s) to the Offeror within 90 days following the Expiry Time. Thereafter, subject to the form(s) complying with the provisions of the Tax Act (and any provincial taxation legislation, as applicable), the Offeror will sign the forms and return them to the Electing Shareholder for filing by the Electing Shareholder with the CRA (and any provincial income tax authorities).

Electing Shareholders considering making a joint election with the Offeror under subsection 85(1) of the Tax Act should consult their own tax advisors to determine the Canadian tax consequences to them of the recognition of a capital gain as a result of the transfer of their Common Shares to the Offeror and as to the advisability of making such an election, and if so, the selection of an elected amount therein. The joint election under subsection 85(1) of the Tax Act alternative only will be available to the extent that a Shareholder chooses to be an Electing Shareholder in the Letter of Transmittal submitted on the acceptance of the Offer, and such Electing Shareholder prepares the necessary joint tax election in the prescribed form and provides such form to the Offeror within 90 days following the Expiry Time and then files such form with the relevant taxing authorities within the prescribed time period. Electing Shareholders should consult their own tax advisors to determine whether any separate election forms must be filed with any provincial taxing authority. Compliance with the requirements to ensure the validity of the election form on a timely basis will be the sole responsibility of the Electing Shareholder making the election, and the Offeror will not be liable for any loss or damage resulting from the late filing of any election form or from the invalidation of any election form.

Taxation of Capital Gains

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains for the year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year only against net taxable capital gains realized in such years.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such Common Share (or another share where the Common Share has been acquired in exchange for such other share) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax on certain investment income, including taxable capital gains realized, interest and certain dividends. Capital gains realized by a Resident Holder who is an individual or a trust, other than certain specified trusts, will be taken into account in determining liability for alternative minimum tax.

Compulsory Acquisition

As described in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Common Shares not deposited under the Offer pursuant to statutory rights of purchase under Part 16 of the ABCA (defined above as a “Compulsory Acquisition”). The tax consequences to a Resident Holder of a disposition of Common Shares in such circumstances will generally be as described under “Sale Pursuant to the Offer”. However, where a Resident Holder exercises their right to go to court for a determination of fair value in a Compulsory Acquisition and is entitled to receive the fair value of their Common Shares, the proceeds of disposition will be the amount (other than interest) determined by the court and the Resident Holder will be required to include in computing its income any interest awarded by a court in connection with a Compulsory Acquisition.

Subsequent Acquisition Transaction

As described in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out.

By way of example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of MEG and the Offeror (and/or one or more of its affiliates) pursuant to which Resident Holders who have not tendered their Common Shares under the Offer would have their Common Shares converted on the amalgamation into only redeemable preferred shares of the amalgamated corporation (“Redeemable Shares”) which would then immediately be redeemed for cash. Such Resident Holders would not realize a capital gain or capital loss as a result of the conversion, and the adjusted cost base to the Resident Holder of the Redeemable Shares received would be equal to the adjusted cost base to the Resident Holder of the Common Shares immediately before the amalgamation.

However, on the redemption of the Redeemable Shares, such Resident Holder would generally,

(a)

be deemed to receive a dividend (subject to the application of subsection 55(2) of the Tax Act to a holder of Redeemable Shares that is a corporation, as discussed below) equal to the amount, if any, by which the redemption price of the Resident Holder’s Redeemable Shares exceeds the paid-up capital of such holder’s Redeemable Shares for purposes of the Tax Act; and

(b)

be considered to have disposed of such holder’s Redeemable Shares for proceeds of disposition equal to the redemption price less the amount of the deemed dividend, if any, computed in (a). As a result, the Resident Holder will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition net of any reasonable costs of disposition exceed (or are less than) the adjusted cost base of the Redeemable Shares immediately before the disposition. The computation and tax consequences of any such capital gain or capital loss would be generally as described above under “Sale Pursuant to the Offer”.

Subject to the application of subsection 55(2) of the Tax Act, a Resident Holder will be required to include in computing its income for a taxation year any dividends deemed to be received on the Redeemable Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by the amalgamated corporation as “eligible dividends” in accordance with the provisions of the Tax Act. Subject to the application of subsection 55(2) of the Tax Act, any such dividends deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income.

Subsection 55(2) of the Tax Act provides that where a Resident Holder that is a corporation would otherwise be deemed to receive a dividend, in certain circumstances the deemed dividend may be deemed not to be received as a dividend and instead may be treated as a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 38 1⁄3% under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares or Redeemable Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Under the current administrative practice of the CRA, a Resident Holder who exercises the right of dissent in respect of an amalgamation will be considered to have disposed of such holder’s Common Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder (excluding any interest awarded by a court). Because of uncertainties under the relevant corporate legislation as to whether such amounts paid to a dissenting Resident Holder would be treated entirely as proceeds of disposition or in part as the payment of a deemed dividend, dissenting Resident Holders should consult with their own tax advisors. A dissenting Resident Holder will be required to include in computing its income any interest awarded by a court in connection with an amalgamation.

As an alternative to the amalgamation discussed herein, the Offeror may propose an arrangement, reorganization, consolidation, recapitalization, reclassification, continuance or other transaction, the tax consequences of which may differ from those arising on the sale of Common Shares under the Offer or the amalgamation transaction described above and will depend on the particular form and circumstances of such alternative transaction. No opinion is expressed herein as to the tax consequences of any such alternative transaction to a Resident Holder.

Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Qualified Investment Status – Delisting of Common Shares Following Completion of the Offer

As noted above under Section 18 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”, the Common Shares may cease to be listed on the TSX. If the Common Shares cease to be listed on any designated stock exchange (which includes the TSX) and MEG ceases to be a “public corporation” for purposes of the Tax Act, the Common Shares will not be qualified investments for trusts governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), or a tax-free savings account (“TFSA”).

Resident Holders should consult their own tax advisors in this event.

Holding and Disposing of Husky Shares

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the Husky Shares. In the case of a Resident Holder that is an individual

(other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by the Offeror as eligible dividends in accordance with the provisions of the Tax Act. A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income.

A Resident Holder that is “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 38 1⁄3% under Part IV of the Tax Act on dividends received (or deemed to be received) on the Husky Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

The disposition or deemed disposition of Husky Shares by a Resident Holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those shares immediately before the disposition. See “— Disposition of Common Shares Pursuant to the Offer — Taxation of Capital Gains and Capital Losses” above for a general description of the treatment of capital gains and losses under the Tax Act.

Eligibility for Investment

Husky Shares will be qualified investments under the Tax Act for a trust governed by a RRSP, RRIF, RESP, RDSP, TFSA, or a deferred profit sharing plan at any particular time, provided that, at that time, the Husky Shares are listed on a “designated stock exchange” (which currently includes the TSX) or the Offeror is a “public corporation” as defined in the Tax Act.

Notwithstanding that a Husky Share may be a qualified investment, a holder of a TFSA or RDSP, the annuitant under a RRSP or RRIF or the subscriber of a RESP will be subject to a penalty tax with respect to a Husky Share held in the TFSA, RDSP, RRSP, RRIF or RESP if such share is a “prohibited investment” for the TFSA, RDSP, RRSP, RRIF or RESP (within the meaning of the Tax Act). A Husky Share will generally be a prohibited investment for a TFSA, RDSP, RRSP, RRIF or RESP if the holder of the TFSA or RDSP, the annuitant under a RRSP or RRIF or the subscriber of a RESP, as the case may be, does not deal at arm’s length with the Offeror for purposes of the Tax Act or has a “significant interest” (as defined in the Tax Act) in the Offeror. In addition, a Husky Share will not be a prohibited investment for a TFSA, RDSP, RRSP, RRIF or RESP if such share is “excluded property” as defined in the Tax Act for such TFSA, RDSP, RRSP, RRIF or RESP. Resident Holders are encouraged to consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act is not, and is not deemed to be, resident in Canada, and does not use or hold, and is not deemed to use or hold, the Common Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere.

Sale Pursuant to the Offer

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares, unless the Common Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Common Shares are not “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act.

Generally, the Common Shares will not constitute taxable Canadian property to a Non-Resident Holder at the time of disposition provided that the Common Shares are listed at that time on a designated stock exchange (which includes the TSX) unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the Holder, (b) persons with whom the Holder does not deal with at arm’s length, and (c) partnerships in which the Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of the capital stock of MEG, and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property.

Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Common Shares will not be included in computing the Non-Resident Holder’s taxable income earned in Canada for the purposes of the Tax Act if, at the time of the disposition, the Common Shares constitute “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act. Common Shares will generally be considered “treaty-protected property” of a Non-Resident Holder for purposes of the Tax Act at the time of the disposition if the gain from their disposition would, because of an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident for purposes of such treaty and in respect of which the Non-Resident Holder is entitled to receive benefits thereunder, be exempt from tax under the Tax Act.

In the event that the Common Shares are considered to be taxable Canadian property but not treaty-protected property, such Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Holders Resident in Canada — Disposition of Common Shares Pursuant to the Offer” as if the Non-Resident Holder were a Resident Holder thereunder. Such Non-Resident Holder may be entitled to the automatic tax deferral provisions of subsection 85.1(1) of the Tax Act as described above if such Non-Resident Holder satisfies the conditions above under the heading “Holders Resident in Canada — Disposition of Common Shares Pursuant to the Offer” and such Non-Resident Holder is generally not a foreign affiliate of a taxpayer resident in Canada that has included the gain or loss otherwise determined in its foreign accrual property income. If subsection 85.1(1) of the Tax Act applies, the Husky Shares received in exchange for Common Shares that constituted taxable Canadian property to such Non-Resident Holder may be deemed to be taxable Canadian property to such Non-Resident Holder. Any capital gain (or loss) realized by a Non-Resident Holder will generally be computed in the manner described above under “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”.

Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether their Common Shares constitute treaty-protected property.

Compulsory Acquisition

Subject to the discussion below under “Delisting of Common Shares Following Completion of the Offer”, a Non-Resident Holder will not be subject to income tax under the Tax Act on a disposition of Common Shares pursuant to the Offeror’s statutory rights of purchase described under Section 14 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition” unless the Common Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Common Shares are not “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act. Any interest awarded by a court and paid or credited to a Non-Resident Holder exercising its rights described under “Acquisition of Common Shares Not Deposited — Compulsory Acquisition” will not be subject to Canadian withholding tax provided the interest is not “participating debt interest” as defined in the Tax Act.

Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether their Common Shares constitute treaty-protected property.

Subsequent Acquisition Transaction

As described in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out.

By way of example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of MEG with the Offeror (and/or one or more of its affiliates) pursuant to which Non-Resident Holders who have not tendered their Common Shares under the Offer would have their Common Shares converted on the amalgamation into Redeemable Shares which would then immediately be redeemed for cash. Such Non-Resident Holders would not realize a capital gain or capital loss as a result of the conversion and the adjusted cost base to the Non-Resident Holder of the Redeemable Shares received would be equal to the adjusted cost base to the Non-Resident Holder of the Common Shares immediately before the amalgamation. On the redemption of Redeemable Shares, a Non-Resident Holder will be deemed to have received a dividend, and possibly a capital gain, in respect of the Redeemable Shares in the manner described above under “Holders Resident in Canada — Subsequent Acquisition Transactions”, without regard to subsection 55(2) of the Tax Act.

Dividends, including deemed dividends, on Common Shares or Redeemable Shares owned by a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention. For example, under the Canada-U.S. Income Tax Convention (1980) (the “Convention”), where dividends are paid to or derived by a Non-Resident Holder who is the beneficial owner of the dividends and is a U.S. resident for purposes of, and who is entitled to benefits in accordance with the provisions of, the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%. In addition, if the Redeemable Shares are “taxable Canadian property” and not “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act, any capital gain realized on their disposition will be taxed as described above under “Holders Resident in Canada — Subsequent Acquisition Transaction”, without regard to subsection 55(2) of the Tax Act.

Under the current administrative practice of the CRA, a Non-Resident Holder who exercises the right of dissent in respect of an amalgamation will be considered to have disposed of such holder’s Common Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Non-Resident Holder (excluding any interest awarded by a court). Because of uncertainties under the relevant corporate legislation as to whether such amounts paid to a dissenting Non-Resident Holder would be treated entirely as proceeds of disposition or in part as the payment of a deemed dividend, dissenting Non-Resident Holders should consult with their own tax advisors. Where a dissenting Non-Resident Holder receives interest in connection with the exercise of the right of dissent in respect of an amalgamation, the interest will not be subject to Canadian withholding tax under the Tax Act.

As an alternative to the amalgamation discussed herein, the Offeror may propose an arrangement, reorganization, consolidation, recapitalization, reclassification, continuance or other transaction, the tax consequences of which may differ from those arising on the sale of Common Shares under the Offer or the amalgamation transaction described above and will depend on the particular form and circumstances of such alternative transaction. No opinion is expressed herein as to the tax consequences of any such alternative transaction to a Non-Resident Holder.

Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Delisting of Common Shares Following Completion of the Offer

As noted above under Section 18 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”, the Common Shares may cease to be listed on the TSX following the completion of the Offer and may not be listed on the TSX or any other stock exchange at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Non-Resident Holders who do not dispose of their Common Shares pursuant to the Offer are cautioned that the Common Shares may cease to be listed on the TSX following the completion of the Offer (as noted above under “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”) and may not be listed on the TSX or any other stock exchange at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Common Shares that are not listed on a designated stock exchange at the time of their disposition will be considered taxable Canadian property of the Non-Resident Holder, if at any particular time during the 60-month period that ends at that time more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil rights in, property in any of the foregoing whether or not the property exists. In addition to the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property.

If the Common Shares are taxable Canadian property of the Non-Resident Holder at the time of their disposition and are not “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act, the Non-Resident Holder may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition. Furthermore, if the Common Shares are not listed on a recognized stock exchange (as defined in the Tax Act) at the time of their disposition, the notification and, in certain circumstances, the withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Holder with the result that, among other things, unless the Offeror has received a clearance certificate pursuant to section 116 of the Tax Act relating to the disposition of a Non-Resident Holder’s Common Shares, or evidence, satisfactory to the Offeror, that the Common Shares are “treaty-protected property” of the Non-Resident Holder, the Offeror will deduct or withhold 25% from any payments made to the Non-Resident Holder and will remit such amount to the Receiver General on account of the Non-Resident Holder’s liability for tax under the Tax Act.

A Non-Resident Holder who disposes of taxable Canadian property may be required to file a Canadian income tax return for the year in which the disposition occurs.

Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Holding and Disposing of Husky Shares

Dividends paid or deemed to be paid to a Non-Resident Holder on Husky Shares will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty. For example, under the Convention, where dividends are paid to or derived by a Non-Resident Holder who is a U.S. resident for purposes of, and who is entitled to benefits in accordance with the provisions of, the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%. A Non-Resident

Holder will generally not be liable to Canadian income tax on a disposition or deemed disposition of Husky Shares unless the Non-Resident Holder’s Husky Shares are, or are deemed to be, taxable Canadian property to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable tax treaty.

20.	Certain United States Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences generally applicable to a disposition of Common Shares pursuant to the Offer by a U.S. Holder who sells or exchanges such Common Shares to the Offeror pursuant to the Offer as currently contemplated and to the acquisition, ownership, and disposition of Husky Shares received pursuant to the Offer.

This summary is not intended to constitute a complete description of all the potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of disposing of such holder’s Common Shares pursuant to the Offer or the acquisition, ownership and disposition of Husky Shares received pursuant to the Offer. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences applicable to such holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own independent tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of disposing of their Common Shares pursuant to the Offer and the acquisition, ownership and disposition of the Husky Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (“IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences described below. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions described in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions described in this summary.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, published IRS rulings, judicial decisions, published administrative positions of the IRS, and the Convention, in each case, as in effect and available as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. Except as explicitly set forth below, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation or regulations.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares or a beneficial owner of Husky Shares who acquires such Husky Shares pursuant to the Offer, as applicable, that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S. or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of Common Shares or a beneficial owner of Husky Shares who acquires such Husky Shares pursuant to the Offer, as applicable, other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences to Non-U.S. Holders arising from and relating to the Offer nor the acquisition, ownership and disposition of Husky Shares received pursuant to the Offer. Accordingly, Non-U.S. Holders should consult their own tax and investment advisors regarding the U.S. federal, U.S. state and local and foreign tax consequences (including the potential application of and operation of any tax treaties) arising from the matters described above.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders subject to the alternative minimum tax provisions of the Code; (f) U.S. Holders that own the Common Shares or Husky Shares, as applicable, as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired the Common Shares through the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold the Common Shares or the Husky Shares, as applicable, other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. expatriates; and (j) U.S. Holders that own, or have owned, directly, indirectly or by attribution, 5% or more (by vote or value) of the outstanding shares of MEG (or, following the completion of the Offer, the Offeror). U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described above, should consult their own independent tax advisors regarding the U.S. federal, U.S. state and local, and foreign tax consequences arising from and relating to the disposition of their Common Shares pursuant to the Offer or the acquisition, ownership and disposition of Husky Shares received pursuant to the Offer.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares or Husky Shares, as applicable, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Owners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax and investment advisors regarding the U.S. federal income tax consequences arising from and relating to the disposition of their Common Shares pursuant to the Offer or the acquisition, ownership and disposition of Husky Shares received pursuant to the Offer.

Tax Consequences Not Addressed and Assumptions

This summary does not address any U.S. federal income tax consequences applicable to holders of MEG Incentive Awards or Convertible Securities and assumes that any person that held or holds at any time Convertible Securities or other rights to acquire Common Shares will have exercised, exchanged or converted such Convertible Securities or otherwise exercised such rights to receive Common Shares and this summary does not address the tax consequences of such exercise, exchange or conversion. Persons who hold MEG Incentive Awards or Convertible Securities should consult their own tax advisors with respect to the U.S. federal income tax consequences to them of the expiry, exercise or conversion of, the continued holding of, replacement or disposition of, after the Expiry Time, such MEG Incentive Awards or Convertible Securities or any other rights to acquire Common Shares, as applicable, and of the acquiring, holding and disposing of Common Shares having regard to their particular circumstances, which may differ materially from the discussion provided in this summary.

In addition, this summary does not address the U.S. gift, inheritance, estate, state, local or non-U.S. tax consequences to U.S. Holders of the disposition of their Common Shares pursuant to the Offer or the acquisition, ownership and disposition of Husky Shares received pursuant to the Offer. This summary is based on the assumption that there is no value to the SRP Rights and no amount of the consideration paid by the Offeror will be allocated to the SRP Rights. Holders should consult their own tax advisors regarding the U.S. federal, estate, state, local and foreign tax consequences arising from and relating to the disposition of their Common Shares pursuant to the Offer or the acquisition, ownership and disposition of Husky Shares received pursuant to the Offer.

Disposition of Common Shares Pursuant to the Offer

Exchange of Common Shares for Share Consideration and/or Cash Consideration

Subject to the possible recharacterization of the Offer, as described below, as being part of a tax-deferred reorganization under Section 368(a) of the Code if MEG amalgamates with a subsidiary of the Offeror (including pursuant to a Subsequent Acquisition Transaction) or with the Offeror in connection with the Offer and certain other requirements are met, a U.S. Holder’s disposition of its Common Shares pursuant to the Offer generally will be a taxable transaction for U.S. federal income tax purposes. In such case, subject to the discussion “U.S. Anti-Deferral Regimes — PFIC Regime” below, if a U.S. Holder accepts and participates in the Offer as the Offer is currently contemplated:

(a)

the U.S. Holder will generally recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of any Husky Shares received by such U.S. Holder pursuant to the Offer plus the amount of any cash received and (ii) the adjusted tax basis of the U.S. Holder in the Common Shares exchanged therefor;

(b)	the U.S. Holder’s tax basis in any Husky Shares acquired in exchange for Common Shares pursuant to the Offer will equal the fair market value of the Husky Shares on the date of receipt; and

(c)	the U.S. Holder’s holding period for any Husky Shares acquired in exchange for Common Shares pursuant to the Offer will begin on the day after the date of receipt.

See “— Currency Translation” below for a discussion of the result of payments with respect to such sale or exchange being made in Canadian dollars. The gain or loss described in paragraph (a) above generally will be U.S. source capital gain or loss, and will be long-term capital gain or loss if the Common Shares have been held for more than one year, subject to the discussion “U.S. Anti-Deferral Regimes — PFIC Regime” below. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations.

There is a possibility that the Offer may be considered part of a tax-deferred reorganization under Section 368(a) of the Code (for the purposes of this Section 20, a “Reorganization”) if MEG amalgamates with a subsidiary of the Offeror (including pursuant to a Subsequent Acquisition Transaction) or with the Offeror in connection with the Offer and certain other requirements are met. Whether the Offer qualifies as a part of a Reorganization will depend on whether certain amalgamation transaction(s) involving MEG occur in connection with the Offer (including pursuant to the Subsequent Acquisition Transaction), whether such amalgamation transaction(s) would be considered as part of the same plan or part of an integrated transaction with the Offer, the characterization of any such amalgamation transaction or combination of transactions for U.S. federal income tax purposes and the resolution of numerous factual issues, some of which may not be known until the consummation of certain transactions contemplated in Section 14 of this Circular, “Acquisition of Common Shares Not Deposited, and the application of complex U.S. federal income tax laws. As of the date of this Circular, the Offeror intends to amalgamate MEG with a subsidiary of the Offeror following or as a part of any Compulsory Acquisition or Subsequent Acquisition Transaction. However, the exact timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction, if completed, will depend on a number of factors, and the Offeror may engage in other transactions involving MEG or any resulting amalgamated entity following the Offer. In addition, the Offeror may determine at its sole discretion not to amalgamate MEG with the Offeror or its subsidiary. As a result, the Offeror cannot provide any assurance that the Offer will qualify as part of a Reorganization. The requirements that must be satisfied in order for the Offer to qualify as part of a Reorganization are complex, and each U.S. Holder should consult its own tax advisor regarding these requirements and the tax consequences to such U.S. Holder if the Offer were to qualify as part of a Reorganization.

If the disposition of Common Shares pursuant to the Offer qualifies as an exchange pursuant to a Reorganization, subject to the possible application of the PFIC rules discussed below, then the following tax consequences would generally apply to a U.S. Holder that receives Husky Shares or Husky Shares and cash pursuant to the Offer as the Offer is currently contemplated:

(a)

a U.S. Holder will recognize gain, if any, (but not loss) in an amount equal to the lesser of (i) the amount by which the fair market value of any Husky Shares received by such U.S. Holder pursuant to the Offer plus the amount of any cash received exceeds the adjusted tax basis of the U.S. Holder in the Common Shares exchanged therefor and (ii) the amount of any cash received by such U.S. Holder;

(b)

a U.S. Holder will have an aggregate basis in the Husky Shares acquired in exchange for Common Shares pursuant to the Offer equal to such U.S. Holder’s aggregate basis in the Common Shares exchanged, increased by the amount of gain, if any, recognized on the exchange, and decreased by the amount of cash received in the exchange; and

(c)	the holding period of a U.S. Holder in the Husky Shares acquired in exchange for Common Shares pursuant to the Offer will include such U.S. Holder’s holding period for Common Shares.

If a U.S. Holder acquired different blocks of Common Shares at different times or at different prices, any gain will be determined separately with respect to each block of Common Shares and such holder’s basis and holding period in their Husky Shares will be determined by reference to each block of Common Shares.

Notwithstanding the foregoing, if MEG is or has been a PFIC at any time during a U.S. Holder’s holding period of the Common Shares, then under the Code and proposed U.S. Treasury regulations, such U.S. Holder is generally required to recognize gain (but not loss) with respect to the Common Shares even if the Offer otherwise qualifies as a part of a Reorganization unless either a “qualified electing fund” election was timely made by such U.S. Holder for the first year of such Holder’s holding period that MEG was a PFIC or Husky also constitutes a PFIC at the time of the Reorganization, and any such gain recognized by the U.S. Holder generally will be taxed under the PFIC “excess distribution” regime described below – see “U.S. Anti-Deferral Regimes — PFIC Regime” and “Consequences of Holding Husky Shares — Status of the Offeror as a PFIC”. U.S. Holders should consult their independent tax advisors regarding the possible classification of MEG as a PFIC and the potential impact of the PFIC rules on the tax consequences of the Offer to such U.S. Holder, having regard to such holder’s particular circumstances.

Disposition of Common Shares Pursuant to a Compulsory Acquisition

As described in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Common Shares not deposited pursuant to the Offer pursuant to Part 16 of the ABCA. The tax consequences to a U.S. Holder of a disposition of Common Shares in such circumstances generally will be as described under the heading “— Disposition of Common Shares Pursuant to the Offer —Exchange of Common Shares for Husky Shares and/or Cash”.

U.S. Holders should consult their own tax advisors for advice with respect to the U.S. federal income tax consequences to them of having their Common Shares acquired pursuant to a Compulsory Acquisition.

Disposition of Common Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. As described in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”, it is the Offeror’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be equal in value to, and in the same form as, the consideration offered under the Offer.

The tax treatment of a Subsequent Acquisition Transaction to a U.S. Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and may be substantially the same as or materially different from those described herein for U.S. Holders who dispose of their Common Shares pursuant to the Offer. Accordingly, it is not possible to definitively comment as to the tax treatment of a Subsequent Acquisition Transaction to a U.S. Holder.

U.S. Holders should consult their own tax advisors for advice with respect to the U.S. federal income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

U.S. Anti-Deferral Regimes — CFC Regime

There are two regimes applicable to foreign corporations under United States federal income tax law that potentially may apply to MEG — the “controlled foreign corporation” (“CFC”) regime and the PFIC regime. Generally, a foreign corporation is not a CFC unless more than 50% (by vote or value) of its stock is owned by “U.S. Shareholders” (generally, United States persons that own directly, indirectly, or by attribution 10 percent or more of the total combined voting power or value of the foreign corporation). This summary assumes that MEG is not a CFC. If MEG was classified as a CFC, the United States federal income tax consequences summarized herein could be materially and adversely different.

U.S. Anti-Deferral Regimes — PFIC Regime

Special, generally unfavorable rules apply to the ownership and disposition of the stock of a passive foreign investment company (“PFIC”). For U.S. federal income tax purposes, a foreign corporation is classified as a PFIC for each taxable year in which either:

•	at least 75% of its gross income is “passive” income (referred to as the “income test”); or

•	at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the “asset test”).

Passive income includes the following types of income:

•	dividends, royalties, rents, annuities, interest, and income equivalent to interest; and

•	net gains from the sale or exchange of property that gives rise to dividends, interest, royalties, rents, or annuities and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied. In determining whether it is a PFIC, the foreign corporation will be required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% by value.

Neither the Offeror nor Offeror’s counsel has undertaken to ascertain whether MEG is treated as a PFIC. In January of 2017, MEG represented in an underwriting agreement that is publicly filed, that as of January 11, 2017, after due inquiry and based upon then available information and projections that it believed were reasonable, it anticipated that it would not be a PFIC for the taxable year ending December 31, 2017 or the foreseeable future. The determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. Consequently, no assurance can be provided that MEG is not and has not been classified as a PFIC for any taxable year during which a U.S. Holder has held Common Shares.

If MEG is or has been a PFIC during a U.S. Holder’s period of ownership of Common Shares and the U.S. Holder did not timely elect to be taxable currently on his or her pro rata share of MEG’s earnings under the “qualified electing fund” rules or to be taxed on a “mark to market” basis with respect to his or her Common Shares, then such U.S. Holder will generally be subject to the default PFIC rules with respect to any gain recognized on the disposition of the Common Shares pursuant to the Offer as if such gain were an “excess distribution” (described below). Under the default PFIC rules, if MEG is or has been treated as a PFIC for any taxable year during a U.S. Holder’s holding period of Common Shares, any “excess distribution” (generally, a U.S. Holder’s ratable portion of distributions in any year which is greater than 125% of the average annual distribution received by such U.S. Holder in the shorter of the three preceding years or that U.S. Holder’s holding period) with respect to the Common Shares would be allocated rateably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the excess distribution and to any year before MEG became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations in such taxable year, as appropriate, and an interest charge would be imposed on the amount allocated to that taxable year.

The PFIC rules are extremely complex and may have a significant adverse effect on the U.S. federal income tax consequences of the Offer to a U.S. Holder. Accordingly, U.S. Holders should consult their independent tax advisors regarding the possible classification of MEG as a PFIC, the potential effect of the PFIC rules to such holder, the availability and effect of any election that may be available under the PFIC rules, and any related reporting and filing requirements, in each case, having regard to such holder’s particular circumstances.

Consequences of Holding Husky Shares

Distributions

Subject to the discussion below under “— Status of the Offeror as a PFIC”, the gross amount of any distribution made to a U.S. Holder, other than certain distributions, if any, of Husky Shares distributed pro rata to all U.S. Holders of Husky Shares with respect to such U.S. Holder’s Husky Shares, before reduction for any Canadian taxes withheld therefrom, generally will be includible in such U.S. Holder’s income as foreign source dividend income to the extent such distributions are paid out of the Offeror’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. The Offeror does not intend to calculate its current or accumulated earnings and profits for U.S. federal income tax purposes and, therefore, will not be able to provide U.S. Holders with that information. U.S. Holders should consult their own tax advisors regarding whether distributions from the Offeror should be treated as dividends for U.S. federal income tax purposes. To the extent that a distribution exceeds the Offeror’s current and accumulated earnings and profits as determined under United States federal income tax principles, the excess amount will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Husky Shares with respect to which the distribution is made (resulting in a corresponding reduction in the tax basis of those Husky Shares) and, (b) thereafter, as gain from the sale or exchange of those Husky Shares (see the more detailed discussion at “— Sale or Exchange of Husky Shares” below).

Dividends paid on the Husky Shares generally will not be eligible for the “dividends received deduction” allowed to corporations under the Code with respect to dividends received from U.S. corporations. A dividend paid by the Offeror generally will be taxed at the preferential tax rates applicable to long-term capital gains if, among other requirements, (a) the Offeror is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Husky Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Husky Shares will not be entitled to receive such dividend).

For purposes of the rules described in the preceding paragraph, the Offeror generally will be a “qualified foreign corporation” (a “QFC”) if (a) the Offeror is eligible for the benefits of the Convention, or (b) the Husky Shares are readily tradable on an established securities market in the U.S., within the meaning provided in the Code. However, even if the Offeror satisfies one or more of such requirements, it will not be treated as a QFC if it is classified as a PFIC (as discussed below) for the taxable year during which the Offeror pays the applicable dividend or for the preceding taxable year. If the Offeror is not a QFC, a dividend paid by it to a U.S. Holder that is an individual, estate, or trust generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules to them in their particular circumstances.

Sale or Exchange of Husky Shares

Subject to the discussion below under “— Status of the Offeror as a PFIC”, a U.S. Holder generally will recognize gain or loss on the sale or exchange of Husky Shares equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s adjusted tax basis in such Husky Shares. Such gain or loss generally will be U.S. source capital gain or loss, which will be long-term capital gain or loss if the Husky Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations.

Status of the Offeror as a PFIC

The rules for determining whether an entity is considered a PFIC are described above in “U.S. Anti-Deferral Regimes — PFIC Regime”.

The Offeror believes that it should not be classified as a PFIC during its current taxable year and currently expects that status to be maintained. The determination of PFIC status, however, is fundamentally factual in nature (including relying on the income, assets and activities of the Offeror and its subsidiaries from year to year), generally cannot be determined until the close of the taxable year in question and depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations. In particular, there is limited authority on the application of the active commodities exception described above to income earned through subsidiaries and these rules could be interpreted in a manner unfavourable to the Offeror. As a result, there can be no assurances that the Offeror will or will not be considered a PFIC for any taxable year.

If the Offeror is or will be treated as a PFIC for any taxable year during a U.S. Holder’s holding period of Husky Shares, the tax consequences to a U.S. Holder of ownership or disposition of Husky Shares in such circumstances generally will be as described above in “U.S. Anti-Deferral Regimes — PFIC Regime”.

A U.S. Holder’s ownership of common shares in a PFIC generally must be reported by filing Form 8621 with the U.S. Holder’s annual U.S. federal income tax return. Every U.S. Holder who is a shareholder in a PFIC must file an annual report containing such information as may be required by the U.S. Department of the Treasury.

Each U.S. Holder should consult its own tax advisor regarding the status of the Offeror as a PFIC, the possible effect of the PFIC rules to such holder, as well as the availability of any election that may be available to such holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC.

Currency Translation

A U.S. Holder using the cash method of accounting who tenders and sells its Common Shares in exchange for cash and who receives payment in Canadian dollars will be considered to have realized an amount equal to the U.S. dollar value of such Canadian dollars determined at the spot Canadian dollar/U.S. dollar rate on the date payment is made. In the case of a U.S. Holder using the accrual method of accounting, the amount realized for United States federal income tax purposes will equal the U.S. dollar value of the Canadian dollars to which such U.S. Holder becomes entitled on the date its Common Shares are accepted for purchase by the Offeror, determined at the relevant spot exchange rate in effect on that date. Taxable dividends with respect to Husky Shares that are paid in Canadian dollars and Canadian dollars received upon the sale, exchange or other taxable disposition of Husky Shares will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of such Canadian dollars, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally would be U.S. source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian or other foreign income tax with respect to the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian or other foreign income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. In addition, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (a) such U.S. Holder’s “net investment income” for the relevant taxable year and (b) the excess of such U.S. Holder’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125,000 and US$250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include dividends and net gains from the disposition of property, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders should consult their tax advisors regarding the applicability of this additional tax to any gains recognized by such U.S. Holders with respect to their Common Shares in connection with the Offer or with respect to income earned in connection with an investment in the Husky Shares.

Backup Withholding Tax and Information Reporting Requirements

U.S. Holders may be subject to information reporting and backup withholding with respect to amounts received by U.S. Holders pursuant to the exchange of Common Shares for Husky Shares and/or cash, to distributions paid on Husky Shares, and to proceeds from the disposition of Husky Shares. In general, a U.S. Holder will be subject to backup withholding if such holder receives a reportable payment and (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) the payor of such reportable payment is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalties of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will generally be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

In addition, certain U.S. persons that own “specified foreign financial assets”, including Husky Shares which are not held in an account maintained by certain financial institutions, are generally required to file an information return on IRS Form 8938 with the IRS if the aggregate value of all of such assets exceeds certain applicable thresholds. U.S. Shareholders should consult their tax advisors regarding the application of these rules to them in their particular circumstances.

21.	Experts

The Offeror’s independent auditors are KPMG LLP, who have issued an independent auditor’s report dated February 28, 2018 in respect of the Husky’s consolidated financial statements, which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016 and the consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2017 and December 31, 2016, and the related notes. Such audited consolidated financial statements have been incorporated by reference herein in reliance on the report of KPMG LLP, given upon their authority as experts in accounting and auditing. KPMG have confirmed that they are independent with respect to Husky within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Husky under all relevant U.S. professional and regulatory standards.

Certain information relating to Husky’s reserves included in the AIF dated March 1, 2018 incorporated by reference into this Circular has been calculated by Husky and audited and opined upon as of December 31, 2017 by Sproule Associates Limited (“Sproule”). Sproule is an independent petroleum engineering consultant retained by Husky, and such reserves information has been so included in reliance on the opinion and analysis of Sproule given upon the authority of said firm as an expert in reserves engineering. The partners, employees and consultants of Sproule as a group beneficially own, directly or indirectly, less than 1% of Husky’s securities of any class.

22.	Documents Filed with the SEC as Part of the Registration Statement

A registration statement (the “Registration Statement”) under the U.S. Securities Act, which covers the Husky Shares to be offered to Shareholders that are residents of the United States, has been filed with the SEC on Form F-80. The Registration Statement, including exhibits, is available to the public free of charge at the SEC’s website under Husky’s filings at www.sec.gov. The following documents have been filed with the SEC as part of the Offeror’s Registration Statement: (a) the Offer to Purchase and Circular; (b) the Letter of Transmittal; (c) the Notice of Guaranteed Delivery; (d) the Notice of Offer to Purchase dated October 2, 2018; (e) the letter from the Offeror to Shareholders dated October 2, 2018; (f) the documents listed in Section 23 of this Circular,

“Documents Incorporated by Reference”; (g) the consents of Sproule, KPMG LLP and Richard Leslie, P. Eng.; and (h) powers of attorney.

23.	Documents Incorporated by Reference

Information regarding the Offeror has been incorporated by reference in the Offer to Purchase and Circular from documents filed by the Offeror with securities commissions or similar authorities in Canada. Copies of the documents regarding the Offeror incorporated herein by reference may be obtained on request without charge from the Senior Vice President, General Counsel & Secretary of Husky Energy Inc., at 707 – 8th Avenue S.W., Calgary, Alberta, T2P 1H5, Telephone (403) 298-6111 and are also available electronically on SEDAR at www.sedar.com.

The following documents of Husky, filed with securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, the Offer to Purchase and Circular:

(a)	audited consolidated financial statements for the year ended December 31, 2017 including the notes thereto and the auditors report thereon;

(b)	management’s discussion and analysis for the year ended December 31, 2017 (“Annual MD&A”)

(c)	annual information form dated March 1, 2018 for the year ended December 31, 2017 (the “AIF”);

(d)	management information circular dated March 21, 2018 in connection with the annual meeting of Husky’s shareholders held on April 26, 2018;

(e)	unaudited interim condensed consolidated financial statements for the three and six month periods ended June 30, 2018;

(f)	management’s discussion and analysis for the three and six month periods ended June 30, 2018; and

(g)	material change report dated March 6, 2018 pertaining to the reinstatement of the dividend on the Husky Shares.

Any statement contained in the Offer to Purchase and Circular or a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of the Offer to Purchase and Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, in its unmodified or non-superseded form, to constitute a part of the Offer to Purchase and Circular.

Any document of the type referred to above, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the auditor’s report thereon, management’s discussion and analysis and information circulars, or any other document otherwise required by applicable securities Laws to be incorporated herein by reference, filed by the Offeror with securities commissions or similar authorities in Canada or the United States on or after the date of the Offer to Purchase and Circular and before the Expiry Time, shall be deemed to be incorporated by reference into the Offer to Purchase and Circular.

24.	Unaudited Pro Forma Financial Statements

Shareholders should refer to Appendix A hereto for the unaudited pro forma consolidated balance sheet of the Offeror as at June 30, 2018 and the unaudited pro forma consolidated statements of net earnings (loss) of the Offeror for the six month period ended June 30, 2018 and the year ended December 31, 2017, giving effect to the proposed acquisition of all outstanding Common Shares under the Offer, in the manner set forth therein. Such unaudited pro forma consolidated financial statements have been prepared using certain of the Offeror’s and MEG’s respective financial statements as more particularly described in the notes to the unaudited pro forma consolidated financial statements. In preparing the unaudited pro forma consolidated financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. Such unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Offeror. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from such unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offer have been excluded from such unaudited pro forma consolidated financial statements. Shareholders are cautioned to not place undue reliance on such unaudited pro forma consolidated financial statements.

25.	Risk Factors

Shareholders should carefully consider the following risk factors related to the Offer and the Offeror. In addition to the risks related to the Offer and the Offeror set out in the documents incorporated by reference in the Offer to Purchase and Circular, the successful completion of the acquisition by the Offeror of all of the Common Shares is subject to certain risks, including as set out below. Such risks may not be the only risks applicable to the Offer or the Offeror. Additional risks and uncertainties not presently known by the Offeror or that the Offeror currently believes are not material may also materially and adversely impact the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of the Offeror.

Risk Factors Related to the Offer and the Offeror

The Husky Shares issued in connection with the Offer may have a market value different than expected.

Under the Offer, Shareholders may choose to receive 0.485 of a Husky Share for each of their Common Shares, subject to pro-rationing. This portion of a of Husky Share per Common Share will not be adjusted to reflect any change in the market value of Husky Shares that may occur prior to the time of the take up of Common Shares under the Offer. The market value of Husky Shares may vary significantly from the market value at the dates referenced in the Offer to Purchase and Circular. For example, during the 12 month period ended on September 28, 2018, the trading price of Husky Shares on the TSX varied from a low of $15.09 to a high of $22.99 and closed on September 28, 2018 at $22.68. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of the Offeror, regulatory considerations, general market and economic conditions, and other factors over which the Offeror has no control.

If the Offer is completed, the market for Common Shares may be adversely affected, Common Shares may be delisted and MEG may cease to be a reporting issuer.

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Common Shares. Depending on the number of Common Shares the Offeror acquires under the Offer, the Offeror intends to acquire any Common Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction, or if a sufficient number of Common Shares are tendered to the Offer, a Compulsory Acquisition; however, the Offeror may not be able to complete such a Subsequent Acquisition Transaction or Compulsory Acquisition quickly or at all. The purchase of any Common Shares by the Offeror pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Shareholders participating in the Offer and the number of Common Shares deposited by such Shareholders, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Common Shares held by the public. After the purchase of the Common Shares under the Offer, the Offeror may be able to cause MEG to eliminate any public reporting obligations under applicable securities Laws in any province or territory of Canada or any other jurisdiction in which it has an insignificant number of Shareholders. The rules and regulations of the TSX establish certain criteria that, if not met, could lead to the delisting of the Common Shares from the TSX. Although it is possible that the Common Shares could be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges or by other sources, there can be no assurance that any such trading or quotations will occur. In addition, the extent of the public market for the Common Shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the Common Shares remaining at such time and the interest in maintaining a market in the Common Shares on the part of securities firms. The Offeror intends to cause MEG to apply to delist the Common Shares from the TSX as soon as practicable after the successful completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction.

If the Common Shares are delisted and MEG ceases to be a “public corporation” for the purposes of the Tax Act, Common Shares cease to be qualified investments for trusts governed by RRSPs, RRIFs, TFSAs, RESP, RDSP and deferred profit sharing plans. Delisting can also have adverse tax consequences to Non-Resident Holders, as described in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

The issuance of Share Consideration under the Offer could adversely affect the market price of the Husky Shares after the take up of Common Shares under the Offer.

If all of the outstanding Common Shares are tendered to the Offer, up to an estimated additional 107,215,520 Husky Shares will be available for trading in the public market based on the Maximum Share Consideration. The overall increase in the number of Husky Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Husky Shares. The perceived risk of substantial sales of Husky Shares, as well as any actual sales of such Husky Shares in the public market, could adversely affect the market price of the Husky Shares.

The acquisition of all of the outstanding Common Shares might not be completed successfully without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Compulsory Acquisition or a Subsequent Acquisition Transaction.

In order for the Offeror to acquire all of the issued and outstanding Common Shares, it will likely be necessary, following consummation of the Offer, to effect a Compulsory Acquisition or Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Common Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting offerees for their Common Shares that is different from the consideration to be paid pursuant to the Offer. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of a substantial number of Common Shares, which could result in the requirement to make a substantial cash payment that could have an adverse effect on the Offeror’s financial position and liquidity.

The tax consequences to a Shareholder under a Compulsory Acquisition or Subsequent Acquisition Transaction may differ materially from the tax consequences to a Shareholder under the Offer.

After consummation of the Offer, the Offeror’s interest could differ from that of the remaining minority Shareholders.

After the consummation of the Offer, the Offeror intends to exercise its statutory right, if available, to acquire all of the Common Shares not deposited under the Offer by way of a Compulsory Acquisition or, if such statutory right of acquisition is not available or the Offeror elects not to pursue such a Compulsory Acquisition, to integrate MEG and the Offeror by Subsequent Acquisition Transaction for the purpose of enabling the Offeror or an affiliate to acquire all Common Shares not acquired under the Offer. In any of these contexts, the Offeror’s interests with respect to MEG may differ from, and conflict with, those of any remaining minority Shareholders.

Change of control provisions in MEG’s agreements triggered upon the acquisition of MEG may lead to adverse consequences.

MEG may be a party to agreements that contain change of control provisions that may be triggered following successful completion of the Offer, since the Offeror would then hold Common Shares representing a majority of the voting rights of MEG. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect MEG’s results of operations and financial condition or, following the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the results of operations and financial condition of MEG and the Offeror on a combined basis. Unless these change of control provisions are waived by the other party to any such agreements, the operation of any of these provisions could adversely affect the results of operations and financial condition of MEG or, following the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the results of operations and financial condition of MEG and the Offeror on a combined basis.

The Offeror has been unable to independently verify the accuracy and completeness of MEG’s information in the Offer to Purchase and Circular.

The Offeror has not had access to MEG’s detailed accounting records, reserves reports or other non-public books and records. The Offeror has not been able to independently assess or verify the information in MEG’s publicly filed documents, including its financial statements and reserves disclosure. As a result, all historical information regarding MEG contained herein, including all of MEG’s financial and reserves information and all pro forma financial and reserves information reflecting the pro forma effects of a combination of MEG and the Offeror derived in part from MEG’s financial and reserves information, has been derived, by necessity, from MEG’s public reports and securities filings. Although the Offeror has no reason to doubt the accuracy of MEG’s publicly disclosed information, any inaccuracy or material omission in MEG’s publicly available information, including the information about or relating to MEG contained in the Offer, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies, or adversely affect the operational plans of the combined company and its results of operations and financial condition.

The Offeror may not realize all of the anticipated benefits and synergies from the completion of the transaction.

The Offer has been made with the expectation that its successful completion will result in certain synergies and costs savings. These anticipated benefits will depend in part on whether the operations of MEG and the Offeror can be integrated in an efficient and effective manner and the timing and manner of completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, if any. The integration of the two companies may present challenges to management of the Offeror, and the Offeror may encounter unanticipated delays, liabilities and costs. If the Offeror does not acquire at least 66 2⁄3% of the Common Shares and cannot or does not complete a Compulsory Acquisition or Subsequent Acquisition Transaction, it will not be able to fully and efficiently integrate MEG into its business. There can be no assurance that the operational or other synergies that the Offeror anticipates to realize in the combined entity will be ultimately realized, or that the integration of the two companies’ operations will be timely or effectively accomplished, or will ultimately result in cost reductions.

Additional Risk Factors Related to the Offeror

Shareholders who tender their Common Shares to the Offer will receive Share Consideration pursuant to the Offer. Accordingly, such Shareholders should carefully consider the risks and uncertainties associated with the Offeror described in the documents incorporated by reference herein that the Offeror has filed with the Securities Regulatory Authorities, including, in particular, the risk factors outlined under the heading “Risk and Risk Management” in the AIF and under the heading “Risk Factors” in the Annual MD&A, as updated by the Offeror’s subsequently filed interim management’s discussion and analysis of financial condition and results of operations.

26.	Depositary and Information Agent

The Offeror has engaged AST Trust Company (Canada) as the Depositary to receive deposits of Common Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario specified in the Letter of Transmittal. In addition, the Depositary will receive deposits of Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required by applicable Law, and for making payment for all Common Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Common Shares.

The Offeror has retained D.F. King Canada to act as Information Agent to provide information to Shareholders in connection with the Offer.

AST Trust Company (Canada) and D.F. King Canada will receive reasonable and customary compensation from the Offeror for their services in connection with the services they provide as the Depositary and the Information Agent, respectively, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities.

The Information Agent can be contacted by telephone at 1-800-761-6707 (North American Toll Free Number) or +1-212-771-1133 outside North America) or by email at inquiries@dfking.com.

27.	Financial Advisor, Dealer Manager and Soliciting Dealer Group

Goldman Sachs Canada Inc. has been retained by the Offeror to act as financial advisor to the Offeror with respect to the Offer.

The Offeror may, in its sole discretion, also retain the services of one or more dealer manager(s) as it determines, to form and manage a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Industry Regulatory Organization of Canada and members of the TSX to solicit acceptances of the Offer from persons who are resident in Canada on terms and conditions, including the payment of fees and reimbursement of expenses, as are customary in a retainer agreement for such services. Each member of the Soliciting Dealer Group is referred to herein as a “Soliciting Dealer”.

The Offeror expects that if a dealer manager is engaged and/or a Soliciting Dealer Group is formed, then the Offeror will provide notice of such event by press release and/or such other means as the Offeror may determine. Investment advisors or registered representatives employed by soliciting dealers, if any, may solicit their clients to deposit or tender their Common Shares to the Offer. Soliciting Dealers may pay an investment advisor or registered representative a portion of the solicitation fee, if any, for each Common Share deposited or tendered to the Offer by clients of or served by the investment advisor or registered representative.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer, if any, to accept the Offer. However, an investment advisor, stock broker, bank, trust company or other intermediary through whom Shareholders own Common Shares may charge a fee to tender any such Common Shares on their behalf. Shareholders should contact the Information Agent or a broker or dealer for assistance in accepting the Offer and depositing their Common Shares with the Depositary.

Except as set out herein, the Offeror has not agreed to pay any fees or commissions to any stockbroker, dealer or other person for soliciting tenders of Common Shares under the Offer; provided that the Offeror may make other arrangements with soliciting dealers, dealer managers or information agents, either within or outside Canada, for customary compensation during the Offer period if it considers it appropriate to do so.

28.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides security holders of MEG with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders of MEG should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

29.	Legal Matters

The Offeror is being advised in respect of matters concerning the Offer by Osler, Hoskin & Harcourt LLP, counsel to the Offeror.

30.	Directors’ Approval

The contents of the Offer to Purchase and Circular have been approved, and the sending of the Offer to Purchase and Circular to the Shareholders have been authorized, by the board of directors of the Offeror.

CERTIFICATE OF HUSKY ENERGY INC.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: October 2, 2018.

(signed) “Robert J. Peabody”		(signed) “Jeffrey R. Hart”
President and Chief Executive Officer		Acting Chief Financial Officer

On behalf of the board of directors

(signed) “Canning K.N. Fok”		(signed) “Frank J. Sixt”
Director		Director

APPENDIX A

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements are presented to illustrate the estimated effects of the proposed acquisition of all outstanding Common Shares. These unaudited pro forma consolidated financial statements have been prepared by applying pro forma adjustments to the historical consolidated financial statements of the Offeror incorporated by reference in the Offer. The unaudited pro forma consolidated balance sheet gives effect to the Offer as if it had occurred on June 30, 2018. The unaudited pro forma consolidated statements of net earnings (loss) for the six month period ended June 30, 2018 and the year ended December 31, 2017 give effect to the Offer as if it had occurred on January 1, 2017. All pro forma adjustments and their underlying assumptions are described in the notes to the unaudited pro forma consolidated financial statements.

These unaudited pro forma consolidated financial statements have been prepared using certain of the Offeror’s and MEG’s respective financial statements as more particularly described in the notes. In preparing these pro forma consolidated financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Offeror. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from these unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offer have been excluded from these unaudited pro forma consolidated financial statements. Readers are cautioned to not place undue reliance on these unaudited pro forma consolidated financial statements.

All amounts are in millions of Canadian dollars, except where noted.

1

Husky Energy Inc.

Pro Forma Consolidated Statement of Net Earnings (Loss)

For the six months ended June 30, 2018 (Unaudited)

($ millions)	Husky	MEG	Reclassifications	Notes	Pro Forma Adjustments	Pro Forma Consolidated
	Note 2
Revenues and Other Income
Gross revenue	10,893	—	1,402		—	12,295
Royalties	(179)	—	(20)		—	(199)
Marketing and other	352	—	(198)		—	154
Petroleum revenue, net of royalties	—	1,382	(1,382)		—	—
Other revenue	—	28	(28)		—	—

Revenues, net of royalties	11,066	1,410	(226)		—	12,250

Expenses
Purchases of crude oil and products	7,013	—	901		—	7,914
Production, operating and transportation expense	1,362	—	108		—	1,470
Selling, general and administrative expenses	355	41	33		—	429
Depletion, depreciation, amortization and impairment	1,257	215	—	4a	9	1,481
Exploration and evaluation expenses	70	—	—		—	70
Gain on sale of assets	(4)	(318)	—		—	(322)
Other - net	1	—	4		—	5
Diluent and transportation	—	739	(739)		—	—
Operating expenses	—	108	(108)		—	—
Purchased product and storage	—	162	(162)		—	—
Stock-based compensation	—	31	(31)		—	—
Research and development	—	2	(2)		—	—
Other expenses	—	4	(4)		—	—
Commodity risk management loss	—	226	(226)		—	—

	10,054	1,210	(226)		9	11,047

Earnings from operating activities	1,012	200	—		(9)	1,203
Share of equity investment income	35	—	—		—	35
Financial items
Net foreign exchange gains (losses)	25	(172)	—		—	(147)
Finance income	33	—	21		—	54
Finance expenses	(158)	—	(161)	4b	(18)	(337)
Net finance expense	—	(140)	140		—	—

	(100)	(312)	—		(18)	(430)

Earnings (loss) before income taxes	947	(112)	—		(27)	808
Provisions for (recovery of) income taxes
Current	36	—	—		—	36
Deferred	215	(74)	—	4c	(7)	134

	251	(74)	—		(7)	170

Net earnings (loss)	696	(38)	—		(20)	638

Earnings (loss) per share - Basic	0.68	(0.13)				0.58
Earnings (loss) per share - Diluted	0.68	(0.13)				0.58

See accompanying notes to the unaudited pro forma consolidated financial statements.

2

Husky Energy Inc.

Pro Forma Consolidated Statement of Net Earnings (Loss)

For the year ended December 31, 2017 (unaudited)

($ millions)	Husky	MEG	Reclassifications	Notes	Pro Forma Adjustments	Pro Forma Consolidated
	Note 2
Revenues and Other Income
Gross revenue	18,986	—	2,422		—	21,408
Royalties	(363)	—	(22)		—	(385)
Marketing and other	(40)	—	(15)		—	(55)
Petroleum revenue, net of royalties	—	2,400	(2,400)		—	—
Other revenue	—	35	(35)		—	—

Revenues, net of royalties	18,583	2,435	(50)		—	20,968

Expenses
Purchases of crude oil and products	11,566	—	1,409		—	12,975
Production, operating and transportation expense	2,679	—	222		—	2,901
Selling, general and administrative expenses	650	87	29		—	766
Depletion, depreciation, amortization and impairment	2,882	476	—	4a	18	3,376
Exploration and evaluation expenses	146	—	—		—	146
Gain on sale of assets	(46)	—	—		—	(46)
Other - net	(18)	—	35		—	17
Diluent and transportation	—	1,158	(1,158)		—	—
Operating expenses	—	222	(222)		—	—
Purchased product and storage	—	251	(251)		—	—
Stock-based compensation	—	23	(23)		—	—
Research and development	—	6	(6)		—	—
Other expenses	—	35	(35)		—	—
Commodity risk management loss	—	50	(50)		—	—

	17,859	2,308	(50)		18	20,135

Earnings from operating activities	724	127	—		(18)	833
Share of equity investment income	61	—	—		—	61
Financial Items
Net foreign exchange gains (losses)	(6)	343	—		—	337
Finance income	37	—	4		—	41
Finance expenses	(392)	—	(365)	4b	(35)	(792)
Net finance expense	—	(361)	361		—	—

	(361)	(18)	—		(35)	(414)

Earnings before income taxes	424	109	—		(53)	480
Provisions for (recovery of) income taxes
Current	(3)	—	—		—	(3)
Deferred	(359)	(56)	—	4c	(14)	(429)

	(362)	(56)	—		(14)	(432)

Net earnings (loss)	786	165	—		(39)	912

Earnings (loss) per share - Basic	0.75	0.57				0.82
Earnings (loss) per share - Diluted	0.75	0.57				0.82

See accompanying notes to the unaudited pro forma consolidated financial statements.

3

Husky Energy Inc.

Pro Forma Consolidated Balance Sheet

As at June 30, 2018 (unaudited)

($ millions)	Husky	MEG	Reclassifications	Notes	Pro Forma Adjustments	Pro Forma Consolidated
	Note 2
Assets
Current assets
Cash and cash equivalents	2,583	564	—	3a	(1,000)	2,147
Accounts receivable	1,413	231	—		—	1,644
Income taxes receivable	187	—	—		—	187
Inventories	1,811	95	—		—	1,906
Prepaids	84	—	—		—	84

	6,078	890	—		(1,000)	5,968
Restricted cash	116	—	—		—	116
Exploration and evaluation assets	978	549	—		—	1,527
Property, plant and equipment, net	24,455	6,604	—	3b	346	31,405
Goodwill	665	—	—		—	665
Investment in joint ventures	1,265	—	—		—	1,265
Long-term income taxes receivable	242	—	—		—	242
Other assets	193	209	12		—	414
Intangible assets	—	12	(12)		—	—
Commodity risk management	—	—	—		—	—
Deferred income tax assets	—	261	(261)		—	—

Total Assets	33,992	8,525	(261)		(654)	41,602

Liabilities and Shareholder’s Equity
Current liabilities
Accounts payable and accrued liabilities	2,983	451	203	3c	105	3,742
Short-term debt	200	—	—		—	200
Long-term debt due within one year	394	16	—		—	410
Current portion of provisions and other liabilities	—	27	(27)		—	—
Commodity risk management	—	186	(186)		—	—
Asset retirement obligations	186	—	10		—	196

	3,763	680	—		105	4,548
Long-term debt	5,015	3,607	—	3d	494	9,116
Other long-term liabilities	1,214	—	236		—	1,450
Asset retirement obligations	2,231	—	57	3e	144	2,432
Provisions and other liabilities	—	293	(293)		—	—
Deferred tax liabilities	2,958	—	(261)	3f	261	2,958

Total Liabilities	15,181	4,580	(261)		1,004	20,504

Shareholder’s Equity
Common shares	7,293	5,426	—	3a	(3,089)	9,630
Preferred shares	874	—	—		—	874
Contributed surplus	2	157	—		(157)	2
Retained earnings	9,736	(1,669)	—		1,619	9,686
Accumulated other comprehensive income	895	31	—		(31)	895
Non-controlling interest	11	—	—		—	11

Total Shareholder’s Equity	18,811	3,945	—		(1,658)	21,098

Total Liabilities and Shareholders’ Equity	33,992	8,525	(261)		(654)	41,602

See accompanying notes to the unaudited pro forma consolidated financial statements.

4

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited)

1. Description of the Business

Husky Energy Inc. (“Husky”) is an international integrated energy company incorporated under the Business Corporations Act (Alberta). Husky’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “HSE” and the Cumulative Redeemable Preferred Shares, Series 1, Cumulative Redeemable Preferred Shares, Series 2, Cumulative Redeemable Preferred Shares, Series 3, Cumulative Redeemable Preferred Shares, Series 5 and Cumulative Redeemable Preferred Shares, Series 7 are listed under the symbols, “HSE.PR.A”, “HSE.PR.B”, “HSE.PR.C”, “HSE.PR.E” and “HSE.PR.G”, respectively.

Husky’s registered office is located at 707, 8th Avenue S.W., PO Box 6525, Station D, Calgary, Alberta, T2P 3G7.

2. Basis of Presentation

These pro forma consolidated financial statements have been prepared by management of Husky for inclusion in the Offer to Purchase and Take-Over Bid Circular of Husky dated October 2, 2018 (the “Offer and Circular”). Management of MEG Energy Corp. (“MEG”) has not participated in the preparation of these pro forma consolidated financial statements. The pro forma consolidated financial statements reflect the acquisition of all of the issued and outstanding common shares of MEG.

The pro forma consolidated financial statements have been prepared from and should be read in conjunction with:

•	the audited annual financial statements of Husky, together with the notes thereto, as at and for the year ended December 31, 2017;

•	the unaudited interim financial statements of Husky, together with the notes thereto, as at and for the six months ended June 30, 2018;

•	the annual financial statements of MEG, together with the notes thereto, as at and for the year ended December 31, 2017; and

•	the unaudited interim financial statements of MEG, together with the notes thereto, as at and for the six months ended June 30, 2018.

None of MEG’s public reports or securities filings has been incorporated by reference into the Offer and Circular or incorporated by reference into these pro forma financial statements and Husky has not requested a consent to use the audit report in respect of MEG’s annual financial statements as at and for the year ended December 31, 2017. As of the date of these pro forma consolidated financial statements, Husky has not had access to the non- public books and records of MEG and Husky is not in a position to independently assess or verify certain of the information in MEG’s publicly filed documents, including its financial statements. MEG has not reviewed these pro forma consolidated financial statements and has not confirmed the accuracy and completeness of the information in respect of MEG contained herein. As a result, all pro forma financial information regarding MEG included herein has been derived, by necessity, from MEG’s public reports and securities filings as of October 1, 2018. While Husky has no reason to believe that such publicly filed information is inaccurate or incomplete, Husky does not assume any responsibility for the accuracy or completeness of any such information.

These pro forma consolidated financial statements have been prepared in all material respects using accounting policies that are in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board on a basis consistent with those disclosed in note 2 of Husky’s audited annual consolidated financial statements as at and for the year ended December 31, 2017 and as disclosed in note 2 of Husky’s 2018 second quarter condensed interim consolidated financial statements.

5

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited)

The Pro Forma Consolidated Balance Sheet as at June 30, 2018 gives effect to the transactions and assumptions described herein, as if they had occurred on June 30, 2018. The Pro Forma Consolidated Statements of Net Earnings (Loss) for the year ended December 31, 2017 and the six months ended June 30, 2018 give effect to the transactions and assumptions described herein as if they had occurred January 1, 2017.

These pro forma consolidated financial statements have been prepared using certain of Husky’s and MEG’s respective financial statements. In preparing these pro forma consolidated financial statements, management of Husky has made certain assumptions that affect the amounts reported in these pro forma consolidated financial statements. Such pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of Husky. Actual amounts recorded upon consummation of the transactions contemplated by the Offer and Circular will differ from such pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offer have been excluded from such pro forma consolidated financial statements. Shareholders are cautioned to not place undue reliance on such pro forma consolidated financial statements.

Certain reclassifications were made in respect of MEG’s financial statement presentation to conform to Husky’s financial statement presentation.

3. Pro Forma Adjustments to the Consolidated Balance sheet

The proposed acquisition of MEG has been accounted for as a business combination, whereby the assets acquired and the liabilities assumed are recorded at the estimated fair value on the Offer date of October 2, 2018.

The following table provides the preliminary purchase price equation:

Estimated number of MEG common shares (millions)(1)	303.4
Estimated number of Husky common shares to be issued (millions)	103.0
Price of Husky common shares ($ per common share)(2)	22.68

Total estimated share consideration	2,337
Total estimated cash consideration ($ millions)	1,000

Total estimated consideration(3)	3,337

($ millions)
Current assets	890
Exploration and evaluation assets	549
Property, plant and equipment	6,950
Other assets	221

Total assets	8,610

Current liabilities	735
Long-term debt	4,101
Other long-term liabilities	236
Asset retirement obligation	201
Deferred tax liabilities(4)	—

Total liabilities	5,273

Estimated fair value of net assets to be acquired(5)	3,337

6

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited)

Notes:

(1)

The estimated number of Husky shares to be issued is based upon the assumptions that there are 296.8 million outstanding MEG shares and 6.6 million equity-settled restricted share units (“RSUs”) and performance share units (“PSUs”), which will be exercised. For purposes of the pro forma consolidated financial statements, the 8.6 million MEG options outstanding as at June 30, 2018 have been assumed to not be exercised.

(2)

For the purposes of the pro forma consolidated financial statements, a Husky share price of $22.68 has been ascribed based on Husky’s closing common shares price on September 28, 2018. The actual consideration may differ materially from this estimate based on the respective share prices on the effective date of the proposed transaction.

(3)

Pursuant to the Offer and Circular, the total estimated consideration represents an implied purchase price of $11.00 per MEG common share and associated right of MEG, a premium of 44% to MEG’s 10-day volume-weighted average common share price of $7.62 as of September 28, 2018, and a premium of 37% over MEG’s closing common share price of $8.03 on September 28, 2018.

(4)

The potential deferred income tax assets acquired are not reflected in the pro forma purchase equation as Husky has not been able to assess if it is probable that the net deferred income tax assets can be realized.

(5)

The fair values of identifiable assets and liabilities acquired were estimated based on information available in the public domain at the time of preparation of these pro forma financial statements. Actual amounts recognized by Husky on the effective date of the proposed transaction, if consummated, may differ materially from these estimates.

a)

Cash and cash equivalent, and common shares were adjusted to reflect the post transaction allocation of the purchase price consideration, from Husky to MEG, between the cash consideration and share consideration.

b)

The estimated fair value of property, plant and equipment was based on the present value of expected future cash flows. The cash flow forecast is based on an independent evaluation of MEG’s reserves as at December 31, 2017, which included assumptions regarding production volumes, operating costs, maintenance and capital expenditures. Husky has considered the impact of changes in commodity pricing and production from December 31, 2017 to June 30, 2018, when estimating the discount rate to apply the acquired reserves. Readers are cautioned that changes to the assumptions used could have a material impact on the net present value of the cash flow forecast.

c)

Accounts payable and accrued liabilities include $105 million of estimated transaction costs. Husky has estimated that $55 million of the transaction costs will be incurred by MEG and these have been reflected in the purchase price. The remaining costs of $50 million are estimated to be incurred by Husky and have been included in retained earnings.

d)

The estimated fair value of long-term debt was adjusted to reflect market interest rates and credit- adjusted discount rates applicable to Husky. In estimating the fair value of long-term debt acquired, it is assumed that the pricing of these instruments upon closing of the transaction will more closely reflect credit spreads of Husky as opposed to current market rates for the instruments, which reflect the credit spreads of MEG.

e)	The estimated fair value of decommissioning and restoration provision was adjusted to conform to Husky’s inflation assumptions and credit-adjusted risk-free discount rate.

f)

The estimated fair value of the potential deferred income tax assets acquired was not reflected as Husky has not been able to assess if it is probable that the net deferred income tax asset can be realized.

7

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited)

4. Pro Forma Adjustments to the Consolidated Statements of Net Earnings (Loss)

The Pro Forma Consolidated Statements of Net Earnings (Loss) for the year ended December 31, 2017 and six months ended June 30, 2018 have been adjusted to give effect to the consummation of the transactions contemplated by the Offer and Circular as if the acquisition of all of the issued and outstanding common shares and associated rights of MEG had occurred on January 1, 2017.

a)

Depreciation, depletion and amortization expense has been adjusted to reflect the incremental pro forma fair value of property, plant and equipment. Depletion expense for MEG has been estimated based on proved reserves.

b)

Financing expenses have been adjusted to reflect the accretion associated with the incremental pro forma carrying value of asset retirement obligation. In addition, financing expenses have also been adjusted to reflect the amortization associated with the fair value adjustment of MEG’s long-term debt.

c)	Deferred income taxes have been adjusted at tax rate of 27.1% to reflect the tax impacts of the adjustments noted above.

5. Earnings (Loss) Per Share

Issued and outstanding

The following table summarizes pro forma common shares of Husky issued and outstanding:

	Six months ended June 30, 2018	Year ended December 31, 2017
(millions)
Actual weighted average number of Husky shares outstanding	1,005.1	1,005.3
Assumed number of Husky shares to be issued on acquistion of MEG	103.0	103.0

Pro forma weighed average shares outstanding — basic	1,108.1	1,108.3

Effective of dilutive stock options	0.7	—

Pro forma weighted average shares outstanding — diluted	1,108.8	1,108.3

Pro forma net earnings ($ millions)	638	912
Pro forma basic net earnings per share	0.58	0.82
Pro forma dilutive net earnings per share	0.58	0.82

8

The Information Agent for the Offer is:

North American Toll Free Phone:

1-800-761-6707

Outside North America, Banks, Brokers and Collect Calls: 1.212.771.1133

Email: inquiries@dfking.com

The Depositary for the Offer is:

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4 Attention: Corporate Actions	By Registered Mail, Hand or by Courier 1 Toronto Street Suite 1200 Toronto, ON M5C 2V6 Attention: Corporate Actions

Toll Free: 1 800 387-0825

Telephone (Local): (416) 682-3860

E-Mail: inquiries@astfinancial.com

Questions and requests for assistance may be directed to the Information Agent at the telephone numbers and locations set out above. To keep current with further developments and information about the Offer, visit www.huskyenergy.com/bettertogether.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers.

Under the Business Corporations Act (Alberta) (the “ABCA”), Husky Energy Inc. (the “Registrant”) may indemnify a present or former director or officer or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Registrant or that body corporate, if the director or officer acted honestly and in good faith with a view to the best interests of the Registrant, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. Such indemnification may be in connection with a derivative action only with court approval. A director or officer is entitled to indemnification from the Registrant as a matter of right if he or she was substantially successful on the merits, fulfilled the conditions set forth above, and is fairly and reasonably entitled to indemnity.

Section 6.02 of the Registrant’s By-Law No. 1 provides for the indemnification of directors and officers of the Registrant. Under this provision, the Registrant shall indemnify a director or officer, or former director or officer or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor and the heirs and legal representatives of such a person against all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred by such director or officer in respect to any civil, criminal or administrative action or proceeding (other than in respect of an action by or on behalf of the Registrant to procure a judgment in its favor) to which such director or officer, former director or officer or person who acts or acted at the Registrant’s request as a director or officer is made a party by reason of his or her position with the Registrant, if he or she fulfills the following two conditions: (a) he or she acted honestly and in good faith with a view to the best interests of the Registrant and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

A directors’ and officers’ liability insurance policy is maintained by the Registrant which insures directors and officers for losses as a result of claims based upon the acts or omissions as directors and officers of the Registrant and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the By-Laws of the Registrant.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits

A list of exhibits filed as part of this registration statement is set forth on the Exhibit Index immediately preceding such exhibits, which are incorporated herein by reference.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

2.	Consent to Service of Process

Concurrently with the filing of this Form F-80, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this registration statement.

Exhibit Index

Number	Description

1.1	Offer to Purchase and Circular, dated October 2, 2018 (included in Part I of this registration statement).

1.2	Letter of Transmittal

1.3	Notice of Guaranteed Delivery

1.4	Letter from the Registrant to MEG shareholders dated October 2, 2018 (included in Part 1 of this registration statement).

1.5	Notice of Offer to Purchase, dated October 2, 2018.

3.1	The audited consolidated financial statements of Registrant for the year ended December 31, 2017, including the notes thereto and the auditors’ report thereon (filed with the Securities and Exchange Commission on Form 40-F on March 1, 2018).

3.2	The Management’s Discussion and Analysis of Registrant for the year ended December 31, 2017 (filed with the Securities and Exchange Commission on Form 40-F on March 1, 2018).

3.3	The Annual Information Form of the Registrant dated March 1, 2018 (filed with the Securities and Exchange Commission on Form 40-F on March 1, 2018).

3.4	The Management Information Circular dated March 21, 2018 in connection with the Registrant’s annual meeting of shareholders held on April 26, 2018 (filed with the Securities and Exchange Commission on Form 6-K on March 21, 2018).

3.5	The unaudited interim condensed consolidated financial statements of Registrant for the three and six month periods ended June 30, 2018 (incorporated by reference to Exhibit 99.2 of Registrant’s Form 6-K filed with the Securities and Exchange Commission on July 26, 2018).

3.6	The Management’s Discussion and Analysis of the Registrant for the three and six month periods ended June 30, 2018 (incorporated by reference to Exhibit 99.3 of Registrant’s Form 6-K filed with the Securities and Exchange Commission on July 26, 2018).

3.7	The material change report of the Registrant, dated March 6, 2018, pertaining to the reinstatement of Registrant’s dividend.

4.1	Consent of KPMG LLP.

4.2	Consent of Richard Leslie, P. Eng.

4.3	Consent of Sproule Associates Limited.

5.1	Powers of Attorney (included on the signature page of this registration statement).

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, on October 2, 2018.

HUSKY ENERGY INC.

By:	/s/ Jeffrey R. Hart
Name: Jeffrey R. Hart
Title: Acting Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose name appears below constitutes and appoints Jeffrey R. Hart and James D. Girgulis, and each of them, either of whom may act without the joinder of the other, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to sign this registration statement on Form F-80 and any or all amendments or supplements thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Robert J. Peabody Robert J. Peabody	President & Chief Executive Officer and Director	October 2, 2018

/s/ Jeffrey R. Hart Jeffrey R. Hart	Acting Chief Financial Officer	October 2, 2018

/s/ Victor T.K. Li Victor T.K. Li	Co-Chairman and Director	October 2, 2018

/s/ Canning K.N. Fok Canning K.N. Fok	Co-Chairman and Director	October 2, 2018

/s/ William Shurniak William Shurniak	Deputy Chairman and Director	October 2, 2018

/s/ Stephen E. Bradley Stephen E. Bradley	Director	October 2, 2018

/s/ Asim Ghosh Asim Ghosh	Director	October 2, 2018

/s/ Martin J.G. Glynn Martin J.G. Glynn	Director	October 2, 2018

Signature	Capacity	Date

/s/ Poh Chan Koh Poh Chan Koh	Director	October 2, 2018

/s/ Eva L. Kwok Eva L. Kwok	Director	October 2, 2018

/s/ Stanley T.L. Kwok Stanley T.L. Kwok	Director	October 2, 2018

/s/ Frederick S-H Ma Frederick S-H Ma	Director	October 2, 2018

/s/ George C. Magnus George C. Magnus	Director	October 2, 2018

/s/ Neil D. McGee Neil D. McGee	Director	October 2, 2018

/s/ Colin S. Russel Colin S. Russel	Director	October 2, 2018

/s/ Wayne E. Shaw Wayne E. Shaw	Director	October 2, 2018

/s/ Frank J. Sixt Frank J. Sixt	Director	October 2, 2018

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the Authorized Representative has duly caused this registration statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Husky Energy Inc. in the United States, on October 2, 2018.

HUSKY ENERGY U.S. HOLDINGS INC.

By:	/s/ Jeffrey R. Hart
Name: Jeffrey R. Hart
Title: Vice President

By:	/s/ James D. Girgulis
Name: James D. Girgulis
Title: Secretary